UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Sakura Sogo REIT Toshi Hojin
(Name of Subject Company)

Sakura Sogo REIT Investment Corporation
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

MIRAI Corporation
(Name of Person(s) Furnishing Form)

Investment Unit
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Makoto Muranaka

Executive Director

Sakura Real Estate Funds Management, Inc.

8-11, Kudan Minami 3-chome, Chiyoda-ku, Tokyo, Japan

(Telephone +81-3-6272-6608)
(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) See Exhibit Index.

(b) Not applicable.

Item 2. Informational Legends

Included in the documents attached hereto as Exhibit 1, Exhibit 2 and Exhibit 3.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) Form F-X previously filed with the Commission on August 6, 2019.

(2) Not applicable.

2

Exhibit Index

Exhibit Number	Description
1	Notice Concerning Execution of Merger Agreement by and between MIRAI Corporation and Sakura Sogo REIT Investment Corporation*

2

Notice Concerning the Forecast of Operating Results and Distributions Subsequent to the Merger of MIRAI Corporation and Sakura Sogo REIT Investment Corporation for the Fiscal Periods Ending April 30, 2020 and October 31, 2020*

3	Convocation Notice of the 3rd General Meeting of Unitholders

*Previously submitted as part of Form CB on August 6, 2019.

3

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Michio Suganuma
(Signature)

Michio Suganuma
Executive Director
MIRAI Corporation
(Name and Title)

August 16, 2019
(Date)

4

EXHIBIT 3

Convocation Notice of the 3rd General Meeting of Unitholders

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

(Translation Purpose Only)

August 15, 2019
Makoto Muranaka, Corporate Officer SAKURA SOGO REIT 3-8-11 Kudan-Minami, Chiyoda-ku, Tokyo
To our Unitholders,

Convocation Notice of the 3rd General Meeting of Unitholders

You are cordially invited to attend the 3rd General Meeting of Unitholders of SAKURA SOGO REIT (the “Investment Corporation”), to be held as outlined below.

If you are unable to attend the meeting, please exercise your voting rights using the Voting Rights Exercise Form enclosed herewith after reading the attached Reference Document for the General Unitholders Meeting and return the Voting Rights Exercise Form so that it reaches us by 6:00 p.m. on Thursday, August 29, 2019.

Please note that the Investment Corporation stipulates a provision concerning “Deemed Agreement” in Article 17, paragraphs 1 and 2 of the Articles of Incorporation in accordance with Article 93, paragraph 1 of the Act on Investment Trusts and Investment Corporations as described below. This means that if a unitholder does not attend the General Meeting of Unitholders and does not exercise his/her voting rights using the Voting Rights Exercise Form, the unitholder is deemed to be in favor of any proposal submitted to the General Meeting of Unitholders.

(Excerpts from the Articles of Incorporation of the Investment Corporation)

Article 17 (Deemed Agreement)

1.	In the event that a Unitholder neither attends a General Meeting of Unitholders nor exercises his/her voting rights, said Unitholder shall be deemed to have agreed to the proposals submitted to said General Meeting of Unitholders (in a case where multiple proposals are submitted, and there are proposals that conflict with each other, excluding all such proposals).
2.	The number of voting rights of the Unitholders who are deemed to have agreed to proposals pursuant to the provisions of the preceding Paragraph shall be included in the number of voting rights of the Unitholders in attendance.

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

1.	Date and Time: Friday, August 30, 2019 at 3:00 p.m. (Scheduled) (Note)

(Note) Apart from this General Meeting of Unitholders, a general meeting of unitholders, which will be convened by Lion Partners, a minority unitholder of the Investment Corporation, is scheduled be held at 10:00 a.m., on the same date and the place as this General Meeting of Unitholders. The commencement time of this General Meeting of Unitholders may change to sometime after 3:00 p.m., depending on the progress of such meeting. In case the start time of this General Meeting of Unitholders will be changed, the Investment Corporation will promptly post notice of such change on its website.

2.	Venue: Bellesalle Onarimon Tower

   The third floor, 1-1-1 Shibakoen, Minato-ku, Tokyo

   (Please refer to the map at the end.)

3.	Purpose of the General Meeting of Unitholders:

Matters to be resolved:

(Proposed by the Investment Corporation)

Proposal 1: Approval of Merger Agreement with MIRAI Corporation

(Proposed by the Investment Corporation)

Proposal 2: Termination of Asset Management Agreement

(Proposed by a minority unitholder)

Proposal 3: Partial Amendment of the Articles of Incorporation

-	For those attending, please present the enclosed Voting Rights Exercise Form at the reception desk upon your arrival.
-	You may exercise your voting rights by proxy. Your proxy must be one (1) individual selected from among unitholders who have voting rights. Your proxy is requested to present a document evidencing his/her status as proxy together with the Voting Rights Exercise Form at the reception desk.
-	If any amendment is made to the Reference Document for the General Unitholders Meeting, such amendment will be posted on the Investment Corporation’s web site (http://www.sakurasogoreit.com/).

REFERENCE DOCUMENT FOR

THE GENERAL UNITHOLDERS MEETING

Proposals and References

Proposal 1 (Proposed by the Investment Corporation): Approval of Merger Agreement with MIRAI Corporation

1.	Purpose of absorption-type Merger
(1)	Propose of Merger

Pursuant to the Memorandum of Understanding regarding the merger (hereinafter the “MOU”) on July 19, 2019, Sakura Sogo REIT Investment Corporation (hereinafter “SAKURA”) and MIRAI Corporation (hereinafter “MIRAI”) resolved at the respective board of directors meetings to implement an absorption-type merger, with MIRAI as the surviving corporation and SAKURA as the absorbed corporation (hereinafter the “Merger”) with the effective date being November 1, 2019, and have entered into a merger agreement (hereinafter the “Merger Agreement”) on August 5, 2019. MIRAI and SAKURA, through asset management companies of each (Mitsui Bussan & IDERA Partners Co., Ltd. (hereinafter “MIP”) and Sakura Real Estate Funds Management, Inc. (hereinafter “SREFM”)) have been discussing in good faith measures to maximize unitholder value for both MIRAI and SAKURA. As a result of such discussions, MIRAI and SAKURA entered into the MOU having concluded that the Merger will have various synergetic effects.

After the execution of the MOU, MIRAI and SAKURA continued discussions regarding the merger ratio, impact on the performance forecast and the growth strategy after the Merger, and determined that the Merger is the best measure to maximize unitholder value for both MIRAI and SAKURA as stated in “(3) Significance and Effect of Merger” below. Therefore, MIRAI and SAKURA entered into the Merger Agreement.

(2)	Background of Merger
(i)	MIRAI

MIRAI has achieved the targets announced in June 2017 under mid-term management plan “Repower 2020” 1.5 years earlier than the original target and newly established the expanded mid-term management plan, “Repower 2020-ER” in December 2018, for the period ending at the end of 2020. MIRAI has steadily carried out the measures that can be implemented by a single investment corporation, such as making progress in risk diversification of the portfolio, enhancement of financial base and replacing the assets, in order to materialize the various quantitative targets such as the level of distribution per unit and the reduction of the risk premium formulated in such mid-term management plan, “Repower 2020-ER”. MIRAI has also explored the opportunity to realize a merger between J-REITs through communicating with multiple asset management companies, in line with the strategic management option internally set from the IPO in December 2016. During the process by SAKURA seeking for a partnership including a merger with third party, MIRAI received a request for proposal through Mitsui & Co. Asset Management Holdings Ltd, a shareholder of MIP. As a result, MIRAI has commenced its serious consideration, and entered into the merger agreement with SAKURA as a strategic option to achieve the “Repower 2020-ER” earlier than the target.

(ii)	SAKURA

SAKURA has revaluated the growth strategies including the possibility of the future merger recognizing that SAKURA has not realized the external growth in line with the initial plan after IPO in September 2016. SAKURA received a request on May 10, 2019 from Lion Partners Godo Kaisha, a minority unitholder controlled by Star Asia Group holding approximately 3.6% of the outstanding units of SAKURA, to convene a unitholders’ meeting. The agenda items for the requested unitholders’ meeting are replacing the executive director of SAKURA and its asset management company with a person related to Star Asia Group and the asset management company of Star Asia Investment Corporation (hereinafter “Star Asia REIT”), as a first stage toward the merger between SAKURA and Star Asia REIT. The proposal of Star Asia Group is to replace SAKURA’s management with Star Asia Group through such a general meeting of unitholders which requires a lower approval threshold than applicable for a normal merger approval without proposing any merger terms or other key information, including the merger ratio, at such time, and, determine all economic terms, such as calculation of merger ratio virtually by Star Asia Group, the related party to the counterparty of the merger, Star Asia REIT, after such management change. This proposal therefore entails risk of damage to SAKURA’s unitholder value when determination merger ratio and creating serious conflict of interest within Star Asia Group resulting from managing two listed J-REITs having same investment target and policy and having material difference in ownership ratio of Star Asia Group. Based on such serious concern, SAKURA and SREFM retained an independent financial advisor and made requests for proposal to around 20 candidates, including multiple investment corporations and domestic and foreign funds other than Star Asia Group, for an alliance or other measures including a merger while examining SAKURA’s standalone growth strategies.

(iii)	Discussion and Entrance into Merger

SAKURA selected three proposals as final candidates from multiple proposals. These were assed based on their potential to contribute to maximizing unitholders’ value considering the situation that external growth is not easy by the overheated real estate market conditions, their feasibility, synergistic effects, and consideration provided to investors. In assessing each proposal, SAKURA, with the assistance of its financial adviser, consistently focused on which proposal would contribute to maximize the unitholders’ value, and conducted calm and fair comparative considerations. With regard to such considerations, SAKURA discussed with each such candidate under the thought that unitholder value will be maximized by negotiating the economic terms of the merger or other transactions on an arms-length, equal footing basis and present such proposal to unitholders for approval at the general meeting of unitholders including the final economic terms as determined through such negotiation. From the beginning of July 2019, SAKURA chose the merger with MIRAI as the most attractive proposal, and both investment corporations have since specifically discussed the feasibility of the merger, and determined to enter into the MOU and continued discussions including the merger ratio, and have entered into the Merger Agreement. Both investment corporations believe that the Merger will contribute to maximize the unitholder value of both as described in “(3) Significance and Effect of the Merger” below, particularly in comparison with the proposal by Star Asia Group.

(3)	Significance and Effect of Merger
(i)	Major Synergies of Merger

MIRAI and SAKURA confirm that both parties aim to realize the following synergies through integration of the real estate portfolio of MIRAI and SAKURA and the sponsor support after the Merger. MIRAI and SAKURA recognize the rationale and benefits for the Merger as stated in “(2) Background of Merger”, and believe that the synergetic effect of the Merger will lead to medium to long term growth.

<Major Synergetic Effect of Merger>

•	Improvement of the management cost efficiency
•	Enhancement of the profitability and the distribution per unit
•	Increase in aggregate market capitalization and liquidity of units
•	Improvement in diversification of assets and tenants
•	Improvement in the growth prospect and reduction of the cost of capital

(ii)	Significance of Merger

MIRAI and SAKURA believe that the Merger has the following significance.

A.	Provision of viable option to improve unitholder value for both MIRAI and SAKURA unitholders

MIRAI and SAKURA believe that the Merger will provide SAKURA unitholders with the opportunity to make a choice by presenting a tangible option compared to the proposal made by Star Asia Group and will provide unitholders with enhanced growth opportunities. The Merger realizes improvement in profitability and raises the level of the distribution per unit (“DPU”), and MIRAI after the Merger aims for continuous growth based on the investment policy of MIRAI.

B.	Pursuit of growth opportunities that take into account the unitholders’ interests through strong sponsorship support by Mitsui & Co. Group and IDERA Capital, and well-experienced management
MIRAI and SAKURA have confirmed and agreed that MIP will act as the asset manager of the investment corporation after the Merger, and that SRFEM and the Galileo Group, sponsor of SREFM will withdraw from the asset management of the investment corporation after the Merger. The sponsors of the investment corporation after the Merger will be Mitsui & Co. Asset Management Holdings, which is a wholly-owned subsidiary of Mitsui & Co., LTD. (established in July 1947, listed on Tokyo Stock Exchange 1st section, business results for the fiscal year ended March 31, 2019: consolidated revenue 6,957.5 billion yen, net income 414.2 billion yen, consolidated total assets 11,945.7 billion yen) and IDERA Capital Management Ltd. MIP and the sponsors after the Merger aim to improve the unitholder value over the medium to long term through a strong financial base and governance system that gives consideration to provide maximization of unitholders’ interests.

C.	Creation of a high-quality, diversified REIT focusing on office buildings in the Tokyo area

The portfolio of the investment corporation after the Merger consist of 47.3% of Tokyo area offices (Note), benefiting from stability and growth potential focusing on Tokyo area office which is stable in supply and demand and is expected to deliver high profitability in the future. In addition, due to the progress in portfolio diversification, it is expected to reduce the risk of property concentration and improve stability by diversifying asset types and tenants, with the top three property ratio (acquisition price basis) of 26.9% and the top 10 tenant contract ratio (rent basis) of 35.2%.

(Note) Because MIRAI as an acquisition corporation will acquire SAKURA assets at market value by purchase method, the asset size after the Merger (based on the acquisition price) and ratio is calculated with the following formula. It also applies to the asset size after the Merger (based on the acquisition price) and ratio hereinafter.

Total acquisition price of assets held by MIRAI as of the end of July 2019 + Total appraisal value held by SAKURA as of the end of the fiscal period ended December 2018 + Appraisal value of properties acquired by SAKURA for the fiscal period ended June 2019

D.	Improvement of market presence by expanding asset size and improving liquidity through the Merger

The asset size of the investment corporation after the Merger is expected to be 204.0 billion yen in total consisting of 47 assets. MIRAI and SAKURA believe that, rising above a small and medium-sized diversified J-REIT listed in and after 2016, its market presence in the REIT market improves. Its liquidity improves due to an increase in its market capitalization, it can be expected to be listed into global indices and to expand demand from institutional investors in the future, as well as the effect of declining in capital costs and to further improve in its future growth outlook.

(iii)	Effect of Merger

MIRAI and SAKURA expect that the Merger has the following four effects. The Merger represents SAKURA’s judgment that it will be the best way to maximize unitholder value among several proposals. MIRAI and SAKURA believe the Merger is a tangible solution to all the issues in relation to the management of SAKURA raised by Lion Partners Godo Kaisha (hereinafter "Lion Partners") in the Star Asia Group’s proposal. Because the Merger resolves all the issues raised by Lion Partners, the reason for Lion Partners’ proposal to merge with Star Asia Investment Corporation is only for their own interest of Star Asia Group. MIRAI and SAKURA believe that Lion Partners’ proposal has lost its significance to the unitholders of SAKURA. MIRAI and SAKURA believe that the Merger can realize the improvement of unitholder value, which exceed the improvement, if any, through the merger with Star Asia Investment Corporation.

A.	Growth of the Distribution Per Unit (DPU)

MIRAI’s DPU after the Merger will be 1,600 yen for the Fiscal Period Ending April 2020 (or equivalent to 2,672 yen for one SAKURA unit before the Merger) and 1,640, for the Fiscal Period Ending October 2020 (or equivalent to 2,738 yen for one SAKURA unit before the Merger). This is a significant increase of +1.9% and +4.5%, respectively, to forecast DPU of 1,570 yen for the Fiscal Period Ending April 2020 of MIRAI before the Merger and +10.1%, and +12.8%, respectively, to forecast DPU of 2,427 yen for the Fiscal Period Ending December 2019 of SAKURA before the Merger. Star Asia Group sets the short-term target of approximately 100 yen increase (+4.1%) from 2,427 yen DPU of SAKURA for the Fiscal Period Ending December 2019, and the increase of forecast DPU for the Fiscal Period Ending April 2020 and the Fiscal Period Ending October 2020 after the Merger exceed the Star Asia Group’s proposal. Regarding the details of the performance forecast after the Merger, please refer to “Notice Concerning the Forecast of Operating Results and Distributions Subsequent to the Merger of MIRAI Corporation and Sakura Sogo REIT Investment Corporation for the Fiscal Periods Ending April 30, 2020 and October 31, 2020” announced by both MIRAI and SAKURA today.

B.	Expansion of Asset Size

As stated in “(ii) Significance of Merger”, the asset size after the Merger will exceed 200 billion yen and it greatly exceeds the assuming asset size of 163.2 billion yen (Note1) in case of the merger with Star Asia. As the market capitalization also reaches a level that is anticipated to facilitate incorporation to global REIT indices. Taking into consideration that MIRAI already has an A+ issuer credit rating before the Merger together, the Merger is much superior in respect to expected expansion in demand from institutional investors. MIRAI has increased its asset size from 100.7 billion yen as at its listing in December 2016 to 145.0 billion yen as of the end of the Fiscal Period ended April 2019, and the investment corporation after the Merger will aim new medium-term target of 300 billion yen with further external growth.

(Note 1) Calculated by the following formula:

Total acquisition price of assets held by Star Asia Investment Corporation as of the end of the fiscal period ended January 2019 (Note 2) + Total appraisal value of assets held by SAKURA as of the end of the fiscal period ended December 2018 + Appraisal value of properties acquired by SAKURA for the fiscal period ended June 2019

(Note 2) The acquisition prices of Star Asia Investment Corporation do not include the acquisition prices of other assets under management (mezzanine loan investment and equity in silent partnership (Tokumei Kumiai shusshi)) and Amusement Media Gakuin Shinkan (acquisition price: 1,020 million yen), which was acquired on February 1, 2019.

C.	Cost Efficiency

Though SAKURA before the Merger was not necessarily operated with low financial cost, as shown in the average interest rate of 0.83%, the average interest rate after the Merger is expected to decline to 0.59%. MIRAI’s average interest rate of 0.53% and average borrowing period of 7.2 years is respectively lower and longer than Star Asia Investment Corporation’s average interest rate of 0.63% and average borrowing period of 4.0 years. MIRAI will seek to further strengthen its financial base with promoting cost reduction at refinancing and lengthen the average loan maturity backed by the credit of Mitsui & Co. Group. In addition, regarding Japan Credit Rating Agency, Ltd. (JCR) issuer rating of A+ (positive) which the MIRAI before the Merger is assigned, it aims to obtain AA- rating in the next JCR review scheduled around January 2020, which could further lower the debt cost. Investor classes are also expected to be expanded and the equity cost will be lower by being included in the J-REIT investment target of Bank of Japan if certain conditions are satisfied. In Star Asia Group’s proposal it plans to reduce the management cost including reduction of asset management fees, however, the Merger expects to deliver savings in management expenses, reduction in the cost of capital from both debt and equity side which will increase the unit price. MIRAI and SAKURA believe that these benefits will maximize unitholders value and realize more value than the cost reductions proposed by Star Asia.

MIRAI and SAKURA will manage portfolio based on the efficient MIRAI’s management policy after the Merger and reduce the asset management cost by utilizing the support by Mitsui & Co. Group and IDERA Capital and the unique knowhow of MIP, as its asset manager.

D.	Governance System for maximizing Unitholder’s Interest

As stated in “(ii) Significance of Merger”, the investment corporation after the Merger will be managed by MIP based on the disciplined governance standard of Mitsui & Co. Group. MIP has working based on “REIT oriented business operation policy”, such as disclosing the actual amount of the asset management fee per each item and will work to realize the improvement of mid- to long-term unitholder value under the management system which emphasizes on maximizing unitholders’ interest, and the governance system with conscious on clarification of cost bearing.

2.	Overview of the Merger Agreement

As set forth in Attachment 1

3.	Summary of matters set forth in Article 193, Paragraph 1, Item (1) trough Item (3) of the Ordinance for Enforcement of the Act on Investment Trust and Investment Corporations.
(1)	Appropriateness of the Merger consideration
(i)	Appropriateness of total amount, calculation method, and allotment of merger consideration to be delivered upon the Merger.
A.	Matters relating to merger ratio and allotment
a.	Allotment of new investment units

MIRAI shall issue new investment units in the number of investment units in SAKURA held by the unitholders set forth or recorded in SAKURA’s latest unitholder registry on the day immediately preceding the Effective Date (excluding MIRAI, SAKURA, and unitholders of SAKURA that have demanded purchase of their investment units pursuant to Article 149-3, of the Investment Trust Act (excluding unitholders that have withdrawn such demand for purchase)(“Unitholders Subject to Allocation”) multiplied by 1.67, and shall deliver to Unitholders to be Allocated 1.67 MIRAI investment units per each of their investment units of SAKURA. If the number of investment units of MIRAI that shall be delivered to the Unitholders Subject to Allocation includes a fraction of less than one unit, these fractional units will be sold through a market transaction in accordance with statutory provisions, and the proceeds from the sale will be delivered to the unitholders who are allocated fractions, in proportion to the size of their fractional units to be allocated in accordance with provisions of law.

	MIRAI (surviving corporation)	SAKURA (absorbed corporation)
Ratio of Allotment	1	1.67

b.	Delivery of compensation for the Merger

In addition to the above investment units, instead of cash distributions to the unitholders of SAKURA for SAKURA’s final fiscal period ending on the day before the Effective Date, MIRAI will, within a reasonable period after the effective date of the Merger, make a payment on the Merger to Unitholders Subject to Allocation in an amount equivalent to the cash distributions for the above mentioned fiscal period (the payment will be the amount of distributable profit of SAKURA as of the day immediately prior to the effective date of the Merger divided by the number of investment units that is obtained by deducting (a) the number of investment units held by the unitholders other than the Unitholders Subject to Allocation of SAKURA from (b) the total number of investment units issued and outstanding of SAKURA, as of the day immediately prior to the effective date of the Merger (such calculated amount being rounded down to the nearest whole yen)).

B.	Basis and Background of calculation

For the purpose of calculating the merger ratio to be adopted in the Merger, in view of ensuring fairness, MIRAI and SAKURA respectively appointed each financial advisor for the Merger and requested each financial advisor to perform a financial analysis of the merger ratio. MIRAI appointed Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“Mitsubishi UFJ Morgan Stanley Securities”), and SAKURA appointed SMBC Nikko Securities Inc. (“SMBC Nikko Securities”).

Mitsubishi UFJ Morgan Stanley Securities performed its analysis of the merger ratio for each of MIRAI and SAKURA, comprehensively taking into consideration the analysis results based on (i) historical unit price analysis as a method of analysis based on the investment unit price formed in the securities market, as investment units of MIRAI and SAKURA are listed on the TSE, (ii) comparable trading multiple analysis as a method of analysis based on the investment unit value of other listed investment corporations conducting business similar to that of MIRAI and SAKURA, (iii) DCF Analysis as a primary method of analysis of investment unit value based on the mid-to-long term future business activities of MIRAI and SAKURA, and (iv) the net asset value approach as a method of static analysis of investment unit value, which reflects the market value of assets held by MIRAI and SAKURA. A summary of the analysis performed by Mitsubishi UFJ Morgan Stanley Securities is as follows.

Financial Analysis Approach	MIRAI	SAKURA
Historical Unit Price Analysis	1	1.63 – 1.89
Comparable Trading Multiple Analysis	1	1.52 – 1.89
DCF Analysis	1	1.54 – 1.75
Net Asset Value Approach	1	2.05

Concerning the historical unit price analysis, taking into account the recent market trading trends of the investment units of MIRAI and SAKURA, the financial analysis date was set on August 2, 2019 and the merger ratio was analyzed based on the closing prices for one-month, three-month, and six-month periods up to the financial analysis date (Note).

In the future profit plan of MIRAI and SAKURA which Mitsubishi UFJ Morgan Stanley Securities referred to as the basis for the DCF Analysis, there is no fiscal period in which a considerable increase or decrease in profits is expected.

(Note) In analyzing the above merger ratio, Mitsubishi UFJ Morgan Stanley Securities has relied on the information provided by MIRAI and SAKURA and publicly available information assuming that all such materials and information are accurate and complete, without independent verification of the accuracy or completeness of those materials and information. In addition, Mitsubishi UFJ Morgan Stanley Securities did not make any independent valuation, appraisal, or assessment of the assets or liabilities (including off-balance-sheet assets and liabilities and any other contingent liabilities) of MIRAI and SAKURA, nor has Mitsubishi UFJ Morgan Stanley Securities requested any such appraisal or assessment from a third-party institution. Further, Mitsubishi UFJ Morgan Stanley Securities has assumed that the financial projections provided by MIRAI and SAKURA have been prepared in a reasonable manner to reflect the best currently available estimates and judgments by the management of each of MIRAI and SAKURA. The analysis of the above merger ratio by Mitsubishi UFJ Morgan Stanley Securities was based on the above information that was available as of August 2, 2019.

Mitsubishi UFJ Morgan Stanley Securities has prepared its analysis solely for the board of directors of MIRAI for the purpose of deliberating the Merger and the analysis may not be definitively relied upon or used for any other purpose or by any other third party. In addition, Mitsubishi UFJ Morgan Stanley Securities will not provide any opinion or recommendation on voting by any of the unitholders of MIRAI or SAKURA with respect to the Merger or any other proposed transaction.

SMBC Nikko Securities has determined to adopt four individual valuation methods to calculate the merger ratio based on its own analyses on financial and business information about MIRAI and SAKURA and terms and conditions of this merger. SMBC Nikko Securities conducted the historical unit price analysis given the fact that market price of the units of MIRAI and SAKURA are available as they are both listed on the Tokyo Stock Exchange. SMBC Nikko Securities also conducted comparable trading multiple analysis since it is feasible to analogically assess the unitholders’ value given that there are multiple comparable REITs to each of MIRAI and SAKURA. SMBC Nikko Securities ran the dividend discount model analysis (“DDM”) to factor in the projected dividends to be payable in the future. SMBC Nikko Securities also ran the adjusted net asset value analysis reflecting the fair value of the property assets owned by MIRAI and SAKURA on the book value of their respective net asset.

The table below summarizes ranges of the merger ratio per each analysis which represents how many of MIRAI’s units are assigned to every SAKURA’s unit. For the historical unit price analysis, SMBC Nikko Securities used the simple arithmetic average of the closing prices for 1 month, 3 months and 6 months ending on the valuation reference as of August 2, 2019 (Note).

It is noted that there are no such periods when either MIRAI or SAKURA records significant movement in their respective profit during the projection period for DDM.

Valuation Methodology	MIRAI	SAKURA
Historical Unit Price Analysis	1	1.71 - 1.78
Comparable Trading Multiple Analysis	1	1.31 - 2.02
Dividend Discount Model Analysis	1	1.24 - 2.58
Adjusted Net Asset Value Analysis	1	2.06

(Note) SMBC Nikko Securities did not conduct either assessment on or revaluation of the assets and liabilities of MIRAI and SAKURA by itself. SMBC Nikko Securities also did not either perform due diligence on them by retaining certified accountants or other professionals or obtain any opinion on their values from the independent third party. SMBC Nikko Securities referred publicly available information of SAKURA, MIRAI and other REITs such as financials, market data, analyst reports and indicators of financial conditions, economics and markets in conducing analysis of the merger ratio. SMBC Nikko Securities stood on the premise that there was no such undisclosed information that it could significantly affect the calculation of the merger ratio in conducting its analyses. SMBC Nikko Securities also stood on the premise that information and materials referred for the purpose of its analyses were accurate and perfect, and in particular, business plan and business performance prospect as part of such information and materials were reasonably established based on the best forecast and consideration at that time, and therefore, SMBC Nikko Securities did not undertake its own investigation and verification on accuracy, appropriateness and feasibility of the information and materials in conducting its analyses.

After comprehensively taking into account the financial results, status of assets and liabilities, future prospects of the business, synergies to be created by the Merger and the results of the financial analysis conducted by Mitsubishi UFJ Morgan Stanley Securities and SMBC Nikko Securities, the financial advisors for MIRAI and SAKURA, and discussing and negotiating meticulously, MIRAI and SAKURA executed the Merger Agreement, as they determined the above mentioned merger ratio to be appropriate.

Considering that the investment unit price of SAKURA has risen significantly in response to requests for convocation of the general unitholders meeting by Lion Partners, the Star Asia Group's proposal for the merger with Star Asia Investment Corporation, and the announcement of the MOU on the Merger with MIRAI, the comparison of investment unit price has been carefully discussed and examined. As stated above in "1. Purpose of absorption-type Merger, (3) Significance and Effects of Merger," SAKURA unitholders are expected to receive distributions per unit after the Merger by more than 10% compared to that before the merger. In addition to such factors, considering the synergies expected over the medium to long term through the expansion of asset size, strong sponsorship and support system and other merits of the Merger, MIRAI and SAKURA have determined that the above merger ratio is appropriate after negotiating in good faith and an arms-length basis. The theoretical investment unit price of ¥94,856 (Note 1) for SAKURA taking into account the above merger ratio is at a premium of 3.8%, 5.6%, and 9.0% (Note 2), respectively on the average closing prices of investment units for one, three, and six months, respectively prior to July 4, 2019, when it was announced that SAKURA was considering a merger with MIRAI. In addition, the implied value for SAKURA units exceeds the highest trading price on any single day from May 10, 2019, the day Star Asia Group announced its proposal, up to 3 July 2019. For the details of the theoretical investment unit price for SAKURA taking into account the above merger ratio and the transition of the actual unit price, please refer to “page 8 of Supplementary Material” announced today.

(Note 1) This figure is calculated by the closing price of the investment units of MIRAI on August 2, 2019 multiplied by the merger ratio.

(Note 2) Figures are calculated using simple averages of closing prices for the period from June 4, 2019 to July 3, 2019, from April 4, 2019 to July 3, 2019, and from January 4, 2019 to July 3, 2019, respectively.

The following are measures that SAKURA and MIRAI have implemented to secure fairness when entering into the Merger Agreement:

a.	Measures to Secure Fairness in the Course of Considering Pros and Cons of Merger and Merger Ratio

In the course of their consideration of the Merger, MIRAI and SAKURA has reported on a timely manner as to the status of the considerations to their respective Board of Directors, with each board being composed of the respective investment corporation’s executive director and its two supervisory directors, whose independence from the asset management companies is secured pursuant to the Act on Investment Trusts and Investment Corporations, and the respective Board of Directors has deliberated and resolved at their respective meeting with regard to material matters. Further, Makoto Muranaka, the executive director of SAKURA, does not have any special interests in MIRAI and its related parties. However, in respect of ensuring fairness, he did not participate in the discussion and resolution of such Board of Directors, because the agenda to approve the Merger with MIRAI is contradicting the proposal by Star Asia Group which proposes his dismissal.

Furthermore, MIRAI has appointed SHIBATA, SUZUKI & NAKADA and SAKURA has appointed Nagashima Ohno & Tsunematsu, as each legal advisor for the Merger, and MIRAI and SAKURA have respectively received advice on matters including the procedures for the Merger, the method and procedures for making decisions.

b.	Measures to Secure Fairness in Calculation of Merger Ratio

As described in items (1) through (3) above, MIRAI and SAKURA requested their respective financial advisors to conduct a financial analysis regarding the merger ratio. In determining the appropriate merger ratio, MIRAI and SAKURA considered various factors including the financial analyses conducted by their respective financial advisors.

In order to ensure the fairness of the Merger, MIRAI has retained Mitsubishi UFJ Morgan Stanley Securities, which is an independent third-party financial advisor, for its unitholders, and obtained a report of merger ratio analysis, in which analyses of allotment of units in the Merger were conducted from a financial viewpoint under certain assumptions. Given the above, the board of directors of MIRAI has determined that measures for ensuring the fairness of the Merger were adequately implemented.

In order to ensure the fairness of the Merger, SAKURA has retained SMBC Nikko Securities, which is an independent third-party financial advisor, for its unitholders, and obtained a report of merger ratio analysis, in which analyses of allotment of units in the Merger were conducted from a financial viewpoint under certain assumptions. Given the above, the board of directors of SAKURA has determined that measures for ensuring the fairness of the Merger were adequately implemented. Further, Makoto Muranaka, the executive director of SAKURA, does not have any special interests in MIRAI and its related parties. However, in respect of ensuring fairness, he did not participate in the judgment of such Board of Directors, because the agenda to approve the Merger with MIRAI is contradicting the proposal by Star Asia Group which proposes his dismissal.

It should be noted that neither of MIRAI nor SAKURA obtained a fairness opinion from the relevant financial advisor to the effect that the merger ratio is financially suitable for each unitholder of each investment corporation.

C.	Relationship with Financial Advisors

Neither Mitsubishi UFJ Morgan Stanley Securities nor SMBC Nikko Securities falls under the definition of an “Affiliated Party” of MIRAI or SAKURA as set forth in Article 67, Paragraph 4 of the Ordinance Regarding Calculation of the Investment Corporation (Cabinet Ordinance No. 47 of 2006, as amended) and has no significant interest to note in connection with the Merger.

(ii)	Reasons behind choosing Cash as Part of the Merger Consideration

Instead of cash distributions to the unitholders of SAKURA for SAKURA’s final fiscal period ending on the day before the effective date, MIRAI will, within a reasonable period after the effective date of the Merger, make a payment on the Merger to Unitholders Subject to Allocation in an amount equivalent to the cash distributions for the above mentioned fiscal period (the payment will be the amount of distributable profit of SAKURA as of the day immediately prior to the effective date of the Merger divided by the number of investment units that is obtained by deducting (a) the number of investment units held by the unitholders other than the Unitholders Subject to Allocation from (b) the total number of investment units of SAKURA issued and outstanding as of the day immediately prior to the effective date of the Merger (such calculated amount being rounded down to the nearest whole yen).

For distributing the result of asset management of SAKURA for final fiscal period ending on the day before the effective date to Unitholders of SAKURA, the above cash is paid as the Merger Consideration instead of cash distribution.

(iii)	Matters Relating to Total Unitholders’ Capital of MIRAI

   I.  Total unitholders’ capital: 0 yen

II.	Capital Surplus: The amount of change in unitholder capital as specified in Article 22, Paragraph 1 of the Ordinance for Enforcement of the Ordinance on Accountings of Investment Corporations, less the amount specified in the preceding item.

(2)	Matters to consider regarding the Merger Consideration
(i)	Provisions of the Articles of Incorporation of the surviving corporation (MIRAI)

As set forth in Attachment 2.

(ii)	Matters regarding the realization of investment units distributed as merger consideration

I.       Market to trade the investment units

Tokyo Stock Exchange Real Estate Investment Trust Market

II.      Persons carrying out brokerage, intermediation or agency service for the trade of the investment unis

Traders or securities companies that are members of the market mentioned in I.

(iii)	Market price of the units to be distributed as merger consideration

The monthly highs and lows for the prices or MIRAI’s investment units (closing prices) are as follows. MIRAI implemented a four-for-one investment unit split with April 30, 2019 as record date and May 1, 2019 as effective date. Since April 24, 2019, the investment units of MIRAI has been trading at the ex-right price after the investment unit split. The square mark (▢) indicates the ex-rights share price after the investment unit split.

Month	February 2019	March 2019	April 2019	May 2019	June 2019	July 2019
Highest (yen)	191,800	201,600	199,600 ☐ 48,950	50,800	52,200	58,300
Lowest (yen)	185,200	189,300	196,600 ☐ 48,200	48,500	48,350	52,400

(3)	Matters relating to accounting documents etc.
(i)	Matters regarding surviving corporation (MIRAI)
A.	Accounting documents, asset management reports, and cash distribution statements for MIRAI’s latest Fiscal Period

As set forth in Attachment 3.

B.	Disposal of material assets, assumption of material obligations, and other events having a material impact on the investment corporation’s financial condition occurring after the last day of MIRAI’s latest Fiscal Period.
a.	Split of Investment Units

MIRAI implemented a four-for-one investment unit split (“hereinafter the Split”) with April 30, 2019 as record date and May 1, 2019 as effective date.

Purpose of the Split

MIRAI implemented the Split for the purpose of making an environment which enables investors to invest more easily by reducing the investment unit price, which would ultimately broaden MIRAI’s investor base and increase the liquidity of the investment units.

Method of the Split

MIRAI implemented a four-for-one split of the investment units of MIRAI held by unitholders stated or recorded on the registry of unitholders as of the record date of April 30, 2019.

Number of Investment Units Increased thorough the Split

Number of investment units issued and outstanding before the Split: 395,410 units

Number of investment units increased thorough the Split: 1,186,230 units

Number of investment units issued and outstanding after the Split: 1,581,640 units

Number of investment units authorized after the Split: 20,000,000units

b.	Disposition of Asset

MIRAI entered into the sale and purchase agreement regarding the following real estate trust beneficiary on June 21, 2019 and disposed and will dispose such asset after April 30, 2019.

Property name	MIUMIU Kobe
Location	18-1, Akashicho, Chuo-ku, Kobe, Hyogo
Contract date	June 21, 2019
Anticipate Disposition Price (million yen) (Note 1)	8,500 in total
	(i)2,465 (quasi-co-ownership 29%)	(ii) 2,805 (quasi-co-ownership 33%)	(iii)3,230 (quasi-co-ownership 38%)
Disposition Date and Anticipated Disposition Date (Note 2)	June 28, 2019	November 29, 2019	June 30, 2020
Buyer	Green Map GK (Limited Liability Company)
Impact on profit and loss	Operating revenue for the Fiscal Periods Ending October 31, 2019 will be included the disposition gain of 360 million yen.	Operating revenue for the Fiscal Periods Ending April 30, 2020 will be included the disposition gain of 415 million yen.	Operating revenue for the Fiscal Periods Ending October 31, 2020 will be included the disposition gain of 481 million yen.

(Note 1) “Anticipate Disposition Price” shows the sale and purchase value of the asset to be disposed that is stated in the sale and purchase agreement entered with the buyer. The sale and purchase value does not include national or local consumption tax or expenses necessary for the disposition, and it is rounded down to the nearest million yen.

(Note 2) “Disposition Date and Anticipated Disposition Date” is the date stated on the sale and purchase agreement as scheduled date of disposition. Disposition is divided in three separate transactions. Under certain circumstances such as commencement of legal proceeding for MIRAI’s bankruptcy, the second and third scheduled date of disposition will be changed to the date determined by the buyer as being reasonable.

c.	The General Meeting of Unitholders

MIRAI approved the amendment of the Articles of Incorporation that included (i) the investment target was limited to the Japanese asset and exclude the overseas asset and (ii) the change of the date expression from Japanese calendar style to Western calendar style, and the appointment of an executive director, two supervisory directors (reappointment) and a substitute executive director at the 4th general meeting of unitholders held on July 24, 2019.

d.	Execution of the Merger Agreement

MIRAI entered into the Merger Agreement on August 5, 2019, with MIRAI as the surviving corporation and SAKURA as the absorbed corporation with November 1, 2019 as effective date.

(ii)	Matters regarding to absorbed corporation (SAKURA)

Disposal of material assets, assumption of material obligations, and other events having a material impact on the investment corporation’s financial condition occurring after the last day of SAKURA’s latest Fiscal Period.

a.	Acquisition of Asset

SAKURA entered into the sale and purchase agreement regarding the following real estate trust beneficiary on May 24, 2019 and acquired such asset on June 3, 2019.

Property name	The Portal Akihabara
Location	2-10-9 Higashi Kanda, Chiyoda-ward, Tokyo
Contract date	May 24, 2019
Acquisition Price (million yen)(Note)	1,500
Acquisition date	June 3, 2019
Seller	Sun Frontier Fudosan Co., Ltd.

(Note) “Acquisition Price” indicates the purchase price for the trust beneficiary rights described in the purchase and sale agreement. It is exclusive of acquisition related expenses and consumption tax.

b.	Borrowing

SAKURA undertook a long-term borrowing as follows, in order to allocate to the part of acquisition costs and related costs for the asset stated in “a. Acquisition of Asset” on June 3, 2019.

Lender	A syndicate of lenders arranged by Sumitomo Mitsui Banking Corporation as an arranger (Note 2)
Borrowing amount	1.6 billion yen
Interest rate (Note 1)	0.76853% (Note 3)
Fixed/ Floating	Fixed
Date of borrowing	June 3, 2019
Repayment date	May 31, 2022
Method of borrowing	Borrowing based on a loan agreement to be concluded with the banks shown in the column of lenders to the left
Method of repayment	Bullet repayment at maturity
Security	Unsecured and unguaranteed

(Note 1) Loan fees and other charges to be paid to the lenders are not included in the “Interest rate”.

(Note 2) The syndicate of lenders consists of Sumitomo Mitsui Banking Corporation, THE NISHI-NIPPON CITY BANK, LTD., Shinsei Bank, Limited and Aozora Bank, Ltd.

(Note 3) The first interest payment will be due on August 31, 2019, and subsequent interest payments will be due at the end of every 3-months and on the principal repayment date. If a payment date is not a business day, payment will be made on the next business day; provided, however, that if such payment date falls in the next month, payment will be made on the immediately preceding business day.

c.	Request by a Minority Unitholder to Convene an Unitholders’ Meeting

SAKURA received a request from Lion Partners, a minority unitholder of SAKURA, to convene an extraordinary unitholders’ meeting whose agenda include dismissal of the current executive director on May 10, 2019. Lion Partners filed a petition for allowance to convene an extraordinary unitholders’ meeting with the Director-General of the Kanto Local Finance Bureau (hereinafter “KLFB”) on May 16, 2019, and SAKURA received the written affirming judgement by KLFB on June 28, 2019.

The written judgement by KLFB is as follows.

Allow convocation of unitholders’ meeting of SAKURA for the purpose of agenda items below to be held by September 30, 2019.

• Dismissal of the current executive director

• Appointment of Mr. Sugihara as a new executive director

• Terminate the agreement with the current asset manager

• Enter into a new asset management agreement with Star Asia investment Management, Co., Ltd.

Based on the judgement, Lion Partners made public notice on June 29, 2019, that the SAKURA’s unitholders’ meeting will be held by Lion Partners on August 30, 2019.

In addition, GALAXY JREIT PTY LIMITED, a minority unitholder of SAKURA, requested to the current executive director of SAKURA and Lion Partners on July 4, 2019, to add outline of summary and reasons for proposals below in the convocation notice of unitholders’ meeting to be convened by Lion Partners.

• Appointment of Mr. Hagino as a new executive officer

• Enter into a new asset management agreement with Mitsui Bussan & IDERA Partners Co., Ltd

d.	Execution of the Merger Agreement

SAKURA entered into the Merger Agreement with MIRAI as the surviving corporation and SAKURA as the absorbed corporation with the effective date being November 1, 2019, dated August 5, 2019.

Proposal 2 (Proposed by the Investment Corporation): Termination of Asset Management Agreement

In conjunction with the Merger, on the effective date of the Merger, the Investment Corporation will terminate any asset management service agreements it has currently entered into with its Asset Management Company subject to the Merger’s coming into force, and unitholders will be requested to approve the termination of such agreement.

MIRAI has entered into an asset management agreement with MIP and it is planned that after the Merger MIP will continue to act as the asset manager of MIRAI, surviving corporation.

This Proposal is subject to approval of Proposal No. 1 “Approval of Merger Agreement with MIRAI Corporation” as set forth in the original draft and effectiveness of the Merger.

Proposal 3 (Proposed by a minority unitholder): Partial Amendment of the Article of Incorporation

Proposal No. 3 was submitted by Lion Partners, a minority unitholder of SAKURA. The followings are posted from the “Unitholder Proposal” submitted by a proposal unitholder, excluding “Opinion of the Board of Directors of SAKURA” and “Reason for Opposite”.

1.	Outline of Summary and Reasons for Proposals
(1)	Add the following provisions after Article 9, Paragraph 3 of the current article of incorporation of SAKURA

4.Notwithstanding paragraphs 1. through 3. above, with respect to the convocation by the Investment Corporation of unitholders’ meeting the agenda item of which includes matters that might have material effect on the operation of the Investment Corporation, such as merger with another investment corporation, election of executive director, dissolution, entrance into the asset management agreement with an asset management company other than the current asset management company, of Investment Corporation (hereinafter referred to as “Agenda for Approval of Merger Agreement with Third Party, etc.”), when unitholders of Investment Corporation has obtained permission (hereinafter referred to as “Permission of Convocation”) to convene unitholders’ meeting (hereinafter referred to as “Unitholders’ Meeting convened by Unitholders”) pursuant to Article 297, Paragraph 4 of the Companies Act, as applied mutatis mutandis pursuant to Article 90, Paragraph 3 of the Investment Trust and Investment Corporation Act the agenda item of which is contradicting or competing in substance with the Agenda for Approval of Merger Agreement with Third Party, etc. (for the avoidance of doubt, agenda for the approval of dismissal of executive director and appointment of new executive director as well as the termination of asset management agreement with current asset management company and execution of asset management agreement with new asset management company are included in contradicting or competing in substance with the Agenda for Approval of Merger Agreement with Third Party, etc.), Investment Corporation shall not make resolution on Agenda for Approval of Merger Agreement with Third Party, etc. at the unitholders’ meeting until and unless all the agenda items as permitted by Permission of Convocation are rejected at the Unitholders’ Meeting convened by Unitholders.

(2)	Change “Management Fees Payable to the Asset Management Company”, Exhibit 1 of the current article of incorporation of SAKURA as follows (The proposed changes are underlined.)

(Before)
(omitted)
1. Management Fee 1
(omitted)
the rate separately agreed upon between the Investment Corporation and the Asset Management Company (maximum 0.40% (per annum))
(omitted)
2. Management Fee 2
(omitted)
Management Fee 2 = NOI (*) × the rate (maximum 3%) separately agreed upon between the Investment Corporation and the Asset Management Company
(omitted)

 5. Merger Fee

If the Asset Management Company conducts due diligence and evaluation of the assets etc. held by the other investment corporation or other businesses in relation to a consolidation-type merger or an absorption-type merger (including both absorption-type mergers in which the Investment Corporation becomes a surviving company and that in which it becomes a dissolving company; hereinafter the same shall apply) (hereinafter collectively referred to as “Merger”) and such Merger comes into effect, the fee shall be the amount obtained by multiplying the aggregate evaluated value at the time of the effective date of the Merger of the Real Estate-Related Assets and Corporation Holding Overseas Real Estate Related Contributions that are owned by such other investment corporation and will be succeeded to or will be owned by an established company in a consolidation-type merger or by a surviving company in an absorption-type merger,

(omitted)
(After)
(omitted)
1. Management Fee 1
(omitted)
the rate separately agreed upon between the Investment Corporation and the Asset Management Company (maximum 0.30% (per annum))
(omitted)
2. Management Fee 2
(omitted)
Management Fee 2 = NOI (*) × the rate (maximum 2.3%) separately agreed upon between the Investment Corporation and the Asset Management Company
(omitted)

5. Merger Fee

If the Asset Management Company conducts due diligence and evaluation of the assets etc. held by the other investment corporation or other businesses in relation to a consolidation-type merger or an absorption-type merger (however, limited to absorption-type mergers in which the Investment Corporation becomes a surviving company; hereinafter the same shall apply) (hereinafter collectively referred to as “Merger”) and such Merger comes into effect, the fee shall be the amount obtained by multiplying the aggregate evaluated value at the time of the effective date of the Merger of the Real Estate-Related Assets and Corporation Holding Overseas Real Estate Related Contributions,

(omitted)

[Reason for Proposal of the Proposer]

The proposer received the affirming judgment to allow to convene a unitholders’ meeting whose agenda are dismissal of the current executive director, Makoto Muranaka, appointment of a new executive director, Toru Sugihara, termination of the asset management agreement with SREFM, and entering into an asset management agreement with Star Asia investment Management, Co., Ltd., from the director of KLFB on June 28, 2019 and will hold the first unitholders’ meeting for such purposes on August 30, 2019.

On the other hand, though SAKURA strongly refused to convene a unitholders’ meeting by SAKURA during the trial procedure in KLFB regarding such judgement, as soon as such judgement was made, SAKURA announced the convocation of the second unitholders’ meeting on August 30, 2019, with statement that “SAKURA plans to convene its own unitholders’ meeting to allow the unitholders the opportunity to vote on other proposals that will protect the unitholders’ interest from the abusive and hostile takeover approach, and to vote on the implementation of measures related to the revised business strategy which will be announced soon” on the press release “Announcement Regarding the Determination to Allow Convocation of an Extraordinary Unitholders’ Meeting” dated June 28, 2019.

At the time of submitting of the proposer’s proposal, the purpose of its agenda for the second unitholders’ meeting is not clear to the proposer, however, the proposer assumes to be more likely that the agenda item includes matters that might have material effect on the operation of the Investment Corporation, such as merger with another investment corporation, election of executive director, dissolution, entrance into the asset management agreement with an asset management company other than the current asset management company, of Investment Corporation (hereinafter referred to as “Agenda for Approval of Merger Agreement with Third Party, etc.”), from such statements on the press release.

If such assumption is correct, the current executive director and current asset management company of SAKURA to be examined its eligibility at the first unitholders’ meeting based on the determination, can fleetingly merge with companies other than Star Asia Investment Corporation, contract an asset management agreement with companies other than Star Asia investment Management, Co., Ltd. and cooperate with sponsors other than Star Asia Group, exclusively for make the profit of SAKURA or its sponsor, before the dismissal or the approval of termination of the asset management agreement of them.

Furthermore, although the first unitholders’ meeting definitely will be held based on the judgement, unitholders is confused in their decision process due to holding the second unitholders’ meeting on the same day of the first unitholders’ meeting where the proposals of agenda are substantially conflicting or competing with the first unitholders’ meeting. If SAKURA will take advantage the confusion and put quickly and approve such agenda at the second unitholders’ meeting, there is a risk of unrecoverable damage to SAKURA’s unitholders.

The proposer proposes to add the new Article 9, Paragraph 4 in order to keep normal decision process of its unitholders and protect the unitholders interest, prescribing that Agenda for Approval of Merger Agreement with Third Party, etc. must not be discussed and resolved at a unitholders’ meeting unless the eligibility of the current executive director and the current asset management company are affirmed at the first unitholders’ meeting, which has been already confirmed to be hold based on the judgement,

In addition, the proposer will resolve the dismissal of the current executive director, Makoto Muranaka, appointment of a new executive director, Toru Sugihara, termination of the asset management agreement with SREFM, and entering into an asset management agreement with Star Asia investment Management, Co., Ltd. at the first unitholders’ meeting. Regarding entering into an asset management agreement with Star Asia investment Management, Co., Ltd., because of the top priority with unitholders interest, Star Asia investment Management, Co., Ltd. will get management fee from SAKURA, reducing the rate of the Management Fee 1 and the Management Fee 2 from maximum rate in the current article of incorporation of SAKURA and the Merger Fee shall not give to Star Asia investment Management, Co., Ltd., excluding the absorption-type mergers in which SAKURA becomes a surviving company. Therefore, the proposer proposes the amendment of “Management Fees Payable to the Asset Management Company”, Exhibit 1 of the current article of incorporation of SAKURA in order to reflect such policy to the article of incorporation of SAKURA.

[Opinion of the Board of Directors of SAKURA]

The Board of Directors of SAKURA opposes to this proposal.

[Reason for Opposite]

SAKURA has entered into the merger agreement with MIRAI, and proposal by Lion Partners as to the partial amendment to the Articles of Incorporation is only intended to prevent such merger.

In addition, Lion Partners’ proposal includes merger and entrance of asset management agreement with new asset manager as conflicting agenda with the proposal by Lion Partners at the meeting convened by Lion Partners as a minority unitholder, and also proposes to prevent resolution of unitholders on such agenda until and unless all the agenda items as permitted to a minority unitholder are rejected at the unitholders’ meeting convened by such unitholder. However, it is clearly unfair and inappropriate to deprive the unitholders’ determination rights on such matters as merger and entrance of asset management agreement that are the matters to be determined by the unitholders at the unitholders’ meeting until and unless all the agenda items as proposed by a minority unitholder are rejected.

Further, with respect to the reduction of asset management fee, MIRAI, SAKURA, SREFM and MIP have agreed that no merger fee will be paid to the asset management company of SAKURA upon the Merger under which SAKURA will be the absorbed corporation.

Therefore, the board of directors unanimously opposes to the proposal for partial amendment to the Articles of Incorporation by Lion Partners.

Reference Matters

Among the proposals submitted to the general meeting of unitholders, if there is any oppositional proposal, with respect to any such proposal, the provisions of Article 93, Paragraph 1 of the Investment Trust Act and the “deemed approval” provisions specified in Article 17 of the Investment Corporation’s articles of incorporation will not apply. Neither Proposal No. 1 nor Proposal No. 2 set forth above falls under an oppositional proposal.

End

Merger Agreement

MIRAI Corporation ("MIRAI") and Sakura Sogo REIT Investment Corporation ("SAKURA") hereby enter into this merger agreement (this “Agreement”) as follows with respect to the merger between MIRAI and SAKURA (the “Merger”).

Article 1          Merger Method

MIRAI and SAKURA shall conduct an absorption-type merger as provided for in Article 147 of the Act on Investment Trusts and Investment Corporations (Act No. 198 of 1951, as amended; the “Investment Trust Act”) in which MIRAI is the surviving corporation and SAKURA is the absorbed corporation.

Article 2          Trade Names and Addresses of Merger Parties

The trade names and addresses of the surviving corporation and absorbed corporation are as follows:

(1)	Surviving corporation’s trade name and address

Trade name: MIRAI Corporation

Address: 2-1, Nishi-Kanda 3-chome, Chiyoda-ku, Tokyo

(2)	Absorbed corporation’s trade name and address

Trade name: Sakura Sogo REIT Investment Corporation

Address: 8-11, Kudan Minami 3-chome, Chiyoda-ku, Tokyo

Article 3.         Method for Calculating Number of Investment Units of MIRAI to Be Delivered Through Merger and Matters Concerning Allotment of Them

1.	Upon the Merger, MIRAI shall issue new investment units in the number of investment units in SAKURA held by the unitholders set forth or recorded in SAKURA’s latest unitholder registry on the day immediately preceding the Effective Date (excluding MIRAI, SAKURA, and unitholders of SAKURA that have demanded purchase of their investment units pursuant to Article 149-3, of the Investment Trust Act (excluding unitholders that have withdrawn such demand for purchase)(“Unitholders Subject to Allocation”) multiplied by 1.67, and shall deliver to Unitholders to be Allocated 1.67 MIRAI investment units per each of their investment units of SAKURA.
2.	In respect of the preceding paragraph, if the number of investment units of MIRAI that shall be delivered to the Unitholders Subject to Allocation includes a fraction of less than one unit, MIRAI shall handle such fractions in accordance with the provisions of Article 149-17 of the Investment Trust Act.

Article 4         Matters Concerning Total Amount of Investment of the Surviving Corporation

The total amount of investment and the amount of investment surplus of MIRAI to be increased through the Merger are as set out below. However, MIRAI and SAKURA may change such amount through consultation and agreement in consideration of the financial condition of MIRAI and SAKURA as of the day before the Effective Date.

(1)	Total Amount of Investment:

0 yen

(2)	Amount of Investment Surplus:

The amount obtained by deducting the amount provided for in the preceding item from the amount of the change in unitholders’ capital as provided for in Article 22, Paragraph 1 of the Ordinance on Accountings of Investment Corporations (Cabinet Office Ordinance No. 47 of 2006; as amended)

Article 5          Effective Date

The effective date of the Merger shall be November 1, 2019; provided, however, that MIRAI and SAKURA may change the Effective Date upon consultation and agreement between MIRAI and SAKURA in the event of necessity for the procedures of the Merger or for any other reason.

Article 6          General Meeting of Unitholders for Approval of Merger Agreement, etc.

1.	MIRAI shall hold a general meeting of unitholders on September 10, 2019, or the other date separately agreed by and between MIRAI and SAKURA, and shall request the approval of the approval of this Agreement pursuant to the provisions set forth in Article 149-7, Paragraph 1 of the Investment Trust Act and other proposals separately agreed by and between MIRAI and SAKURA.

2.	SAKURA shall hold a general meeting of unitholders on August 30, 2019 or the other date separately agreed by and between MIRAI and SAKURA, and shall request (i) the approval of this Agreement pursuant to the provisions set forth in Article 149-2, Paragraph 1 of the Investment Trust Act, (ii) the termination, as of the Effective Date, of its asset management agreement with the asset management company, with the condition precedent that the Merger becomes effective, and other proposals separately agreed by and between MIRAI and SAKURA.

Article 7          Post-Merger Related Corporations, etc. of MIRAI

1.	MIRAI’s trade name will not change upon Merger, and the trade name will continue to be MIRAI Corporation.

2.	The asset management company (which is prescribed in Article 2, Paragraph 21 of the Investment Trust Act; the same shall apply hereinafter), the asset custody company (which is prescribed in Article 2, Paragraph 22 of the Investment Trust Act; the same shall apply hereinafter), the administrative agent (which is prescribed in Article 2, Paragraph 23 of the Investment Trust Act, and which is entrusted with the business affairs prescribed in each of the items of Article 117 of the Investment Trust Act; the same shall apply hereinafter), and the accounting auditor of MIRAI shall not change in the Merger; provided, however, that this shall not apply if MIRAI and SAKURA separately consult and agree otherwise.

3.	Subject to the condition precedent that the Merger becomes effective, SAKURA will terminate, as of the Effective Date, its asset management agreement with its asset management company, asset custodian agreement with its asset custody company, audit agreement with its accounting auditor, general administrative service agreement with its administrative agent and other agreements separately agreed by and between MIRAI and SAKURA; provided, however, that this shall not apply if MIRAI and SAKURA separately consult and agree otherwise.

Article 8          Cash Distributions

1.	From the date of execution of this Agreement to (and excluding) the Effective Date, MIRAI shall not distribute cash to unitholders or acquire its investment units based on agreements with its unitholders except for the distribution of cash in the total amount of JPY 2,271 million (JPY 5,745 per unit) for the fiscal period ended April 30, 2019 to unitholders or registered pledgees of investment units listed or recorded on MIRAI’s last unitholders’ register as of April 30, 2019.

2.	From the date of execution of this Agreement to (and excluding) the Effective Date, SAKURA shall not distribute cash to unitholders or acquire its investment units based on agreements with its unitholders except for the distribution of cash in the amount not exceeding the distributable profit for the fiscal period ended June 30, 2019 to unitholders or registered pledgees of investment units listed or recorded on SAKURA’s last unitholders’ register as of June 30, 2019.

3.	Notwithstanding the preceding two paragraphs, if the Effective Date is amended to the date after November 1, 2019, MIRAI and SAKURA shall decide on how to distribute cash based on the consultation and mutual agreement.

Article 9          Cash Delivered upon Merger

1.	In addition to the investment units set forth in Article 3, in place of SAKURA’s cash distribution to unitholders of SAKURA for SAKURA’s fiscal period ending on the day before the Effective Date (the “SAKURA’s Final Fiscal Period”), MIRAI will pay cash delivered upon the Merger to the Unitholders to Receive Allotment and registered pledgees of the investment units thereof within a reasonable period, after the Effective Date, considering calculation of SAKURA’s revenue for SAKURA’s Final Fiscal Period, office procedures for the delivery of a payment, etc. The amount of such cash delivered upon the Merger is calculated in accordance with the following formula (truncated to the nearest yen) for every 1 investment unit of SAKURA they own.

Amount of cash delivered upon the Merger per investment unit	=	Amount of SAKURA’s distributable profits as of the day immediately preceding the Effective Date
Total number of SAKURA’s outstanding investment units as of the day immediately preceding the Effective Date

In addition, “Total number of SAKURA’s outstanding investment units as of the day immediately preceding the Effective Date” described in the formula above is the number of investment units that is obtained by deducting (a) the total number of investment units held by the SAKURA unitholders other than the Unitholders to Receive Allotment from (b) the number of SAKURA’s investment units issued and outstanding as of the day immediately preceding the Effective Date.

Article 10       Succession to Corporation Assets

MIRAI will on the Effective Date succeed all of the assets, liabilities, rights, and obligations of SAKURA as of the Effective Date.

Article 11       Covenants

1.	From (and including) the date of execution of this Agreement to the Effective Date, MIRAI and SAKURA shall conduct their respective businesses, and manage and operate their own assets in substantially the same manner as before the execution of this Agreement and in the manner of the ordinary course of business with the due care of a prudent manager, and cause their respective asset management companies, asset custody companies, administrative agents, or account auditors and other third parties to do the same. With respect to the actions that materially affect their respective assets or rights and obligations (including an issuance of investment units, execution or implementation of agreements regarding acquisition or sale of properties and etc., but excluding those prescribed in this Agreement), each party shall take such actions upon obtaining prior consent of the other party (such consent shall not be unreasonably refused, withheld or delayed); provided, however, that, this shall not apply to the actions expressly set forth in this Agreement and the actions based on agreements which have entered into as of the date of execution of this Agreement.

2.	From (and including) the date of execution of this Agreement to the Effective Date, MIRAI and SAKURA shall take practical measures that are necessary for the succession by MIRAI of the assets, liabilities and obligations of SAKURA through the Merger, and the parties shall cooperate, and cause their respective asset management companies to cooperate, as necessary in order to take such measures, such as through mutual information exchange.

3.	From (and including) the date of execution of this Agreement to the Effective Date, MIRAI and SAKURA shall be responsible for performance of their obligations with respect to their loans, etc., and shall not engage in actions resulting in breaches of financial covenants and other violation of contracts.

4.	MIRAI and SAKURA shall promptly notify each other of any events that may reasonably expected to have a material impact on their respective business or financial condition or the Merger during the period until the Effective Date, including, not but limited to, breaches of the loan agreements, breaches of laws and regulations by MIRAI or SAKURA, and such indications by the regulatory authorities. In such cases, MIRAI and SAKURA shall consult in good faith on the countermeasures and shall endeavor to resolve the event to the maximum extent possible.

Article 12       Conditions Precedent to the Effectiveness of the Merger

MIRAI and SAKURA may terminate this Agreement upon written notice to the other party before the Effective Date, without bearing any responsibility or obligation of payment to the other party (except for the case in which there is a breach attributable to the party itself who wishes to terminate this Agreement), if any of following conditions precedent to the effectiveness of the Merger are unfulfilled or if it becomes clear that any of the following conditions precedent to the effectiveness of the Merger will not be fulfilled (unless such unfulfillment is caused by any breach, defect, issue attributable to such party itself or a relevant person thereof), on the date immediately before the Effective Date. If MIRAI and SAKURA do not exercise the right to terminate on the date immediately before the Effective Date, the Merger shall take effect on the Effective Date :

(1)	It has been confirmed in a manner and substance reasonably satisfactory to MIRAI and SAKURA that the filing of a registration statement on Form F-4 is not required for the Merger under the U.S. securities laws.

(2)	SAKURA and SAKURA’s asset management company have agreed to terminate as of the Effective Date the asset management agreement executed between SAKURA and such asset management company, with the contents that MIRAI is reasonably satisfied.

(3)	Approval at each of the general meeting of unitholders provided for in Article 7, Paragraph 1 and Article 7, Paragraph 2 has been obtained, and other procedures pursuant to applicable laws and regulations and obtaining permits and approvals as required to implement the Merger or the matters contemplated in connection with the Merger have been completed.

(4)	With respect to the SAKURA’s loans whose repayment date will expire from and including the date of execution of this Agreement to the Effective Date, refinance by loans whose repayment dates, interest rates, and other conditions are reasonably satisfactory to MIRAI shall have been completed.

(5)	Consent has been obtained from all of the financial institutions that have been providing loans to MIRAI or SAKURA, regarding the implementation of the Merger and the basic terms and conditions for the lending on and after the Effective Date (with respect to loan agreements, including the measures for the prevention of the occurrence of breaches of financial covenants, breaches of other covenants and acceleration event attributable to surviving corporation after the Merger), and such consent has not been withdrawn by any of such financial institutions.

(6)	Approval from the other parties from whom MIRAI and SAKURA should obtain an approval regarding the implementation of the Merger in compliance with contracts, etc. (except (i) financial institutions prescribed in the preceding item and (ii) the parties with whom MIRAI and SAKURA have consulted and agreed that there is little importance to maintain relevant agreement, etc. for operation of the surviving corporation after the Merger) has been obtained.

(7)	There has been no breach (excluding minor breach) of contractual obligations (including this Agreement) or any default in monetary obligations (including tax due and payable) (however, excluding minor breach), as to MIRAI and SAKURA. In addition, there has been no occurrence of acceleration event (including any event that shall fall in an event of default as a result of notice, the passage of time, or both), suspension of payment, inability to pay debts, or commencement of or filing of petition for bankruptcy, special liquidation, civil rehabilitation, other applicable legal insolvency procedures, or procedures for private arrangement such as Turnaround ADR as to MIRAI and SAKURA.

(8)	None of MIRAI, MIRAI’s asset management company or SAKURA has received administrative sanction such as deletion of the registration, suspension of business in whole or in part, or other administrative sanction that would cause material hindrance or material adverse effects to implement the Merger from the regulatory agencies.

(9)	Other than above, there exist no events that are reasonably considered to be a material obstruction or issue for the realization of the Merger.

Article 13       Amendment to the Merger Conditions; Termination of this Agreement

MIRAI and SAKURA may, upon agreement through consultation in good faith, amend the conditions of the Merger or other contents of this Agreement or terminate this Agreement, if, during the period from and including the date of execution of this Agreement to the day immediately preceding the Effective Date, (i) there is a material change in the assets or management situation of MIRAI or SAKURA; (ii) a situation arises that will materially obstruct the implementation of the Merger; (iii) achievement of the purpose of the Merger become difficult due to any other event; or (iv) it becomes apparent that an event has arisen that might give rise to any of the above situations.

Article 14.       Expenses

Except as otherwise provided in this Agreement, each party to this Agreement shall bear the expenses incurred by the day before the Effective Date (including the remuneration for certified public accountants, lawyers, licensed tax accountants, an investigation firm, advisors and other professionals retained for its own benefit) in connection with the execution and implementation of this Agreement. MIRAI and SAKURA shall record the Expenses to be borne by itself as expenses in the financial statements for the fiscal period ending on the day immediately before the Effective Date.

Article 15.      Governing Law and Jurisdiction

1.	This Agreement shall be governed by, and construed in accordance with, Japanese Law.

2.	MIRAI and SAKURA shall agree that the Tokyo District Court shall have exclusive jurisdiction of the first instance over all disputes arising in connection with this Agreement.

Article 16.      Consultation in Good Faith

With respect to any matter not described in this Agreement, MIRAI and SAKURA shall resolve such matter that is necessary in respect of the Merger in accordance with the purpose of this Agreement upon mutual consultation.

(REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK.)

IN WITNESS WHEREOF, two (2) counterparts of this Agreement have been prepared, and each of the parties shall affix its name and seal impression thereon, and retain one (1) counterpart each.

August 5, 2019

MIRAI:	MIRAI Corporation
2-1, Nishi-Kanda 3-chome, Chiyoda-ku, Tokyo
MIRAI Corporation
Mitsuo Suganuma, Executive Officer

SAKURA:	Sakura Sogo REIT Investment Corporation
8-11, Kudan Minami 3-chome, Chiyoda-ku, Tokyo
Sakura Sogo REIT Investment Corporation
Makoto Muranaka, Executive Officer

Articles of Incorporation

MIRAI Corporation

MIRAI Corporation Articles of Incorporation

Chapter 1　General Provisions

Article 1　Trade Name

The investment corporation shall be called Toshi Hojin MIRAI, and in English, MIRAI. (hereinafter “MIRAI”).

Article 2　Purpose

The purpose of MIRAI is to invest its assets primarily into Real Estate and Other Assets (as defined in the Ordinance for Enforcement of the Act on Investment Trusts and Investment Corporations (hereinafter the “Investment Trust Act Enforcement Ordinance”); same shall apply hereinafter) out of the Specified Assets (as defined in the Act on Investment Trusts and Investment Corporations (hereinafter the “Investment Trust Act”); same shall apply hereinafter) pursuant to the Investment Trust Act.

Article 3　Location of Head Office

The head office of MIRAI shall be in Chiyoda-ku, Tokyo.

Article 4　Method of Public Notice

MIRAI shall make public notice by publication in the Nihon Keizai Shimbun.

Chapter 2　Investment Units

Article 5　Redemption of Investment Units upon the Request of Unitholders and Acquisition of Investment Units by MIRAI based on the Agreement with Unitholders

1． MIRAI shall not redeem investment units upon the request of unitholders.

2． MIRAI may acquire its investment units for value by entering agreements with unitholders.

Article 6　 Total Number of Investment Units Authorized to be Issued and Offering of Investment Units

1． The total number of investment units of MIRAI authorized to be issued is 20 million units.

2． The issue price of investment units offered in Japan must account for more than 50% of the aggregate issue price of the investment units of MIRAI.

3． MIRAI may, upon obtaining the approval of the board of directors, solicit any persons to subscribe investment units to be issued by MIRAI to the extent the number of the offered units is within the total number of investment units authorized to be issued prescribed in Paragraph 1. The amount to be paid in for one investment unit for subscription (meaning the investment units allotted to persons who, in response to such offer, applied for subscription to such investment units) shall be the price which is decided by the executive director and approved by the board of directors as a fair price in light of the assets held by MIRAI (hereinafter the “Investment Assets”).

Article 7　Matters relating to Investment Units Handling

In addition to those prescribed by laws and regulations or these Articles of Incorporation, procedures relating to investment units, including registration or recording in the registry of unitholders of MIRAI and procedures for execution of unitholders’ rights, and the associated fees, shall be governed by the “Investment Units Handling Rules” prescribed by the board of directors.

Article 8　Minimum Amount of Net Assets to be Regularly Held by MIRAI

The minimum amount of net assets to be regularly held by MIRAI is 50 million yen.

Chapter 3　General Meeting of Unitholders

Article 9　Convocation

1.	Except as otherwise prescribed by laws and regulations, general meetings of unitholders of MIRAI shall be convened, pursuant to the resolution of the board of directors, by the executive director in the case where there is only one executive director, or by one executive director, in accordance with the order prescribed in advance by the board of directors, in the case where there are two or more executive directors.
2.	A general meeting of unitholders of MIRAI shall be convened on or after July 1, 2017 without delay, and subsequently, it shall be convened every other year on or after July 1 without delay. MIRAI may also convene extraordinary general meetings of unitholders whenever necessary.
3.	To convene the general meeting of unitholders, Executive directors must give public notice concerning the date of general meeting of unitholders at least 2 months before the date of the general meeting of unitholders, and notice must be dispatched to each unitholder in writing at least 2 weeks before the date of the general meeting of unitholders. However, such public notice is not required with respect to a general meeting of unitholders held prior to the date on which 25 months have elapsed from the date on which the immediately preceding general meeting of unitholders was held in accordance with the provisions of the first sentence of the preceding paragraph.

Article 10　Chairperson

General meetings of unitholders of MIRAI shall be chaired by the executive director in the case where there is only one executive director, or by one executive director, in accordance with the order prescribed in advance by the board of directors, in the case where there are two or more executive directors. In the event of any accident involving the executive director undertaking the role of chairperson, such executive director shall be replaced as chairman by one of other executive director or supervisory directors in accordance with the order prescribed in advance by the board of directors.

Article 11　Resolutions

1． Except as otherwise prescribed by laws and regulations or these Articles of Incorporation, resolutions of a general meeting of unitholders shall be made by a majority of the voting rights held by the unitholders in attendance.

2.	A unitholder may exercise his or her voting rights by selecting as proxy another unitholder having voting rights in MIRAI.
3.	In the case of the preceding paragraph, a unitholder or his/her proxy shall be required to submit to MIRAI a document evidencing the authority of its proxy for each general meeting of unitholders.

Article 12　Exercise of Voting Rights in Writing

1． The exercise of voting rights in writing shall be effected by stating the necessary matters in the documents for the unitholders to exercise their voting rights (hereinafter referred to as the “Voting Form”) and submitting such Voting Form to MIRAI by the time specified by laws and regulations.

2． The number of voting rights exercised in writing pursuant to the preceding paragraph shall be included in the number of voting rights held by unitholders in attendance at the general meeting of unitholders.

Article 13　Exercise of Voting Rights by Electromagnetic Method

1.	The exercise of voting rights by electromagnetic method shall, pursuant to the provisions of laws and regulations, be effected by obtaining the consent of MIRAI and by providing the matters required to be stated in the Voting Form to MIRAI by electromagnetic method by the time specified by laws and regulations.
2.	The number of voting rights exercised by electromagnetic method pursuant to the preceding paragraph shall be included in the number of voting rights held by unitholders in attendance at the general meeting of unitholders.

Article 14　Deemed Affirmative Vote

1． If a unitholder neither attends a general meeting of unitholders nor exercises his/her voting rights, such unitholder shall be deemed to have voted affirmatively to the proposal(s) submitted to the general meeting of unitholders (in the cases where more than one proposal have been submitted and they include conflicting proposals, excluding all of those conflicting proposals).

2． The number of voting rights held by unitholders that are deemed to have voted affirmatively to the proposal pursuant to the preceding paragraph shall be included in the number of voting rights held by unitholders in attendance at the general meeting of unitholders.

Article 15　Record Date, Etc.

1． In a case where MIRAI convenes a general meeting of unitholders pursuant to the provisions of the first sentence of Article 9, Paragraph 2, MIRAI shall take the unitholders registered or recorded in the final registry of unitholders on the last day of October 2019 and subsequently on the last day of October every other year to be the unitholders who are entitled to vote at the relevant general meeting of unitholders. In a case where MIRAI convenes a general meeting of unitholders pursuant to the provisions of the second sentence of Article 9, Paragraph 2, MIRAI shall determine unitholders registered or recorded in the final registry of unitholders as of the record date determined by a resolution of the board of directors and announced in advance in a public notice by MIRAI in accordance with laws and regulations, to be the unitholders who are entitled to vote at the relevant general meeting of unitholders in principle.

2.	Regarding the proceedings of a general meeting of unitholders, minutes that set forth or record an overview of the course of the proceedings, the results thereof, and other matters prescribed by laws and regulations, shall be prepared.

Chapter 4　 Executive Directors and Supervisory Directors

Article 16　Number of Executive Directors and Supervisory Directors

The MIRAI shall have at least one executive director and two supervisory directors (provided, however, that the number of supervisory directors shall be at least the number obtained by adding one to the number of executive directors).

Article 17　Election and Term of Office of Executive Directors and Supervisory Directors, Etc.

1． Except as otherwise prescribed by laws and regulations, executive directors and supervisory directors shall be elected by a resolution of a general meeting of unitholders.

2． The term of office of executive directors and supervisory directors shall be a two- year period after their assumption of office; provided, however, that this shall not preclude the extending or shortening of the term to the extent permitted by laws and regulations by resolution of a general meeting of unitholders. In addition, the term of office of an executive director or a supervisory director who is elected to fill a vacancy or because of an increase in the number of officers shall be the same as the remaining term of the predecessor or incumbent.

3． The period during which the resolution on the election of substitute directors (directors mean executive directors and supervisory directors; same shall apply hereinafter) to fill a vacancy will remain in force shall continue until the expiration of the term of office of the directors to be substituted who were elected at the general meeting of unitholders at which the aforementioned resolution was adopted (in cases where the directors were not elected at such general meeting of unitholders, then at the most recent general meeting of unitholders at which the directors were elected); provided, however, that such period may be shortened by a resolution of the general meeting of unitholders.

Article 18　Standards for Payment of Remuneration for Executive Directors and Supervisory Directors

Standards for the payment of remuneration to the executive directors and the supervisory directors of MIRAI and the time of payment thereof shall be as follows:

(1)	Remuneration for an executive director shall be no more than 500,000 yen per month, in the amount to be determined by the board of directors, and such remuneration shall be paid by the last day of each month by remittance into the account designated by the relevant executive director.
(2)	Remuneration for a supervisory director shall be no more than 500,000 yen per month, in the amount to be determined by the board of directors, and such remuneration shall be paid by the last day of each month by remittance into the account designated by the relevant supervisory director.

Article 19　Exemption of Liability for Damages of Executive Directors and Supervisory Directors to MIRAI

If an executive director or a supervisory director performed his or her work duties in good faith and without gross negligence, and when MIRAI finds it particularly necessary taking into consideration the details of the facts that are the source of liability, the status of the execution of the duties of such director, and other circumstances, MIRAI may, to the extent allowed by laws and regulations, by resolution of the board of directors, release such director from liability for damages under Article 115-6, Paragraph 1 of the Investment Trust Act.

Chapter 5　 Board of Directors

Article 20　Convocation

1． Except as otherwise prescribed by laws and regulations, meetings of the board of directors shall be convened by the executive director in the case where there is only one executive director, or by one executive director in accordance with the order prescribed in advance by the board of directors, in the case where there are two or more executive directors.

2.	Executive directors or supervisory directors who do not have the authority to convene meetings of the board of directors may request convocation of a meeting of the board of directors in accordance with the provisions of the Investment Trust Act.

3． Convocation notices for a meeting of the board of directors shall be sent to all executive directors and supervisory directors at least three days prior to the meeting; provided, however, that the convocation period may be shortened in the case where there is an urgent necessity.

4.	Meetings of the board of directors may be held without the convocation procedures upon the consent of all of the executive directors and supervisory directors.

Article 21　Chairman

The executive director shall chair the meetings of the board of directors in the case where there is only one executive director, or one of the executive directors shall chair the meetings of the board of directors in accordance with the order prescribed in advance by the board of directors in the case where there are two or more executive directors. If such executive director to be the chairman is unable to act as such due to absence or accidents, one of the other executive directors shall chair the meeting of the board of directors in accordance with the order prescribed in advance by the board of directors; provided, however, if all of the executive directors are unable to act as such due to absence or accidents, one of the supervisory directors shall chair the meeting of the board of directors in accordance with the order prescribed in advance by the board of directors.

Article 22　Resolution, Etc.

1． Except as otherwise prescribed by laws and regulations or these Articles of Incorporation, resolutions of the board of directors shall be made by a majority vote at a meeting attended by a majority of the members entitled to participate in the vote.

2． Regarding the proceedings of meetings of the board of directors, minutes that set forth or record an overview of the course of the proceedings, the results thereof, and other matters prescribed by laws and regulations, shall be prepared, and the executive directors and the supervisory directors present at such meeting shall sign their names or affix their names and seals or digital signs to such minutes.

Article 23　Board of Directors’ Rules

In addition to those prescribed by laws and regulations or these Articles of Incorporation, matters relating to the board of directors shall be governed by the “Board of Directors’ Rules” prescribed by the board of directors.

Chapter 6　 Accounting Auditor

Article24　Election of Accounting Auditor

Except as otherwise prescribed by laws and regulations, an accounting auditor shall be elected by a resolution of the general meeting of unitholders.

Article 25　Term of Office of Accounting Auditor

1． The term of office of the accounting auditor shall be until the conclusion of the first general meeting of unitholders held after the first Closing Date (as defined in Article 35; same shall apply hereinafter) after the passage of one year from the accounting auditor’s assumption of office.

2． Unless a resolution deciding otherwise is passed at the general unitholders meeting referred to in the preceding paragraph, the accounting auditor shall be deemed to have been reelected at that general meeting of unitholders.

Article 26　Standards for Payment of Remuneration for Accounting Auditor

Remuneration for the accounting auditor (excluding remuneration other than for accounting audit) shall be the amount to be determined by the board of directors; provided, however, that it shall be no more than 20 million yen per Closing Date subject to auditing. Such amount shall be paid by remittance into the account designated by the accounting auditor within three months from the date when the accounting auditor requests such payment after MIRAI receives all of the audit report required on the basis of the Investment Trust Act, other laws and regulations.

Article 27　Exemption of Liability for Damages of Accounting Auditor to Investment Corporation

If the accounting auditor performed its work duties in good faith and without gross negligence, and when MIRAI finds it particularly necessary taking into consideration the details of the facts that are the source of liability, the status of the execution of the duties of the accounting auditor, and other circumstances, MIRAI may, to the extent allowed by laws and regulations, by resolution of the board of directors, release the accounting auditor from liability for damages under Article 115-6, Paragraph 1 of the Investment Trust Act.

Chapter 7　 Investment Target and Investment Policy

Article 28　Basic Investment Policy

MIRAI shall manage the Investment Assets primarily as investment in real estate, real estate leasehold rights, surface rights and the trust beneficiary interests of trusts having only these trust assets in Real Estate and Other Assets and invest them with the aim of securing stable profits in the medium and long term and steady growth of the Investment Assets through continuous investment.

Article 29　Investment Perspective

1． In the case of MIRAI invests in real estate (for the purpose of this paragraph, including Real Estate, etc. (as defined in Article 30, Paragraph 1 (2)) and each real estate backing Real Estate Backed Securities (as defined in Article 30, Paragraph 1 (3))), MIRAI shall invest in real estate the use of which is offices, retail facilities, hotels or residential properties and other various uses without limiting the primal use.

2． MIRAI shall engage in investments within Japan.

3． MIRAI shall ensure that the total amount of the Specified Real Estate (this means the Specified Assets acquired by MIRAI that are real estate, real estate leasehold rights or surface rights, or the beneficiary interest of a trust having as trust assets real estate ownership, land leasehold rights, or surface rights) accounts for at least 75% of the total amount of the Specified Assets held by MIRAI.

Article 30　Types, Purpose, and Scope of Assets which are Investment Target

1． In accordance with the basic investment policy prescribed in Article 28, MIRAI shall make investments in the Specified Assets listed below:

(1)	Real estate
(2)	The assets listed below (hereinafter collectively referred to as “Real Estate Equivalents”; real estate and Real Estate Equivalents are collectively referred to as “Real Estate, etc.”)
(i)	Real estate leasehold rights
(ii)	Surface rights

(iii)	Trust beneficiary interests of a trust having as trust assets real estate, real estate leasehold rights, or surface rights (including blanket trusts in which cash incidental to the real estate is also entrusted)
(iv)	Trust beneficiary interests of a trust having cash as its initial trust assets the purpose of which is management of trust assets by investing in real estate, real estate leasehold rights, or surface rights
(v)	Equity interests in anonymous associations in relation to real estate (equity interests in contracts whereby one party makes investment in the asset management by the counterparty of (1) real estate or (2) assets of the kind listed in (2) (i) through (iv) and the counterparty manages the contribution by the first party by primarily investing it in the cited assets and distributes the profits derived from those investments; hereinafter referred to as the “Equity Interests in Anonymous Associations in Relation to Real Estate”: same shall apply hereinafter)
(vi)	Trust beneficiary interests of a trust having cash as its initial trust assets the purpose of which is management of trust assets by investing primarily in the assets listed in (v)
(3)	Assets listed below that aim to invest an amount of more than a half of the underlying asset in the Real Estate, etc. (including the interests which should be indicated in the subject securities/certificates in instances where securities/certificates indicating the interests are not issued) (hereinafter collectively referred to as the “Real Estate Backed Securities”)
(i)	Preferred equity securities (as defined in the Act on the Securitization of Assets (hereinafter referred to as the “Asset Securitization Act”))
(ii)	Beneficiary certificates of investment trusts (as defined in the Investment Trust Act)
(iii)	Investment securities of investment corporations (as defined in the Investment Trust Act)
(iv)	Beneficiary certificates of specific purpose trusts (as defined in the Asset Securitization Act)
(v)	Equity interests in anonymous associations securities (this means securities indicating equity interests in anonymous associations as defined in the Financial Instruments and Exchange Act (hereinafter referred to as “FIEA”))
2.	In addition to the Specified Assets listed in the preceding paragraph, MIRAI shall also invest in the Specified Assets listed below.
(1)	Other Specified Assets (including the interests which should be indicated in the subject securities/certificates in instances where securities/certificates indicating the interests are not issued)
(i)	Deposits
(ii)	Call loans
(iii)	Government bonds (as defined in the FIEA)
(iv)	Local government bonds (as defined in the FIEA)

(v)	Corporate bonds issued by corporations in accordance with special law (as defined in the FIEA)

(vi)	Specified corporate bonds as prescribed in the Asset Securitization Act (as defined in the FIEA)
(vii)	Corporate bonds (as defined in the FIEA)
(viii)	Negotiable certificates of deposit
(ix)	Trust beneficiary certificates for loan trusts (as defined in the FIEA)
(x)	Commercial paper (as defined in the FIEA)
(xi)	Monetary claims (as defined in the Order for Enforcement of the Act on Investment Trusts and Investment Corporations (hereinafter referred to as the “Investment Trust Act Enforcement Order”)
(xii)	Share certificates (as defined in the FIEA)
(xiii)	Trust beneficiary interests of a trust having cash as its initial trust assets the purpose of which is management of the trust assets by investing primarily in the assets listed in (1) through (12)
(xiv)	Securities (as defined in the Investment Trust Act and excluding securities falling under any of those defined in the Paragraph 1, Item 2, Item 3 or this article; same shall apply hereinafter)
(2)	Derivative transactions (as defined in the Investment Trust Act Enforcement Order)
(3)	Renewable Energy Power Generation Facility (as defined in the Investment Trust Act Enforcement Order)
(4)	Right to Operate Public Facility, etc. (as defined in the Investment Trust Act Enforcement Order)
3.	In addition to the foregoing, MIRAI may invest in the following rights or interests, etc., the acquisition of which is determined to be necessary or useful in connection with Real Estate, etc. or Real Estate Backed Securities (hereinafter referred to as the “Real Estate Related Assets”).
(1)	Trademark rights, etc. based on the Trademark Act (this means trademarks or the exclusive or non-exclusive right to use trademarks)
(2)	Copyrights, etc., as defined in the Copyright Act
(3)	Movables (excluding assets falling under the Renewable Energy Power Generation Facility)
(4)	Rights to use the source of a hot spring as prescribed by the Hot Springs Act and facilities, etc., related to such hot spring
(5)	Specified contributions (as defined in the Asset Securitization Act)
(6)	Equity interests in partnerships as defined in the Civil Code (excluding assets falling under any of those securities)
(7)	Damage insurance contracts and rights or profits under damage insurance contracts
(8)	Carbon dioxide equivalent quotas or other similar assets or emission rights (including emission rights for greenhouse gases) based on the Act on Promotion of Global Warming Countermeasures
(9)	Easements
(10)	Other rights or interests, the acquisition of which is determined to be necessary or useful in connection with Real Estate Related Assets

4.	In addition to the foregoing, MIRAI may acquire other rights or interests to be held in conjunction with the organization management of MIRAI.
5.	If securities that indicate the rights that must be indicated on securities specified in Article 2, Paragraph 2 of the FIEA are not issued, paragraph 1 through paragraph 4 shall be applied by deeming the relevant rights as the relevant securities.

Article 31　Restrictions on Investment

1． The monetary claims prescribed in Paragraph 2, Item (1), (xi) of the preceding article and the securities prescribed in Paragraph 2, Item (1), (xiv) of the preceding article shall not be the subject of active investments, and in cases where there are surplus funds, investments shall be made in such assets, taking security and liquidity of investment into consideration, and in other cases, investment shall be made in such assets taking into consideration relevance with Real Estate Related Assets.

2． In regards to rights relating to the derivative transactions set forth in Paragraph 2, Item (2) of the preceding article, investment therein shall be limited to investment for the purpose of hedging against interest rate risk arising from the liabilities of the Investment Corporation and other risks.

Article 32　Purpose and Scope of the Leasing of Portfolio Assets

1.	For the purpose of securing stable profits in the medium-to-long term, with regard to all real estate that belongs to the Investment Assets (including real estate backing Real Estate Related Assets other than real estate which MIRAI acquires), MIRAI, in principle, lease the real estate (including for the purpose of using as a parking area and for setting up displays, etc.). As a part of the asset management, MRIAI may lease real estate and sublease such real estate to third parties.
2.	When conducting lease of real estate as per the preceding paragraph or otherwise investing in or managing Real Estate, etc., MIRAI may receive or deposit security deposits, guaranty deposits and other similar monies; if it receives such monies, the Investment Corporation shall invest such received monies in accordance with the stipulations of MIRAI’s basic investment policy and investment perspective, etc.
3.	MIRAI may lease the Investment Assets other than real estate (including real estate backing the Real Estate Related Assets other than real estate which MIRAI acquires) that belongs to the Investment Assets.

Article 33　Asset Evaluation Rules

1.	The Investment Corporation shall conduct asset evaluation of the Investment Assets carefully and faithfully for the benefit of unitholders.
2.	When evaluating the Investment Assets, the Investment Corporation shall endeavor to ensure the reliability of the evaluations.
3.	Evaluation as a going concern will be the basic principle in the evaluation of the Investment Assets.

Article 34　Methods, Standards and Reference Dates for Asset Evaluation

1.	The methods for asset evaluation used by MIRAI shall be defined as follows for each type of the Investment Assets, in accordance with the Investment Trust Act, the Rules for Accounting of MIRAI and rules stipulated by the Investment Trusts Association, Japan (hereinafter the “Investment Trusts Association”), and other laws and regulations, as well as generally accepted corporate accounting principles and practices in Japan.
(1)	Real estate, real estate leasehold rights or surface rights (the assets set forth in Article 30, Paragraph 1, (1) and (2), (i) through (ii))

Asset shall be evaluated at a value obtained by deducting the accumulated depreciation amount from the acquisition price. Depreciation shall be calculated on a straight-line basis for buildings and facilities, etc.; provided, however, that if the straight-line basis becomes inappropriate for any legitimate reason, a different method may be used for the calculation of the depreciation of the facilities, etc., as long as it can reasonably be determined that no problems will arise from the perspective of the protection of the unitholders.

(2)	Trust beneficiary interests of a trust having as trust assets real estate, real estate leasehold rights or surface rights (the assets set forth in Article 30, Paragraph 1, (2), (iii))

Accounting shall be conducted pursuant to generally accepted corporate accounting principles in Japan, and the value of the trust beneficiary interests held by MIRAI shall be calculated based on the amount obtained by subtracting the amount of trust liabilities from the aggregate value of trust assets after, in the case where the trust assets are the assets listed in (1) above, evaluating the trust assets by the method stated in (1) above, and, in the case where the trust assets are financial assets, evaluating the trust assets in accordance with generally accepted accounting principles and practices in Japan.

(3)	Trust beneficiary interests of a trust having cash as its initial trust assets the purpose of which is management of the trust assets by investing in real estate, real estate leasehold rights or surface rights (the assets set forth in Article 30, Paragraph 1, (2), (iv))

Accounting shall be conducted pursuant to generally accepted corporate accounting principles in Japan, and the value of the trust beneficiary interests held by MIRAI shall be calculated based on the amount obtained by subtracting the amount of trust liabilities from the aggregate value of trust assets after, in the case where the trust assets are composed of the assets listed in (1) above, evaluating the trust assets by the method stated in (1) above, and, in the case where the trust assets are composed of financial assets, evaluating the trust assets in accordance with generally accepted accounting principles and practices in Japan.

(4)	Equity Interests in Anonymous Associations in Relation to Real Estate (the assets set forth in Article 30, Paragraph 1, (2), (v))

The value of the Equity Interests in Anonymous Associations in Relation to Real Estate held by MIRAI, in principle, shall be calculated based on the amount obtained by subtracting the amount of anonymous association liabilities from the aggregate value of anonymous association assets after, in the case where the assets of the anonymous associations are composed of the assets listed in (1) through (3) above, evaluating the assets of the anonymous associations by the methods respectively stated in (1) through (3) above, and, in the case where the assets of the anonymous associations are composed of financial assets, evaluating the assets of the anonymous associations in accordance with generally accepted accounting principles and practices in Japan.

(5)	Trust beneficiary interests of a trust having cash as its initial trust assets the purpose of which is to manage the trust assets by investing primarily in the Equity Interests in Anonymous Associations in Relation to Real Estate (the assets set forth in Article 30, Paragraph 1, (2), (vi))

Accounting shall be conducted pursuant to generally accepted corporate accounting principles in Japan, and the value of the trust beneficiary interests held by MIRAI shall be calculated based on the amount obtained by subtracting the amount of trust liabilities from the aggregate value of trust assets that are equity interests in anonymous associations after evaluating the equity interests in anonymous associations in accordance with (4) above.

(6)	Securities (the assets set forth in Article 30, Paragraph 1, (3) and Article 30, Paragraph 2, (1) (iii) through (vii), (ix), (x), (xii) or (xiv))

If market prices are available for the securities, the value shall be calculated based on the market price (i.e., the trading price on a financial instruments exchange, the price published by the Japan Securities Dealers Association, etc. or the similar trading prices at which transactions are formed on any trading system where securities can be sold and converted into cash from time to time in accordance with the foregoing prices; same shall apply hereinafter). If no market price is available, those securities shall be evaluated at a value reasonably calculated. The market price or reasonably calculated value for the securities shall be obtained using the same method every period, except in cases where a change in method would increase the accuracy of the evaluation. If neither a market price nor a reasonably calculated price can be obtained, the securities may be evaluated at the acquisition cost.

(7)	Monetary claims (the assets set forth in Article 30, Paragraph 2, (1), (xi))

The value shall be obtained by deducting any allowance for bad debt from the acquisition price; provided, however, that if the monetary claims were acquired at a price lower or higher than their face value and the difference between the acquisition price and their face value can be considered to be an interest adjustment, the value shall be obtained by deducting the allowance for bad debt from the value calculated by the amortized cost method.

(8)	Trust beneficiary interests of a trust having cash as its initial trust assets the purpose of which is to manage the trust assets by investing primarily in the assets listed in Article 30, Paragraph 2, (1), (i) through (xii) (the assets set forth in Article 30, Paragraph 2, (1), (xiii))

Accounting shall be conducted pursuant to generally accepted corporate accounting principles in Japan, and in the case where the trust assets are composed of the assets listed in (6) or (7) of this paragraph, they shall be evaluated by the relevant method stated therein, and the amount obtained by subtracting the amount of liabilities from the aggregate of these results shall be the value.

(9)	Interests in derivative transactions (the assets set forth in Article 30, Paragraph 3, (2))
(i)	Claims and obligations from derivative transactions listed on a Financial Instruments Exchange

Evaluation shall be made by the value calculated based on the final price on the Financial Instruments Exchange (closing price; if there is no closing price, then the quotation (i.e., the lowest ask price or highest bid price published, or middle rate of those prices when both of those prices have been published)). If there is no final price on that day then the evaluation shall be made by the value calculated based on the final price on the closest preceding day.

(ii)	Claims and obligations from non-listed derivative transactions for which there is no market price on a Financial Instruments Exchange

The value reasonably calculated as an equivalent to a market price. If calculating a fair value is found to be extremely difficult, then evaluation shall be made by the acquisition price.

(iii)	For those transactions that are found to be hedging transactions in accordance with generally accepted accounting principles and practices in Japan, hedge accounting can be applied. Further, for those transactions that satisfy the criteria for special treatment for interest rate swaps in accordance with the accounting principles for financial instruments, such special treatment can be applied, regardless of whether they fall under (i) or (ii) above.
(10)	Others

If not provided for above, evaluations shall be made at the value obtained in accordance with the evaluation rules of the Investment Trusts Association, Japan, or at the value obtained in accordance with generally accepted accounting principles and practices in Japan.

2.	If asset evaluation methods other than those mentioned in the preceding paragraph are to be used in order to indicate values in asset management reports, etc., evaluation shall be made in the following manner.
(1)	Real estate, real estate leasehold rights and surface rights

In principle, the evaluation shall be based on the appraisal by a real estate appraiser.

(2)	Trust beneficiary interests of a trust having as its trust assets real estate, real estate leasehold rights and surface rights and Equity Interests in Anonymous Associations Relating to Real Estate

Evaluations shall be made by calculating the amount equivalent to the Equity Interests in Anonymous Associations in Relation to Real Estate or the value of the interest in the trust beneficiary interests based on the amount obtained by subtracting the amount of liabilities from the aggregate value of assets, after evaluating the assets, in the case where the trust assets or the assets of anonymous associations are composed of the assets set forth in (1) of this paragraph, by the method described therein, and in the case where the trust assets or the assets of anonymous associations are composed of financial assets, in accordance with generally accepted accounting principles and practices in Japan.

(3)	Interests in derivative transactions (cases where special treatment of interest swaps is employed pursuant to Paragraph 1, (9), (iii))

The value specified in Paragraph 1, (9), (i) or (ii)

3.	The reference dates for asset evaluations shall be the respective Closing Dates stipulated in the following article; provided, however, that, for assets listed in Article 30, Paragraph 1, (3) or Paragraph 2 that can be evaluated based on their market prices, the reference dates shall be the last day of each month.

Article 35　Closing Dates

The fiscal period of MIRAI shall be the periods from May 1 to the last day of October of each year and from November 1 to the last day of April of the following year (hereinafter, the last day of each fiscal period is referred to as a “Closing Date”).

Article 36　Policy on the Distribution of Funds

1.	Distribution Policy

MIRAI shall, in principle, make distributions pursuant to the following policy, and shall follow the rules stipulated by the Investment Trusts Association.

(1)	The distributable amount (hereinafter referred to as the “Distributable Amount”) arising from the management of Investment Assets of the Investment Corporation means the amount of profit calculated on each Closing Date in accordance with the Investment Trust Act and generally accepted corporate accounting principles and practices in Japan (meaning the profit as defined in Article 136, Paragraph 1 of the Investment Trust Act; same shall apply hereinafter).
(2)	The amount of distributions shall be an amount determined by MIRAI (provided, however, that, in any case, the amount shall not be greater than the Distributable Amount), which exceeds the amount equivalent to 90% of the distributable profit of MIRAI (if there is a change in the method of calculation due to the amendment to laws and regulations, then the amount as calculated after such change), as defined in the special taxation measures for investment corporations as set forth in Article 67-15, Paragraph 1 of the Act on Special Measures Concerning Taxation; provided.
(3)	The amount of profit not allocated to distributions and retained and the amount of profit earned by the Closing Date shall be invested in accordance with the stipulations of MIRAI’s basic investment policy and investment perspective, etc.
2.	Distributions in Excess of the Amount of Profit

In the case where MIRAI determines it to be appropriate by taking into account trends in the economic environment, the real estate market, the leasing market, the situation of assets owned by MIRAI and the finance, the impact that the Investment Corporation’s asset acquisition and financing activities may have on the amount of distribution per unit, or other circumstances, or if it is possible to mitigate imposition of corporation taxes on MIRAI, MIRAI may make distributions of funds in excess of the Distributable Amount, consisting of the distribution amount specified in (2) of the preceding paragraph plus an amount determined by MIRAI, which is not greater than the amount stipulated by the Investment Trusts Association. Further, if, in the case described above, the amount of funds distributed does not satisfy the requirements for Special Taxation Measures for Investment Corporations stipulated in laws and regulations, funds may be distributed in an amount determined by the Investment Corporation with the objective of satisfying such requirements.

3.       Method for Distribution of Funds

Distributions of funds shall be in cash and, in principle, shall be made within three months from the Closing Date to unitholders or to pledgees of investment units registered or recorded in the last registry of unitholders as of the Closing Date in accordance with the number of investment units.

4.	Period of Exclusion of Right to Demand Distributions

Once three full years have elapsed from the date of the start of the payment of a distribution, the Investment Corporation will no longer be obligated to make the payment of such distribution. No interest shall accrue on unpaid distributions.

Article 37　Maximum Amounts, Etc. of Borrowing and Investment Corporation Bonds Issuance

1.	For the purpose of contributing to the steady growth of the Investment Assets, efficient asset management and stability of asset management, MIRAI may borrow funds (including through the call market) or issue investment corporation bonds for the purpose of procuring funds required for the acquisition of assets, for the payment of repair costs and other maintenance and management expenses or of distributions, for the operation of MIRAI, or for the repayment of MIRAI’s debts (including the refund of security deposits and guaranty deposits, the repayment of borrowing and the redemption of investment corporation bonds (including short-term investment corporation bonds; same shall apply hereinafter)); provided, however, that the use or the purpose of funds raised through the issuance of short-term investment corporation bonds must be within the scope prescribed in laws and regulations. Furthermore, borrowing can only be made from qualified institutional investors as prescribed by the FIEA (limited to institutional investors as defined in Article 67-15 of the Act on Special Measures Concerning Taxation).
2.	In the event of borrowing or issuance of investment corporation bonds, as prescribed in the preceding paragraph, MIRAI may provide the Investment Assets as collateral.
3.	The maximum amount of borrowing and of issuance of investment corporation bonds shall be two trillion yen respectively and the total of the one may not exceed one trillion yen.

Article 38　Standards for the Payment of Asset Management Fees to Asset Manager

1.	The calculation method and payment timing for fees payable to the asset manager to which MIRAI entrusts the management of its Investment Assets (hereinafter referred to as the “Asset Manager”) shall be as set forth below. MIRAI shall not pay the Asset Manager any fees relating to agency services or brokerage under the Building Lots and Buildings Transactions Business Act.
(1)	Asset Management Fee Ⅰ

Asset Management Fee I, in each fiscal period, shall be the amount of which shall be obtained by multiplying the amount of the total assets stated in the balance sheet of the previous fiscal period by a rate separately agreed on by MIRAI and the Asset Manager, not to exceed 0.5% per annum (Daily calculation based on actual days in the period on 365 days a year basis, rounded down to the nearest yen).

(2)	Asset Management Fee Ⅱ

。Asset Management Fee Ⅱ, in each fiscal period, shall be the amount of which shall be obtained by multiplying “the amount of which shall be obtained by dividing Unappropriated Retained Earnings before Deducting Asset Management Fee Ⅱ of the relevant fiscal period (as defined below) by the number of the investment units outstanding as of the Closing Date of the fiscal period (hereinafter “DPU before Asset Management Fee Ⅱ”)” by NOI after Depreciation (as defined below) and a rate separately agreed on by MIRAI and the Asset Manager, not to exceed 0.001% (rounded down to the nearest yen). That is, Asset Management Fee Ⅱ shall be calculated using the following formula.

Asset Management Fee Ⅱ = DPU before Asset Management Fee Ⅱ x NOI after Depreciation

x a rate separately agreed on by MIRAI and the Asset Manager, not to exceed 0.001%

“Unappropriated Retained Earnings before Deducting Asset Management Fee Ⅱ” means the amount obtained by compensating net income before income taxes for the relevant fiscal period calculated in compliance with generally accepted accounting principles in Japan (before the deduction of Asset Management Fee Ⅱ and nondeductible consumption taxes relating Asset Management Fee Ⅱ and after the deduction of gains on negative goodwill) with the amount of loss carried forward in cases where MIRAI incurred such loss in the previous fiscal period.

“NOI after Depreciation” means the amount of which shall be obtained by deducting expenses for real estate lease business (excluding loss on disposal of fixed assets and including depreciation) from the total amount of real estate lease business revenue in the relevant fiscal period.

If MIRAI acquired its own investment units and holds investment units that are not disposed of or cancelled in the accounting period of the relevant fiscal period, the number of investment units that is obtained by excluding the number of own investment units held from the total number of investment units issued and outstanding at the end of the accounting period of the relevant fiscal period shall be deemed as the total number of investment units issued and outstanding at the end of the relevant fiscal period in the calculation of the “DPU before Asset Management Fee II.”

If the total number of investment units issued and outstanding increases or decreases in the relevant fiscal period as a result of the grounds specified below taking effect, the amount of Asset Management Fee II shall be adjusted by the methods specified below for each of the relevant grounds.

(i)	Split or Consolidation of Investment Units

(i) If investments units of MIRAI were split at a rate of X units for one unit, the amount of Asset Management Fee II for the relevant business period and each business period thereafter shall be X times the calculated value of Asset Management Fee II based on the formula above (rounded down to the nearest yen) and (ii) if investment units of MIRAI are consolidated at a rate of one unit for Y units, the amount of Asset Management Fee II for the relevant business period and each business period thereafter shall be one Yth of the calculated value of Asset Management Fee II based on the formula above (rounded down to the nearest yen).

(ii)	Issuance of new investment units by the exercise of subscription rights to investment units pertaining to free allotment to unitholders

If new investment units are issued by the exercise of subscription rights to investment units in the relevant fiscal period, the number of investment units that is obtained by excluding the number of investment units issued at deemed market price (meaning the number of investment units obtained by multiplying the number of investment units increased due to the issuance of such investment units by the ratio obtained by dividing the amount to be paid upon the exercise of subscription rights to investment units per unit by the market price per unit; same shall apply hereinafter) from the number of investment units increased shall be deemed to have increased. In this case, the amount of Asset Management Fee II for the relevant business period and each business period thereafter shall be an amount obtained by multiplying the calculated value of Asset Management Fee II based on the formula above by the ratio obtained by dividing the value obtained by deducting the total number of investment units issued at deemed market price for the relevant fiscal period from the number of investment units issued and outstanding for the fiscal period of the relevant business period by the number of investment units issued and outstanding in the fiscal period immediately prior to the relevant business period (rounded down to the nearest yen).

(3)	Acquisition Fees

In cases where MIRAI acquired Real Estate Related Assets, MIRAI shall pay the amount to the Asset Manager, as the acquisition fee, obtained by multiplying the acquisition price (meaning the purchase or sale value of the Real Estate Related Assets in the case of the purchase or sale, the appraisal value of the relevant Real Estate Related Assets acquired by exchange in the case of exchange, and contributions in the case of contribution, excluding consumption tax and local consumption tax.) by a rate separately agreed on by MIRAI and the Asset Manager, not to exceed 1.0% (rounded down to the nearest yen).

(4)	Disposition Fees

In cases where MIRAI disposed Real Estate Related Assets, MIRAI shall pay the amount to the Asset Manager, as the disposition fee, obtained by multiplying the disposition price (meaning the purchase or sale value of the Real Estate Related Assets in the case of the purchase or sale, and the appraisal value of the relevant Real Estate Related Assets disposed by exchange in the case of exchange, excluding consumption tax and local consumption tax.) by a rate separately agreed on by MIRAI and the Asset Manager, not to exceed 1.0% (rounded down to the nearest yen).

(5)	Merger Fees

If the Asset Manager conducts an investigation and assessment of assets held by the other party of a consolidation-type merger or an absorption-type merger of MIRAI (including cases where MIRAI is a surviving corporation or absorbed corporation; same shall apply hereinafter) (hereinafter collectively referred to as the “Merger”) and other businesses pertaining to the Merger and if the relevant Merger takes effect, MIRAI shall pay the amount to the Asset Manager, obtained by multiplying the total amount of the appraisal value of assets which a new corporation of the consolidation-type Merger or a surviving corporation of the absorption-type Merger assumes or holds Real Estate Related Assets the counterparty of the merger holds, at the time of merger to be transferred to and to be held by the new merged entity by a rate separately agreed on by MIRAI and the Asset Manager, not to exceed 1.0% (rounded down to the nearest yen).

(6)	Timing for Payment of Fees

MIRAI shall pay the fees prescribed in each of the foregoing items in the following time periods:

(i)   Asset Management Fee Ⅰ

MIRAI shall pay Asset Management Fee Ⅰ to the Asset Manager within three months of each Closing Date.

(ii)   Asset Management FeeⅡ

MIRAI shall pay Asset Management Fee Ⅱ to the Asset Manager within three months of each Closing Date.

(iii)  Acquisition Fees

MIRAI shall pay Acquisition Fees to the Asset Manager by the last day of the month following the month in the acquisition date of Real Estate Related Assets.

(iv)  Disposition Fees

MIRAI shall pay Disposition Fees to the Asset Manager by the last day of the month following the month in the disposition date of Real Estate Related Assets.

(v)　 Merger Fees

The investment corporation (a new corporation in the case of a consolidation-type merger and a surviving corporation in the case of MIRAI shall be an absorbed corporation in an absorption-type merger) shall pay Merger Fees to the Asset Manager within three months of following the month in which the merger took effect.

2.	When paying asset management fees to the Asset Manager, MIRAI shall also bear an amount equivalent to all national and local consumption taxes applicable to those fees and MIRAI shall pay an amount equal to the asset management fees to be paid plus the applicable national and local consumption taxes by electronic bank transfer (all transfer fees and all national and local consumption taxes applicable to those transfer fees shall be borne by the Investment Corporation) or by remittance to a bank account designated by Asset Manager.

Article 39　Attribution of Profit and Loss

The profit and loss arising from the Investment Assets of MIRAI as a result of management by the Asset Manager shall all be attributable to MIRAI.

Article 40　Payment of Miscellaneous Expenses

1.	MIRAI shall bear taxes on the Investment Assets, miscellaneous expenses incurred by MIRAI’s general administrator, MIRAI’s asset custodian or the Asset Manager in performing administrative services entrusted by MIRAI. MIRAI shall also bear interest arrears or damages pertaining to advances made by such general administrator, the asset custodian or the Asset Manager, upon request for payment thereof.
2.	In addition to the preceding paragraph, MIRAI shall in principle bear the following expenses. The details thereof shall be governed by the provisions of agreements with the general administrator, asset custodian, or the Asset Manager.
(1)	Expenses related to the issuance of investment units and investment equity subscription rights, the issuance of investment corporation bonds, listing, and maintenance of listing of investment units (including expenses associated with the preparation, printing, delivery of certificates and fees for underwriters);
(2)	Expenses for the preparation, printing and submission of securities registration statements, periodic securities reports and extraordinary reports;
(3)	Expenses for the preparation, printing and distribution of prospectuses;
(4)	Expenses for the preparation, printing and distribution of financial statements and asset management reports, etc., as prescribed by laws and regulations (including expenses for submission to supervising government agencies, etc.);
(5)	Expenses for public notice, advertising, IR activities, etc., of MIRAI;
(6)	Fees and expenses paid to professionals (including financial advisors, legal counsels, tax advisors, accounting advisors, real estate appraisers, asset inspections, judicial scriveners, etc.);
(7)	Fees, out-of-pocket expenses, insurance premiums, advances, etc., for executive directors and supervisory directors, fees for accounting auditor and expenses for holding general unitholders meetings and board of directors’ meetings, etc.;

(8)	Expenses for the acquisition and disposal, as well as maintenance and management and operation of the Investment Assets (including expenses related the registration, inspection expenses for due diligence, etc., trust fees and trust expenses, brokerage fees, advertising expenses, administration service costs, damage insurance premiums, maintenance and repair expenses, utilities expenses, etc.);
(9)	Interest on borrowings and on investment corporation bonds, financing fees, underwriting fees, and other assorted expenses;
(10)	Expenses for obtainment and maintenance of ratings of MIRAI;
(11)	Expenses required for the operation of MIRAI; and
(12)	Other expenses ancillary or similar to any of the above items that should be borne by MIRAI.

Article 41　National and Local Consumption Taxes

Except as otherwise prescribed herein, MIRAI shall bear the national and local consumption taxes (hereinafter referred to as the “Consumption Taxes”) levied on the expenses and monies for the management of the Investment Assets and other expenses and monies payable by MIRAI that are subject to taxation under consumption tax law (hereinafter collectively referred to as the “Taxable Items”), and MIRAI shall pay the amount of the Consumption Taxes together with the monies for payment of the relevant Taxable Items. Unless otherwise specified herein, all amounts stated herein are amounts excluding the Consumption Taxes.

Chapter 8　Entrustment of Services and Work

Article 42　Entrustment of Asset Management, Asset Custody and Other Services and Work

1.	Pursuant to the Investment Trust Act, MIRAI shall entrust asset management services to an Asset Manager and asset custody services to an asset custodian. The Asset Manager that will manage the assets of MIRAI shall be Mitsui Bussan & IDERA Partners Co., Ltd.
2.	MIRAI shall also entrust to third parties related work, other than asset management and asset custody services that must be entrusted to third parties under the Investment Trust Act.
3.	Among work to be entrusted after the establishment of MIRAI, with respect to work relating to offerings for investment units and investment corporation bonds to be issued as well as allotment of investment equity subscription rights without contribution by MIRAI, work relating to the title transfer of investment equity subscription rights and investment corporation bonds issued by MIRAI, work relating to the issuance of investment certificates, investment equity subscription rights certificates and investment corporation bonds certificates, work relating to the holders of investment equity subscription rights and investment corporation bondholders and work relating to acquisition of investment units by the Investment Corporation (these refer to the assorted work set forth in the Investment Trust Act Enforcement Ordinance), the board of directors shall determine an agent for the General Administrative Services and execute with such agent a General Administrative Services agreement on the occasion of each such offering or as otherwise necessary.

Implemented as of November 30, 2015

Revised as of January 22, 2016

Revised as of September 9, 2016

Revised as of July 25, 2017

Revised as of May 1, 2019

Revised as of July 24, 2019

MIRAI Corporation

6th Fiscal Period (From November 1, 2018 to April 30, 2019)

I.       Asset management report

II.       Balance Sheet

III.       Statement of Income and Retained Earnings

IV.       Statement of Changes in Net Assets

V.       Note

VI.       Cash Distributions Statement

VII.       Cash Flow Statement (Reference)

I.	Asset management report

1 Overview of Asset Management Performance

(1) Investment Performance of MIRAI Corporation

Fiscal Period		2nd FP From November 1, 2016 To April 30, 2017	3rd FP From May 1, 2017 To October 31, 2017	4th FP From November 1, 2017 To April 30, 2018	5th FP From May 1, 2018 To October 31, 2018	6th FP From November 1, 2018 To April 30, 2019
Operating revenue	(million yen)	2,395	3,375	3,958	4,417	4,959
Operating expenses	(million yen)	1,115	1,713	2,050	2,295	2,427
Operating profit	(million yen)	1,279	1,662	1,907	2,122	2,531
Ordinary profit	(million yen)	1,037	1,520	1,698	1,867	2,270
Profit	(million yen)	1,036	1,520	1,706	1,922	2,271
Total asset	(million yen)	108,422	123,015	117,022	131,772	152,493
(Compared with the previous period) (Note 3)	(％)	(－)	(13.5)	(4.9)	(12.6)	(15.7)
Net asset	(million yen)	52,633	53,293	53,536	61,590	70,854
(Compared with the previous period) (Note 3)	(％)	(－)	(1.3)	(0.5)	(15.0)	(15.0)
Outstanding interest-bearing debt	(million yen)	51,000	64,000	57,500	64,200	74,700
Unitholders’ capital (Note 4)	(million yen)	51,892	51,892	51,892	59,656	69,074
Total number of outstanding investment units	(unit)	293,750	293,750	293,750	339,210	395,410
Net assets per unit (Note 5)	(yen)	179,179	181,424	182,253	181,570	44,797
Total distributions	(million yen)	957	1,520	1,705	1,922	2,271
Distributions per unit	(yen)	3,260	5,175	5,807	5,668	5,745
Distributions of earnings	(yen)	2,524	5,175	5,807	5,668	4,501
Distributions in excess of earnings per unit	(yen)	736	－	－	－	1,244
Ratio of ordinary profit to total assets (Note 6)	(％)	1.9	1.3	1.4	1.5	1.6
Return of equity (Note 6)	(％)	3.9	2.9	3.2	3.3	3.4
Equity ratio at end of period (Note 6)	(％)	48.5	43.3	45.7	46.7	46.5
(Compared with the previous period)	(％)	(40.1)	(5.2)	(2.4)	(1.0)	(0.3)
Payout ratio (Note 6)	(％)	71.5	100.0	100.0	100.0	78.3

(Note 1)	The fiscal period of MIRAI shall be the periods for six months from May 1 to the last day of October of each year and from November 1 to the last day of April of the following year.
(Note 2)	Figures are rounded down while percentage figures are rounded to the nearest tenth, unless otherwise stated.
(Note 3)	“-“ are stated In the case of the increase or the decrease of the Comparison with the previous period is 1,000％ and over.
(Note 4)	Unitholder’s capital is not be considered changes of unitholders’ capital from the distributions in excess of earnings related to allowance for temporary difference adjustments.

(Note 5)	MIRAI Corporation implement a four-for-one investment unit split with May 1, 2019 as effective date. Net assets per unit in the above table shows pro forma per unit information which has been adjusted to reflect the unit split as if it had been effective at the beginning of the 6th fiscal period.

(Note 6) Figures are calculated using the following formula.

Ratio of ordinary profit to total assets	Ordinary profit / ｛(Total assets at beginning of period + Total assets at end of period) /2｝x 100
Return of equity	Profit / ｛(Net assets s at beginning of period + Net assets at end of period) /2｝x 100
Equity ratio at end of period	Net assets at end of period / Total assets at end of period x 100
Payout ratio	Total distributions (excluding distributions in excess of earnings) / Profit x 100

(2) Summary of Operating Results for the Fiscal Period ended April 30, 2019

a) Historical background of MIRAI Corporation

MIRAI Corporation (hereinafter “MIRAI”) was established on December 4, 2015 by Mitsui Bussan & IDERA Partners Co., Ltd. (hereinafter the “Asset Manager”) as the organizer with 150 million yen as investment in capital (750 units) under the Act on Investment Trusts and Investment Corporations of Japan (Act No.198 of 1951, as amended; hereinafter referred to as the “Investment Trust Act”). MIRAI was listed on the Real Estate Investment Trust Securities Market of the Tokyo Stock Exchange (Securities code: 3476) on December 16, 2016. In the fiscal period ended April 30, 2019, MIRAI issued new investment units by public offering and through a third-party allotment on November 2018, the total number of outstanding investment unit is 395,410 units and the number of the properties is 29 (total acquisition price: 145,072 million yen) as of the end of the fiscal period ended April 30, 2019.

MIRAI sets assets located in Three Metropolitan Areas with high density of population as main investment targets, constructs the portfolio around “Core Assets” (Note). Through this approach, MIRAI aims to gain stable cash flow in medium to long term and achieve sustainable growth of unitholders’ values.

(Note) “Core assets” means assets that account for the core of the portfolio of MIRAI. It specifically refers to assets from which MIRAI expects stable rental revenue, including ensurement of at least 80% occupancy rate, in principle (including a case where it can be expected), of traditional investment properties such as office buildings, commercial facilities, hotels, residential facilities and logistics facilities, specifically.

b) Investment Environment and Business Performance

The Japanese economy during the period under review was on a moderate recovery trend due to improvements in employment and the income environment despite some weakness in export and production. In the office leasing market, concerns about the possible oversupply of office buildings in the metropolitan Tokyo area are cooling down and robust expansion needs are projected on the back of strong corporate earnings. As vacancy rates remain at historically low levels, rent levels are on the rise. In cities outside Tokyo, where new supplies are limited, there are some areas where demand and supply environments are much tighter.

For the hotel/commercial facility rental business, the expansion of inbound demand is expected to continue as the number of inbound tourists per month hit a record high in April 2019, topping 10.98 million (government estimate), in addition to the strong business demand in the hotel field. In the commercial field, the consumer price index (announced by the Ministry of Internal Affairs and Communications) has been rising for 28 consecutive months following improvements in the employment environment and there are recent signs of a pickup including a slight increase in retail sales value published by the Ministry of Economy, Trade and Industry.

In such environment, MIRAI acquired 5 properties, “Smile Hotel Naha City Resort” (acquisition price 4,000 million yen), “Smile Hotel Hakataeki-Mae” (acquisition price 3,800 million yen), “Smile Hotel Nagoya-Sakae” (acquisition price 2,950 million yen), “Hotel WBF Yodoyabashi-Minami” (acquisition price 1,750 million yen) and “Rokko Island DC” (acquisition price 8,650 million yen) on November 2018. “Rokko Island DC” is “Industrial Asset” (Note 1) which is the first Growth Asset (New Type Asset) (Note 2) of MIRAI, and the property acquired by support of Mitsui & Co. Group (Note 3) can secure high profitability. The number of the properties is 29 (total acquisition price: 145,072 million yen) that have a total leasable area of 266,654.75㎡, and occupancy ratio is 99.6％ as of the end of the fiscal period ended April 30, 2019.

（Note 1）”Industrial Assets” and “Industrial” mean plants/R&D facilities/data centers that are the foundation of a variety of industrial activities. The same applies hereinafter.

（Note 2） ”Growth assets (new type asset)” are assets by which MIRAI determines that the properties market is expected to expand in the future because acquirers who will become our competitors are limited, although property investment/performance in the properties market are limited compared to core assets.

（Note 3）”Mitsui & Co. Group” refers to a corporate group composed of Mitsui & Co. LTD. (headquartered in Chiyoda-ku, Tokyo; hereinafter “Mitsui & Co.”) and the consolidated subsidiaries and equity-method affiliates of Mitsui & Co.

c) Overview of Financial Activities

In the fiscal period ended April 30, 2019, MIRAI financed 8,965 million yen from the issuance of new investment units (53,500 units) by public offering on November 1, 2018 and 452 million yen from the issuance of new investment units (2,700 units) through a third-party allotment on November 27, 2018. As a result, unitholders’ capital is 69,074 million yen and the number of outstanding investment units is 395,410 units.

Furthermore, MIRAI borrowed 10.5 billion yen for long-term loan on November 1, 2018 as funds for acquisition of 5 real estate trust beneficiaries. As a result, the outstanding amount of loan and investment corporation bonds as of the end of the fiscal period under review totaled 74,700 million yen; 73,700 million yen for long term loan and 1,000 million yen for investment corporation bonds.

MIRAI sets commitment line (maximum amount 3,000 million yen) for the purpose securing flexible and stable finance and building more stronger financial base. (amount of unused as of date of this report 3,000 million yen).

d) Overview of Financial Results and Distribution

As a result of the above, operating revenue amounted to 4,959 million yen, operating profit amounted to 2,531 million yen, ordinary profit amounted to 2,270 million yen, and profit amounted to 2,271 million yen for the fiscal period under review.

Concerning cash distribution, pursuant to the cash distribution policies provided in the Articles of Incorporation of MIRAI, the intention is to have distribution of earnings included in deductible expenses by application of Article 67-15 of the Act on Special Measures Concerning Taxation (Act No. 26 of 1957, as amended; the “Act on Special Measures Concerning Taxation”). Accordingly, the decision was made to distribute 1,779,740,410 yen, which is the entire amount of the earnings provided in Article 136, Paragraph 1 of the Act on Investment Trusts and Investment Corporations but excluding the portion where cash distribution of earnings per unit becomes a fractional amount of less than 1 yen. In addition, the Investment Corporation determined to make distribution in excess of earnings in an amount that it determines as the amount equivalent to the items of deduction from net assets (those provided in Article 2, Paragraph 2, Item 30 (b) of the Ordinance on Accountings of Investment Corporations) with due consideration of the impact of the items of deduction from net assets on cash distribution. Accordingly, in the fiscal period under review, the decision was made to distribute 491,890,040 yen, which is calculated as the amount equivalent to deferred losses on hedges of 491,936,021 yen but excluding the portion where distribution in excess of earnings per unit becomes a fractional amount of less than 1 yen, as distribution attributable to allowance for temporary difference adjustment (those provided in Article 2, Paragraph 2, Item 30 of the Ordinance on Accountings of Investment Corporations). As a result of the above, distribution per unit declared for the fiscal period under review was 5,745 yen.

(3) Status of Issuance of New Investment Units

Changes to Total Number of Investment Units Issued and Outstanding and Total Unitholders’ Equity, net from the establishment of MIRAI through April 30, 2019 are as follows:

Date	Event	Total Number of Outstanding Investment Units (units)		Unitholders’ Capital (thousand yen) (Note 1)		Notes
		Change	Balance	Change	Balance
December 4, 2015	Incorporation through private placement	750	750	150,000	150,000	(Note 2)
December 15, 2016	Capital increase through public offering	293,000	293,750	51,742,335	51,892,335	(Note 3)
May 23, 2018	Capital increase through public offering	43,300	337,050	7,395,250	59,287,585	(Note 4)
June 12, 2018	Capital increase through third-party allotment	2,160	339,210	368,908	59,656,493	(Note 5)
November 1, 2018	Capital increase through public offering	53,500	392,710	8,965,583	68,622,077	(Note 6)
November 27, 2018	Capital increase through third-party allotment	2,700	395,410	452,468	69,074,546	(Note 7)

(Note 1) Fluctuations of total investment arisen from the implementation of distribution in excess of profits related to the allowance for temporary difference adjustments, are not taken into account.

(Note 2) At the incorporation of MIRAI, investment units were issued with an issue price per unit of 200,000 yen

(Note 3) New investment units were issued through a public offering to finance funds for acquiring new properties with an issue price per unit of 183,000 yen (issue value: 176,595 yen).

(Note 4) New investment units were issued through a public offering to finance funds for acquiring new properties with an issue price per unit of 176,962 yen (issue value: 170,791 yen).

(Note 5) New investment units were issued through a third-party allotment with a public offering to finance funds for acquiring new properties with an issue price per unit of 170,791 yen.

(Note 6) New investment units were issued through a public offering to finance funds for acquiring new properties with an issue price per unit of 173,452 yen (issue value: 167,581 yen).

(Note 7) New investment units were issued through a third-party allotment with a public offering to finance funds for acquiring new properties with an issue price per unit of 167,581 yen.

(Note 8) MIRAI implemented a four-for-one investment unit split with April 30, 2019 as record date and May 1, 2019 as effective date, following which the number of investment units issued has become 1,581,640 units.

[Changes in Investment Unit Price at the Tokyo Stock Exchange]

Highest and Lowest price (closing price) of fiscal period at the real estate investment trust securities market of the Tokyo Stock Exchange which MIRAI is listed as follows:

Fiscal Period	2nd FP From November 1, 2016 To April 30, 2017	3rd FP From May 1, 2017 To October 31, 2017	4th FP From November 1, 2017 To April 30, 2018	5th FP From May 1, 2018 To October 31, 2018	6th FP From November 1, 2018 To April 30, 2019
Highest (yen)	177,200	177,000	189,300	198,100	201,600 □48,950
Lowest (yen)	150,100	150,200	165,900	176,200	177,700 □48,200

(Note 1) MIRAI was listed on the Real Estate Investment Trust Securities Market of the Tokyo Stock Exchange on December 16, 2016.

(Note 2) MIRAI implemented a four-for-one investment unit split with May 1, 2019 as effective date. For the 6th Period, investment securities have been traded at investment unit prices after the write-off due to the investment unit split on April 24, 2019 and onward, and the mark indicates investment units after the write-off due to the investment unit split.

(4) Actual Distribution per Unit

Based on the policy stipulated in Article 36-1 of the regulations of MIRAI, the amount of distribution shall exceed the amount equivalent to 90% of the distributable dividend of MIRAI provided in Article 67-15-1 of the Act on Special Measures Concerning Taxation. Based on this policy, MIRAI decided to pay out distributions of profits (excluding dividend in excess of profits) in the amount of 1,779,740,410 yen, which are all amounts of profits prescribed in Article 136-1 of the Act on Investment Trusts and Investment Corporations, excluding fractions less than 1 yen of the distribution per unit.

Moreover, based on the policy on the distribution in excess of profits, as stipulated in Article 36-2 of the regulations of MIRAI, considering the impact on distribution by a deduction in net assets (an item stipulated in Article 2-2-30-b of regulations concerning calculation of investment corporation), there will be distribution in excess of profits, the amount determined by MIRAI, as an amount equivalent to a deduction in net assets. Regarding the period under review, MIRAI decided to distribute 491,890,040 yen to be calculated excluding fractions less than 1 yen of dividend distribution in excess of earnings per unit as a distribution related to allowance for temporary difference adjustments (an item stipulated in Article 2-2-30 of Regulation on Accountings of Investment Corporation) as an amount equivalent to 491,936,021 yen of deferred losses on hedges. As a result, distribution for the period under review will be 2,271,630,450 yen.

Fiscal Period		2nd FP From November 1, 2016 To April 30, 2017	3rd FP From May 1, 2017 To October 31, 2017	4th FP From November 1, 2017 To April 30, 2018	5th FP From May 1, 2018 To October 31, 2018	6th FP From November 1, 2018 To April 30, 2019
Unappropriated retained earnings	(thousand yen)	957,882	1,736,519	1,825,457	1,984,191	2,271,690
Retained earnings brought forward	(thousand yen)	216,457	119,425	61,782	155	491,949
thousand yen	(thousand yen)	957,625	1,520,156	1,705,806	1,922,642	2,271,630
(Distribution per Unit)	(yen)	(3,260)	(5,175)	(5,807)	(5,668)	(5,745)
Total Profit distribution	(thousand yen)	741,425	1,520,156	1,705,806	1,922,642	1,779,740
(Profit distributions per unit)	(yen)	(2,524)	(5,175)	(5,807)	(5,668)	(4,501)
Total Return of capital	(thousand yen)	216,200	－	－	－	491,890

(Return of capital per unit)	(yen)	(736)	(－)	(－)	(－)	(1,244)
Of total return of capital, total distribution from allowance for temporary difference adjustment	(thousand yen)	216,200	－	－	－	491,890
(Of return of capital per unit, total distribution per unit from allowance for temporary difference adjustment)	(yen)	(736)	(－)	(－)	(－)	(1,244)
Of total return of capital, total distribution through reduction in unitholders; capital for tax purpose	(thousand yen)	－	－	－	－	－
(Of total return of capital per unit, total distribution per unit through reduction in unitholders; capital for tax purpose)	(yen)	(－)	(－)	(－)	(－)	(－)

(5) Future Management Policy and Other Issues

a) Future Environment of Portfolio Management

In the office leasing market, there were concerns about the possible oversupply of Class A buildings in the Tokyo metropolitan area. However, the securement has been steadily pursued, and vacant rates are low for the second vacancy to be generated by tenants’ moving out. The concern is expected to be resolved by the expansion of needs of existing tenants. Modest growth is expected for both vacancy rates/rent standards. In particular, the rental environment is expected to remain favorable in areas where the main properties of MIRAI are located, because new supply is limited following skyrocketing construction costs, and choices of tenant companies are limited due to favorable occupancy of competing properties located in the surrounding areas. As for hotels and commercial facilities, since the majority is leased based on a long-term/fixed contract basis, the direct impact on our rental business by the financial results of tenants is immaterial. However, occupancy rates/average room rates of hotels are expected to remain unchanged or increase slightly. We are proceeding with the replacement of tenants in industries affected by e-commerce, therefore the financial results of tenant companies are forecasted to remain strong.

In “Hotel Sunroute Niigata” and “Smile Hotel Naha City Resort”, “Smile Hotel Hakataeki-Mae” and “Smile Hotel Nagoya-Sakae” acquired on November 1, 2018, A mechanism is in place in which rents fluctuate depending on hotel operations and there is room to pursue future upsides.

Finance of interest-bearing debt is generally made long-term and fixed, and MIRAI recognized that the effect of changes of financial environment and interest rates to performance. However, MIRAI will continue healthy financial operations.

b) Future Management Policy and Other Issues

MIRAI has aimed to improve unitholders values with sustainable growth of DPU and strategic portfolio management realized. Through implementation of concrete measures such as strategic replacement of assets and acquisition of Growth Assets, MIRAI recovered investment unit price to a certain level and realized the issuance of new investment units on May and November 2018. In the future, by entering quantitative targets related to DPU, risk diversification and profitability, considering defensive measures to prepare for monetary tightening, setting LTV target more conservative and promoting risk diversification, MIRAI aims to AUM 20 billion yen to improve stability of cash flow.

(6) Significant Events after the Balance Sheet Date

　Split of investment units

MIRAI implemented a four-for-one investment unit split with April 30, 2019 as record date and May 1, 2019 as effective date.

Purpose of the split

MIRAI implemented the split for the purpose of making an environment which enables investors to invest more easily by reducing the investment unit price, which would ultimately broaden MIRAI’s investor base.

Method of the split

MIRAI implemented a four-for-one split of the investment units of MIRAI held by unitholders stated or recorded on the registry of unitholders as of the record date of April 30, 2019.

Number of investment units to be increased through the split

Number of investment units issued and outstanding before the split:	395,410 units
Number of investment units to be increased through the split:	1,186,230 units
Number of investment units issued and outstanding after the split:	1,581,640 units
Number of investment units authorized after the split:	20,000,000 units

Please refer to Per Unit Information for each number per unit in a case that assumes investment units are split at the beginning of the period under review.

2 Overview of the Investment Corporation

(1) Overview of the Unitholders’ Equity

Fiscal Period		2nd FP (April 30, 2017)	3rd FP (October 31, 2017)	4th FP (April 30, 2018)	5th FP (October 31, 2018)	6th FP (April 30, 2019)
Total number of investment units that the Investment Corporation is authorized to issue	(unit)	5,000,000	5,000,000	5,000,000	5,000,000	5,000,000
Total number of investment units issued and outstanding	(unit)	293,750	293,750	293,750	339,210	395,410
Unitholders’ capital	(millime yen)	51,892	51,892	51,892	59,656	69,074
Number of unitholders	(person)	18,873	17,053	16,450	18,256	20,075

(2) Overview of the Unitholders

　The major 10 unitholders who Ratio of number of units owned to total number of units issued is high as of April 30, 2019 is as follows

Principal unitholders	Number of units owned (units)	Ratio of number of units owned to total number of units issued (％)
The Master Trust Bank of Japan, Ltd. (trust account)	52,572	13.30
Japan Trustee Services Bank, Ltd. (trust account)	42,229	10.68
The Nomura Trust and Banking Co., Ltd. (investment trust account)	14,737	3.73
Mizuho Trust & Banking Co., Ltd.	9,419	2.38
Morgan Stanley MUFG Securities Co., Ltd.	6,181	1.56
Trust & Custody Services Bank, Ltd. (securities investment trust account)	5,977	1.51
Mitsui & Co. Asset Management Holdings Ltd.	5,000	1.26
IDERA Capital Management Ltd.	5,000	1.26
The Hachijuni Bank, Ltd.	4,308	1.09
Hiroshi Shimo	3,980	1.01
Total	149,403	37.78

(3) Overview of the Directors

a) The members of the board of directors as of the end of the fiscal period under review is as follows

Position	Name	Concurrent post (Note 1)	Total fees paid during the ninth fiscal period (thousand yen)
Executive Director	Michio Suganuma	Representative Director, President of Mitsui Bussan & Idera Partners Co., Ltd.	－
Supervisory Director	Takehiko Negishi	Wanderfalke Law Office Lawyer	3,696
	Hidetomo Nishii	CEO of Accel Partners, Inc. Certified Public Accountant Tax Accountant
Accounting Auditor	Ernst & Young ShinNihon LLC	－	9,300

(Note 1) Executive director or supervisory directors do not own investment units issued by MIRAI under their name or other third parties’ name.

(note 2) Supervisory directors may be appointed as a director of other companies but such companies are not related party to MIRAI.

b) Policy for Determining Dismissal or Refusal of Reappointment of Auditors

The Board of Directors of MIRAI will determine whether to dismiss an auditor in accordance with the provisions of the Investment Trusts Act and will determine whether to refuse reappointment by comprehensively considering the quality of the auditing, the amount of remuneration for the auditing and various other factors.

(4) Asset manager, Custodian, and General Administrators

The asset manager, custodian and general administrators for MIRAI as of April 30, 2019 are as follows;

Names
Asset manager	Mitsui Bussan & IDERA Partners Co., Ltd.
Custodian	Sumitomo Mitsui Trust Bank, Limited
General administrator (transfer agent)	Sumitomo Mitsui Trust Bank, Limited
General administrator (operation)	Mizuho Trust & Banking Co., Ltd.
General administrator (accounting)	Heiseikaikeisha Tax Corporation
General administrator (investment corporation bonds)	Sumitomo Mitsui Trust Bank, Limited

3 Overview of Investment Assets

(1) Status of Investment

　MIRAI’s investment assets as of the end of the fiscal period under review is as follows

Type of Assets	Asset Type	5th FP As of October 31, 2018		6th FP As of April 30, 2019
		Total Amount Held (million yen)	Percentage to Total Assets (％)	Total Amount Held (million yen)	Percentage to Total Assets (％)
Entrusted Real Estate	Office	80,936	61.4	80,923	53.1
	Retail	27,746	21.1	27,721	18.2
	Hotel	17,004	12.9	29,630	19.4
	Industrial	－	－	8,697	5.7
Total Entrusted Real Estate		125,687	95.4	146,973	96.4
Deposits and Other Assets		6,084	4.6	5,519	3.6
Total Assets		131,772	100.0	152,493	100.0

(Note) Total amount held is based on the balance sheet carrying amount as of the end of the fiscal period (book value less depreciation in the case of entrusted real estate).

(2) Major Investment Assets

The table below shows MIRAI’s major investment asset (top 10 of the book value) as of April 30, 2019.

Name of property	Book value (million yen)	Rentable area (㎡) (Note 1)	Rented area (㎡) (Note 2)	Occupancy ratio (％) (Note 3)	Percentage to total real estate rental revenues (％)	Main Usage
Kawasaki Tech Center	23,650	22,737.07	22,162.89	97.5	18.4	Office
Shinagawa Seaside Park tower	20,242	22,205.77	22,205.77	100.0	14.6	Office
Tokyo Front Terrace	10,728	9,692.94	9,692.94	100.0	6.6	Office
Shinjuku Eastside Square	9,987	5,774.45	5,478.72	94.9	4.5	Office
AEON Kasai	9,459	28,338.45	28,338.45	100.0	Not disclosed (Note 4)	Retail
MI Terrace Nagoya- Fushimi	8,980	11,625.38	11,625.38	100.0	5.9	Office
Rokko Island DC	8,697	16,834.36	16,834.36	100.0	Not disclosed (Note 4)	Industrial
MIUMIU Kobe	6,890	874.03	874.03	100.0	3.3	Retail
Mi-Nara	4,954	72,944.41	72,944.41	100.0	10.6	Retail
Smile Hotel Naha City Resort	4,031	9,698.44	9,698.44	100.0	2.7	Hotel
Total	107,622	200,725.30	199,855.39	99.6	77.5

(Note 1) “Rentable area”, the area that is rentable based on the lease agreement or the building drawing of the building pertaining to each asset. In case of land asset, the area of the land is listed. However, the number of tenants of incidental areas such as parking lots and warehouses is not included. For Mi-Nara, rentable area is based on the registered area, the subject in the master lease contract.

(Note 2) “Rented area” indicates the total area of the actual lease for each property. In case of land asset, the area of the land is listed. However, the number of tenants of incidental areas such as parking lots and warehouses is not included. For Mi-Nara, rentable area is based on the registered area, the subject in the master lease contract.

(Note 3) “Occupancy ratio” = Rented area / Rentable area; rounded to one decimal place.

(Note 4) Not disclosed due to the absence of tenants’ consents.

(3) Details of Investment in Real Estate and Real Estate Related Assets

The table below shows the Investment Corporation’s entrusted real estate and real estate related assets as of April 30, 2019.

Name of Property	Location (Note 1)	Holding method	Rentable Area (㎡) (Note 2)	Book Value at End of Period (million yen)	Appraisal Value at End of Period (million yen) (Note 3)
Shinagawa Seaside Park tower	4-12-4, Higashishinagawa, Shinagawa-ku, Tokyo	Trust beneficiaries	22,205.77	20,242	21,175
Kawasaki Tech Center	580-16, Horikawa-cho, Saiwai-ku, Kawasaki-shi, Kanagawa	Trust beneficiaries	22,737.07	23,650	24,100
Shinjuku Eastside Square	6-27-30, Shinjuku, Shinjuku-ku, Tokyo	Trust beneficiaries	5,774.45	9,987	10,450
Tokyo Front Terrace	2-3-14, Higashishinagawa, Shinagawa-ku, Tokyo	Trust beneficiaries	9,692.94	10,728	10,893
Hillcoat Higashi- Shinjuku	2-2-15, Kabuki-cho, Shinjuku-ku, Tokyo	Trust beneficiaries	3,169.16	4,013	3,970
NipponHommachi Building	2-4-6, Minami Hommachi, Chuo-ku, Osaka-shi, Osaka	Trust beneficiaries	2,551.43	1,567	1,570
MI Terrace Nagoya- Fushimi	1-10-1, Nishiki, Naka-ku, Nagoya-shi, Aichi	Trust beneficiaries	11,625.38	8,980	9,830
Orico Hakataeki Minami Building	3-7-30, Hakataeki-minami, Hakata-ku, Fukuoka-shi, Fukuoka	Trust beneficiaries	2,845.60	1,752	1,800
MIUMIU Kobe	18-1, Akashi-cho, Chuo-ku, Kobe-shi, Hyogo	Trust beneficiaries	874.03	6,890	7,370
Shibuya World East Building	1-23-18, Shibuya, Shibuya-ku, Tokyo	Trust beneficiaries	1,672.09	3,337	4,090
AEON Kasai	3-9-19, Nishi-Kasai, Edogawa-ku, Tokyo	Trust beneficiaries	28,338.45	9,459	9,580
MEGA Don Quijote Izumi- Chuo (Note 4)	5-6-17, Ibukino, Izumi-shi, Osaka	Trust beneficiaries	6,891.87	3,080	2,580
Hotel Sunroute Niigata	1-11-25, Higashi-Odori, Chuo-ku, Niigata-shi, Niigata	Trust beneficiaries	8,254.80	2,210	2,290
Daiwa Roynet Hotel Akita	2-2-41, Omachi, Akita-shi, Akita	Trust beneficiaries	7,439.36	2,005	2,230
Super Hotel Sendai/Hirose-dori	2-9-23, Aoba, Sendai-shi, Miyagi	Trust beneficiaries	3,283.95	1,272	1,570
Super Hotel Osaka/Tennoji	2-3-3, Osaka, Tennoji-ku, Osaka-shi, Osaka	Trust beneficiaries	2,486.39	1,263	1,580
Super Hotel Saitama/Omiya	1-12-6, Sakuragi-cho, Omiya-ku, Saitama-shi, Saitama	Trust beneficiaries	2,946.55	1,106	1,230
Super Hotel Kyoto/Karasumagojo	396-3, Osaka-cho, Gojo-sagaru, Karasuma-dori, Shimogyo-ku, Kyoto-shi, Kyoto	Trust beneficiaries	2,144.02	1,031	1,290
Comfort hotel Shin- Yamaguchi	1255-1, Shimogou, Ogori, Yamaguchi-shi, Yamaguchi	Trust beneficiaries	2,999.01	894	960
Ise City Hotel Annex	2-5-11, Fukiage, Ise-shi, Mie	Trust beneficiaries	4,099.31	1,875	1,840

Comfort Hotel Kitakami	a. (Hotel) 1-2-1, Kawagishi, Kitakami-shi, Iwate b. (Retail Store) 1-2-8, Kawagishi, Kitakami-shi, Iwate	Trust beneficiaries	2,961.06	844	843
Comfort Hotel Nagano	1-12-4, Minami-chitose, Nagano-shi, Nagano	Trust beneficiaries	1,921.45	642	600
Hotel Wing International Select Ueno/Okachimachi	2-18-4, Higashi-ueno, Taito-ku, Tokyo	Trust beneficiaries	3,079.33	3,862	4,130
Smile Hotel Naha City Resort	2-32-1, Kume, Naha-shi, Okinawa	Trust beneficiaries	9,698.44	4,031	4,330
Smile Hotel Hakataeki- Mae	3-8-18, Hakataeki-mae, Hakata-ku, Fukuoka-shi, Fukuoka	Trust beneficiaries	2,432.72	3,838	3,910
Smile Hotel Nagoya-Sakae	4-10-5, Sakae, Naka-ku, Nagoya-shi, Aichi	Trust beneficiaries	2,909.20	2,984	3,120
Hotel WBF Yodoyabashi- Minami	3-1-6, Hirano-machi, Chuo-ku, Osaka-shi, Osaka	Trust beneficiaries	1,842.15	1,768	1,960
Mi-Nara	1-3-1, Nijo Oji Minami, Nara-shi, Nara	Trust beneficiaries	72,944.41	4,954	5,520
Rokko Island DC	6-2-12, Koyo-cho-Nishi, Higashinada-ku, Kobe-shi, Hyogo	Trust beneficiaries	16,834.36	8,697	8,880
Total			266,654.75	146,973	153,692

(Note 1) “Address” shows the residence indication of the properties.

(Note 2) “Rentable area”, the area that is rentable based on the lease agreement or the building drawing of the building pertaining to each asset. In case of land asset, the area of the land is listed. However, the number of tenants of incidental areas such as parking lots and warehouses is not included. If asset is a co-ownership or quasi-coownership, it is calculated based on the proportion of ownership. “Mi-Nara” is total floor area on the register, subject to master lease agreement.

(Note 3) “Appraisal value at End of Period” represents the appraisal value by Daiwa Real Estate Appraisal Co., Ltd., JLL Morii Valuation & Advisory K.K., Japan Real Estate Institute and Japan Valuers Co., Ltd. based on Article of Incorporation of MIRAI or the Rules for Accounting of MIRAI and rules stipulated by the Investment Trusts Association, Japan.

(Note 4) “The name of property” was changed from “Daiki Izumi-Chuo” to “MEGA Don Quijote Izumi-Chuo” on February 1, 2019. The same shall apply hereinafter.

The table below shows the leasing status of the real estate and real estate related assets of MIRAI.

Name of Property	5th FP From May 1, 2018 to October 31, 2018				6th FP From November 1, 2018 to April 30, 2019
	Total Number of Tenants (Note 1)	Occupancy Ratio (％) (Note 1) (Note 2)	Real Estate Rental Revenues (million yen) (Note 3)	Percentage to Total Real Estate Rental Revenues (％)	Total Number of Tenants (Note 1)	Occupancy Ratio (％) (Note 1) (Note 2)	Real Estate Rental Revenues (million yen) (Note 3)	Percentage to Total Real Estate Rental Revenues (％)
Shinagawa Seaside Praktower	23	100.0	756	17.1	23	100.0	726	14.6
Kawasaki Tech Center	22	94.8	972	22.0	26	97.5	913	18.4
Shinjuku Eastside Square	40	100.0	249	5.6	39	94.9	222	4.5
Tokyo Front Terrace	23	100.0	321	7.3	22	100.0	326	6.6
Hillcoat Higashi- Shinjuku	6	100.0	74	1.7	6	100.0	92	1.9
Nippo Hommachi Building	36	92.0	54	1.2	37	97.3	52	1.1
MI Terrace Nagoya- Fushimi	9	100.0	247	5.6	9	100.0	294	5.9
Orico Hakataeki Minami Building	1	100.0	Not disclosed (Note 4)	Not disclosed (Note 4)	1	100.0	Not disclosed (Note 4)	Not disclosed (Note 4)
MIUMIU Kobe	1	100.0	162	3.7	1	100.0	162	3.3
Shibuya World East Building	8	100.0	87	2.0	8	100.0	76	1.5
AEON Kasai	1	100.0	Not disclosed (Note 4)	Not disclosed (Note 4)	1	100.0	Not disclosed (Note 4)	Not disclosed (Note 4)
MEGA Don Quijote Izumi-Chuo	1	100.0	Not disclosed (Note 4)	Not disclosed (Note 4)	1	100.0	Not disclosed (Note 4)	Not disclosed (Note 4)
Hotel Sunroute Niigata	2	100.0	72	1.6	2	100.0	83	1.7
Daiwa Roynet Hotel Akita	1	100.0	69	1.6	1	100.0	69	1.4
Super Hotel Sendai/Hirose-dori	1	100.0	44	1.0	1	100.0	44	0.9
Super Hotel Osaka/Tennoji	1	100.0	37	0.9	1	100.0	37	0.8
Super Hotel Saitama/Omiya	1	100.0	35	0.8	1	100.0	35	0.7

Name of Property	5th FP From May 1, 2018 to October 31, 2018				6th FP From November 1, 2018 to April 30, 2019
	Total Number of Tenants (Note 1)	Occupancy Ratio (％) (Note 1) (Note 2)	Real Estate Rental Revenues (million yen) (Note 3)	Percentage to Total Real Estate Rental Revenues (％)	Total Number of Tenants (Note 1)	Occupancy Ratio (％) (Note 1) (Note 2)	Real Estate Rental Revenues (million yen) (Note 3)	Percentage to Total Real Estate Rental Revenues (％)
Super Hotel Kyoto/Karasumagojo	1	100.0	31	0.7	1	100.0	31	0.6
Comfort Hotel Shin- Yamaguchi	1	100.0	30	0.7	1	100.0	30	0.6
Ise City Hotel Annex	1	100.0	Not disclosed (Note 4)	Not disclosed (Note 4)	1	100.0	Not disclosed (Note 4)	Not disclosed (Note 4)
Comfort Hotel Kitakami	2	100.0	Not disclosed (Note 4)	Not disclosed (Note 4)	2	100.0	Not disclosed (Note 4)	Not disclosed (Note 4)
Comfort Hotel Nagano	1	100.0	Not disclosed (Note 4)	Not disclosed (Note 4)	1	100.0	Not disclosed (Note 4)	Not disclosed (Note 4)
Hotel Wing International Select Ueno/Okachimachi	1	100.0	Not disclosed (Note 4)	Not disclosed (Note 4)	1	100.0	Not disclosed (Note 4)	Not disclosed (Note 4)
Smile Hotel Naha City Resort	－	－	－	－	1	100.0	133	2.7
Smile Hotel Hakataeki-Mae	－	－	－	－	1	100.0	87	1.8
Smile Hotel Nagoya- Sakae	－	－	－	－	1	100.0	62	1.3
Hotel WBF Yodoyabashi-Minami	－	－	－	－	1	100.0	Not disclosed (Note 4)	Not disclosed (Note 4)
Mi-Nara	1	100.0	549	12.4	1	100.0	524	10.6
Rokko Island DC	－	－	－	－	1	100.0	Not disclosed (Note 4)	Not disclosed (Note 4)
Total	185	99.4	4,417	100.0	193	99.6	4,959	100.0

(Note 1) Figures are as of the end of each fiscal period.

(Note 2) “Occupancy ratio” = Rented area / Rentable area; rounded to one decimal place.

(Note 3) “Real Estate Lease Revenues” refers to lease revenues of the fiscal period under review of each properties, rounded down to the nearest million yen.

(Note 4) Not disclosed due to the absence of tenants’ consents.

(4) Details of Amount of Money Defined in Specified Transactions Contract Derivatives and Market Value

Details of amount of money defined in specified transactions contract derivatives and market value as April 30, 2019 is as follows.

Category	Transaction	Amount described in transaction contract (thousand yen) (Note 1)		Market value (thousand yen) (Note 2)
			More than 1 year
Transaction other than market place transaction	Interest rate swap transaction floating rate receivable/fixed rate payable	50,000,000	50,000,000	(491,936)

(Note 1) The amount described in transaction contract is based on estimated principal amount.

(Note 2) Market value is calculated by the price which was presented by financial institutions.

(5) Detail of Other Assets

The details of trust beneficiary interests which MIRAI owns are described in above (3) and there are no other assets as the end of the fiscal period under review.

(6) Details of Investment Asset in Overseas

There is no real estate investment asset located outside Japan.

4 Capital Expenditure

(1) Future Plan for Capital Expenditure

The following table summarizes the major capital expenditure plan associated with renovation scheduled in the fiscal period ended of October 2019 as of the end of the fiscal period under review for real estate and entrusted real estate held by MIRAI as of the said date. Estimated construction cost includes the amounts to be expensed for accounting purpose.

Name of Property (Location)	Purpose	Planned Period	Estimated Construction Cost (Thousand yen)
			Total Amount	Paid During the Period	Total Amount Paid
Kawasaki Tech Center (Kawasaki-shi, Kanagawa)	Inspection of emergency power generation facility, etc.	From May 2019 to October 2019	133,256	－	－
Shinagawa Seaside Praktower (Shinagawa-ku, Tokyo)	Adjustment of air conditioner, etc.	From May 2019 to October 2019	44,729	－	－
Mi-Nara (Nara-shi, Nara)	Renovation of equipment, etc.	From May 2019 to October 2019	40,000	－	－
Hotel Sunroute Niigata (Niigata-shi, Niigata)	Construction of sprinkler, etc.	From May 2019 to October 2019	30,788	－	－
Others	－	－	45,160	－	－
Total			293,935	－	－

(2) Capital Expenditure Incurred

The following table summarizes the major construction to real estate and entrusted real estate held as of the end of the fiscal period under review by MIRAI that resulted in capital expenditures for the current period. Capital expenditures for the current period amounted to 462,612 thousand yen. The total construction costs amounted to 529,460 thousand yen; including repair and maintenance of 66,847 thousand yen that was accounted for as an expense in the current period.

Name of Property (Location)	Purpose	Planned Period	Construction Cost (thousand yen）
Kawasaki Tech Center (Kawasaki-shi, Kanagawa)	9th floor construction to turn it into an office, renewal of air conditioner, etc.	From October 2018 to April 2019	172,725
Hotel Sunroute Niigata (Niigata-shi, Niigata)	Renewal of air conditioner, etc.（Note）	From November 2018 to April 2019	75,913
Shibuya World East Building (Shibuya-ku, Tokyo)	Renewal of elevator, construction of façade, etc.	From October 2018 to March 2019	45,155
Comfort Hotel Nagano (Nagano-shi, Nagano)	Renewal of air conditioner, etc.	From February 2019 to April 2019	38,650
Others	－	－	130,168
Total			462,612

 (Note) As for assets acquired using national subsidies, reduced-value entry applies.

(3) Reserved Amount for Long-Term Repairs Plan

Not applicable

5 Expenses and Liabilities

(1) Details of Expenses Related to Asset Management

(thousand yen)

Item	5th FP From May 1, 2018 to October 31, 2018	6th FP From November 1, 2018 to April 30, 2019
Asset Management Fee (Note)	326,754	364,770
Fee for custodian	5,708	7,041
Fee for general administrator	12,790	14,556
Director’s Compensation	3,696	3,696
Other expenses	36,509	38,320
Total	385,459	428,385

(Note) In addition to the above amount, asset management fees include fees related to property acquisition that are included in book values of individual properties: 142,860,000 yen for the 5th Period and 211,500,000 yen for the 6th Period.

(2) Details of the Borrowings

The following table shows details of the Borrowings as of April 30, 2019 are as follows.

Classification	Lender	Date of the borrowings	Balance at the beginning of the period (million yen)	Balance at the end of the period (million yen)	Average interest rate (Note 1) (Note 2)	Payment due	Payment Method	Use	Security
Long-term Borrowings	Sumitomo Mitsui Banking Corporation	December 16, 2016	7,500	7,500	0.74500％	November 30, 2026	Bullet Payment	(Note 3)	Unsecured/ Non- Guaranteed
	Resona Bank, Ltd.	December 16, 2016	500	500	0.74500％	November 30, 2026
	Sumitomo Mitsui Banking Corporation	December 16, 2016	6,500	6,500	0.49960％	November 30, 2023
	Resona Bank, Ltd.	December 16, 2016	1,500	1,500	0.49960％	November 30, 2023
	The Bank of Fukuoka, Ltd.	December 16, 2016	2,000	2,000	0.49960％	November 30, 2023
	Sumitomo Mitsui Trust Bank, Limited	December 16, 2016	5,000	5,000	0.59470％	November 29, 2024
	Sumitomo Mitsui Trust Bank, Limited	December 16, 2016	5,000	5,000	0.37250％	November 30, 2022
	Shinsei Bank, Ltd.	December 16, 2016	2,000	2,000	0.37250％	November 30, 2022
	Development Bank of Japan Inc.	December 16, 2016	2,000	2,000	0.62125％	November 30, 2023
	Mizuho Bank, Ltd.	December 16, 2016	10,000	10,000	0.37000％	November 30, 2021
	Mizuho Trust & Banking Corporation	April 28, 2017	2,000	2,000	0.45000％	April 30, 2024
	Sumitomo Mitsui Trust Bank, Limited	October 26, 2017	2,000	2,000	0.54375％	July 31, 2025
	Shinsei Bank, Ltd.	October 26, 2017	1,000	1,000	0.54375％	July 31, 2025

The Nanto Bank, Ltd	October 26, 2017	1,000	1,000	0.54375％	July 31, 2025
Resona Bank, Ltd.	October 26, 2017	1,000	1,000	0.70900％	July 30, 2027
Sumitomo Mitsui Banking Corporation	October 31, 2017	4,000	4,000	0.72750％	October 29, 2027
The Bank of Fukuoka, Ltd.	October 31, 2017	1,000	1,000	0.72750％	October 29, 2027
Shinsei Bank, Ltd.	March 1, 2018	1,000	1,000	0.57350％	January 30, 2026
Resona Bank, Ltd.	March 1, 2018	500	500	0.57350％	January 30, 2026
Mizuho Bank, Ltd.	March 1, 2018	1,000	1,000	0.48000％	January 31, 2024
Sumitomo Mitsui Banking Corporation	May 15, 2018	2,000	2,000	0.52770％	April 30, 2025
Mizuho Bank, Ltd.	May 15, 2018	1,500	1,500	0.56000％	April 30, 2025
MUFG Bank, Ltd.	June 1, 2018	1,500	1,500	0.31000％	April 30, 2021
Mizuho Trust & Banking Corporation	August 1, 2018	1,700	1,700	0.62000％	July 31, 2028
Mizuho Bank, Ltd.	November 1, 2018	－	2,500	0.68000％	October 30, 2026
Sumitomo Mitsui Banking Corporation	November 1, 2018	－	3,000	0.56800％	October 31, 2025
Sumitomo Mitsui Trust Bank, Limited	November 1, 2018	－	2,500	0.42180％	October 31, 2023
Shinsei Bank, Ltd.	November 1, 2018	－	1,000	0.42180％	October 31, 2023
MUFG Bank, Ltd.	November 1, 2018	－	1,500	0.32000％	October 29, 2021
Subtotal		63,200	73,700
Total	63,200	73,700

(Note 1) The average interest rate indicates a weighted-average according to the number of days during the period.

(Note 2) Interest rate swaps are traded with the aim to avert interest rate fluctuation risk. Interest rates are indicated taking into account the effects of interest rate swaps (fixation of interest rate).

(Note 3) All proceeds were used to fund acquisition of trust beneficiary interests in real estate, refinancing borrowing and working capital, etc.

(3) Investment Corporation Bonds

　The following table shows details of investment corporation bonds as of April 30, 2019 are as follows.

Name	Issue date	Balance at the beginning of the period (million yen)	Balance at the end of the period (million yen)	Coupon Rate	Redemption date	Redemption Method	Use	Security
First Series Unsecured Investment Corporation Bonds	July 26, 2018	1,000	1,000	0.640％	July 26, 2028	Bullet Payment	Repayment of loan	(Note)
Total		1,000	1,000

(Note) Special conditions regarding the same rank among investment corporation bonds are attached.

(4) Details of Short-term Investment Corporation Bonds

　Not applicable

(5) New Unit Acquisition Rights

　Not applicable

6 Status of Purchase and Disposal of Assets during the Fiscal Period under Review

(1) Purchase and Disposals of Real Estate and etc., Asset Backed Securities, etc., Infrastructure Asset, etc., Infrastructure

Name of the property	Acquisition		Disposition
	Acquisition date	Acquisition price (million yen)（Note）	Disposition date	Disposition price (million yen)	Book value (million yen)	Profit/Loss (million yen)
Smile Hotel Naha City Resort	November 1, 2018	4,000	－	－	－	－
Smile Hotel Hakataeki-Mae	November 1, 2018	3,800	－	－	－	－
Smile Hotel Nagoya-Sakae	November 1, 2018	2,950	－	－	－	－
Hotel WBF Yodoyabashi-Minami	November 1, 2018	1,750	－	－	－	－
Rokko Island DC	November 1, 2018	8,650	－	－	－	－
Total	－	21,150	－	－	－	－

(Note) Acquisition price does not include consumption tax and cost regarding acquisition.

(2) Purchase and Disposal of Other Assets

　Not applicable

(3) Investigation of the Appraisal Value and Price of Specified Assets

a) Real Estate Assets etc.

Acquisition or disposition	Name of the property	Transaction date	Asset type	Acquisition price or disposition price (million yen)	Appraisal value (million yen)	Appraiser	As of
Acquisition	Smile Hotel Naha City Resort	November 1, 2018	Trust Beneficiaries	4,000	4,230	Daiwa Real Estate Appraisal Co., Ltd.	July 31, 2018
	Smile Hotel Hakataeki-Mae	November 1, 2018	Trust Beneficiaries	3,800	3,910	Daiwa Real Estate Appraisal Co., Ltd.	July 31, 2018
	Smile Hotel Nagoya-Sakae	November 1, 2018	Trust Beneficiaries	2,950	3,120	Daiwa Real Estate Appraisal Co., Ltd.	July 31, 2018
	Hotel WBF Yodoyabashi-Minami	November 1, 2018	Trust Beneficiaries	1,750	1,960	JLL Morii Valuation & Advisory K.K.	July 31, 2018
	Rokko Island DC	November 1, 2018	Trust Beneficiaries	8,650	8,710	Japan Valuers Co., Ltd.	July 31, 2018

(Note 1) Appraisal of properties, etc., relating to specified assets that are required for appraisal based on Article 201-1 of the Act on Investment Trusts and Investment Corporations are conducted based on “Appraisal on prices of real estate to be securitized,” Chapter 3 of itemized discussion, Real Estate Appraisal Standards. MIRAI receives notice of the results of the appraisals.

(Note 2) Acquisition price does not include consumption tax and cost regarding acquisition.

b) Others

　Not applicable

(4) Transaction Involving Related Parties

a) Purchase Transaction Involving Related Parties

Classification	Transaction price
	Acquisition price	Disposition price
Amount	21,150 million yen	－million yen
Composition of transaction involving related parties（Note）
TMK Rokko Investment (Specific Purpose Company)	8,650 million yen（40.9％）	－million yen（－％）
Total	8,650 million yen（40.9％）	－million yen（－％）

(Note) Related parties refer to the interested persons, etc., of asset management companies that have concluded an asset management agreement with MIRAI, as prescribed in Article 123 of the Enforcement Order for the Investment Trusts and Investment Corporations Law and Article 26-27 of regulations concerning asset management reports related to investment trusts and investment corporations of the Investment Trusts Association, Japan.

b) Amount of Commission Fee, etc.

Not applicable

(5) Transactions with Asset Management Company regarding Subsidiary Business Managed by Such Asset Management Company

　As the end of fiscal period under review, the Asset Management Company conducts Building Lots and Building Transaction Business as its subsidiary business. However, there are no transactions with regards to such subsidiary business.

7 Status of Accounting

(1) Assets, Liabilities, Net Assets, and Profit/Loss etc.

　Please refer to “Ⅱ Balance Sheets”, “Ⅲ Statements of Income”, “Ⅳ Statements of Changes in Net Assets”, “Ⅴ Statements of Cash Distributions” and “Ⅵ Notes to Financial Statements”.

(2) Changes in Calculation Method of Depreciation

　Not applicable

(3) Changes in Valuation Method for Reals Estate etc. and Infrastructure Assets etc.

　Not applicable

8 Disclosure regarding In-House Investment Trust Beneficiary Interests

Not applicable

9 Disclosure regarding Affiliated Foreign Real Estate Companies

　Not applicable

10 Disclosure regarding Real Estate Owned by Affiliated Foreign Real Estate Companies

　Not applicable

11 Others

(1) Notices

a) General Meeting of Unitholders

　Not applicable

b) Board of the Directors of MIRAI

　Not applicable

(2) Rounding Method for Amount of Money and Ratios Described in this Document

　Unless otherwise specified, amount of money is rounded down to the nearest units and ratios are rounded off to one decimal place.

II.	Balance Sheet

			(Thousands of yen)
	(For reference) Fiscal period ended October 31, 2018		Fiscal period ended April 30, 2019
Assets
Current assets
Cash and deposits		2,958,159		2,227,890
Cash and deposits in trust		2,264,410		2,327,433
Operating accounts receivable		148,462		165,692
Prepaid expenses		97,626		121,030
Consumption taxes receivable		151,742		230,350
Other		355		113
Total current assets		5,620,756		5,072,510
Non-current assets
Property, plant and equipment
Buildings in trust	＊1	27,930,029	＊1	33,316,557
Accumulated depreciation		(1,361,585)		(1,897,328)
Buildings in trust, net		26,568,444		31,419,228
Structures in trust		179,399		331,851
Accumulated depreciation		(21,886)		(31,625)
Structures in trust, net		157,513		300,226
Machinery and equipment in trust		144,463		186,524
Accumulated depreciation		(19,853)		(25,861)
Machinery and equipment in trust, net		124,610		160,663
Tools, furniture and fixtures in trust	＊1	19,846	＊1	26,404
Accumulated depreciation		(2,041)		(3,812)
Tools, furniture and fixtures in trust, net		17,805		22,592
Land in trust		98,819,428		115,070,938
Total property, plant and equipment		125,687,800		146,973,649
Intangible assets
Software		1,974		1,654
Other		231		231
Total intangible assets		2,206		1,886
Investments and other assets
Long-term prepaid expenses		369,171		364,910
Deferred tax assets		7		11
Guarantee deposits		10,900		11,006
Other		69,360		58,165
Total investments and other assets		449,440		434,092
Total non-current assets		126,139,447		147,409,628
Deferred assets
Investment corporation bond issuance costs		11,802		11,191
Total deferred assets		11,802		11,191
Total assets		131,772,006		152,493,331

III.	Statement of Income and Retained Earnings

			(Thousands of yen)
	(For reference) Fiscal period ended October 31, 2018		Fiscal period ended April 30, 2019
Liabilities
Current liabilities
Operating accounts payable		405,396		338,833
Distribution payable		13,170		13,466
Accounts payable - other		385,087		409,858
Accrued expenses		909		5,318
Income taxes payable		760		839
Advances received		532,255		607,961
Deposits received		3,284		591
Total current liabilities		1,340,864		1,376,869
Non-current liabilities
Investment corporation bonds		1,000,000		1,000,000
Long-term loans payable		63,200,000		73,700,000
Tenant leasehold and security deposits in trust		4,640,654		5,070,225
Derivatives liabilities		－		491,936
Total non-current liabilities		68,840,654		80,262,161
Total liabilities		70,181,519		81,639,030
Net assets
Unitholders' equity
Unitholders' capital		59,656,493		69,074,546
Deduction from unitholders' capital
Allowance for temporary difference adjustments	＊4	(61,393)	＊4	－
Total deduction from unitholders' capital		(61,393)		－
Unitholders' capital, net		59,595,100		69,074,546
Surplus
Unappropriated retained earnings (undisposed loss)		1,984,191		2,271,690
Total surplus		1,984,191		2,271,690
Total unitholders' equity		61,579,291		71,346,236
Valuation and translation adjustments
Deferred gains or losses on hedges		11,195		(491,936)
Total valuation and translation adjustments		11,195		(491,936)
Total net assets	＊3	61,590,487	＊3	70,854,300
Total liabilities and net assets		131,772,006		152,493,331

IV.	Statement of Income and Retained Earnings

			(Thousands of yen)
	(For reference) Fiscal period ended October 31, 2018		Fiscal period ended April 30, 2019
Operating revenue
Lease business revenue	＊1	3,256,490	＊1	4,023,601
Other lease business revenue	＊1	1,160,808	＊1	935,741
Total operating revenue		4,417,298		4,959,342
Operating expenses
Expenses related to rent business	＊1	1,909,732	＊1	1,999,495
Asset management fee		326,754		364,770
Asset custody fee		5,708		7,041
Administrative service fees		12,790		14,556
Directors' compensations		3,696		3,696
Other operating expenses		36,509		38,320
Total operating expenses		2,295,191		2,427,880
Operating profit		2,122,106		2,531,462
Non-operating income
Interest income		23		18
Interest on refund		－		543
Total non-operating income		23		561
Non-operating expenses
Interest expenses		167,278		193,476
Interest expenses on investment corporation bonds		1,686		3,200
Amortization of investment corporation bond issuance costs		406		610
Borrowing related expenses		41,419		42,145
Investment unit issuance expenses		44,235		18,899
Other		－		3,000
Total non-operating expenses		255,026		261,331
Ordinary profit		1,867,103		2,270,692
Extraordinary income
Subsidy income		－		20,090
Insurance income	＊2	56,080	＊2	6,308
Total extraordinary income		56,080		26,398
Extraordinary losses
Loss on reduction of non-current assets		－	＊3	24,718
Total extraordinary losses		－		24,718
Profit before income taxes		1,923,183		2,272,372
Income taxes - current		763		842
Income taxes - deferred		11		(3)
Total income taxes		775		838
Profit		1,922,408		2,271,534
Retained earnings brought forward		61,782		155
Unappropriated retained earnings (undisposed loss)		1,984,191		2,271,690

(For reference) Fiscal Period ended October 31, 2018

(Thousands of yen)

	Unitholders' equity
	Unitholders' capital				Surplus		Total unitholders' equity
	Unitholders' capital	Deduction from unitholders' capital		Unitholders' capital, net	Unappropriated retained earnings (undisposed loss)	Total surplus
		Allowance for temporary difference adjustment	Total deduction from unitholders' capital
Balance at beginning of current period	51,892,335	(119,262)	(119,262)	51,773,072	1,825,457	1,825,457	53,598,530
Changes of items during period
Issuance of new investment units	7,764,158			7,764,158			7,764,158
Dividends of surplus					(1,705,806)	(1,705,806)	(1,705,806)
Reversal of allowance for temporary difference adjustment		57,868	57,868	57,868	(57,868)	(57,868)	－
Profit					1,922,408	1,922,408	1,922,408
Net changes of items other than unitholders' equity
Total changes of items during period	7,764,158	57,868	57,868	7,822,027	158,733	158,733	7,980,761
Balance at end of current period	＊1unit 59,656,493	(61,393)	(61,393)	59,595,100	1,984,191	1,984,191	61,579,291

(Thousands of yen)

	Valuation and translation adjustments		Total net assets
	Deferred gains or losses on hedges	Total valuation and translation adjustments
Balance at beginning of current period	(61,678)	(61,678)	53,536,851
Changes of items during period
Issuance of new investment units			7,764,158
Dividends of surplus			(1,705,806)
Reversal of allowance for temporary difference adjustment			－
Profit			1,922,408
Net changes of items other than unitholders' equity	72,874	72,874	72,874
Total changes of items during period	72,874	72,874	8,053,635
Balance at end of current period	11,195	11,195	61,590,487

Fiscal Period ended April 30, 2019

(Thousands of yen)

	Unitholders' equity
	Unitholders' capital				Surplus		Total unitholders' equity
	Unitholders' capital	Deduction from unitholders' capital		Unitholders' capital, net	Unappropriated retained earnings (undisposed loss)	Total surplus
		Allowance for temporary difference adjustment	Total deduction from unitholders' capital
Balance at beginning of current period	59,656,493	(61,393)	(61,393)	59,595,100	1,984,191	1,984,191	61,579,291
Changes of items during period
Issuance of new investment units	9,418,052			9,418,052			9,418,052
Dividends of surplus					(1,922,642)	(1,922,642)	(1,922,642)
Reversal of allowance for temporary difference adjustment		61,393	61,393	61,393	(61,393)	(61,393)	－
Profit					2,271,534	2,271,534	2,271,534
Net changes of items other than unitholders' equity
Total changes of items during period	9,418,052	61,393	61,393	9,479,445	287,498	287,498	9,766,944
Balance at end of current period	＊69,074,546	－	－	69,074,546	2,271,690	2,271,690	71,346,236

(Thousands of yen)

	Valuation and translation adjustments		Total net assets
	Deferred gains or losses on hedges	Total valuation and translation adjustments
Balance at beginning of current period	11,195	11,195	61,590,487
Changes of items during period
Issuance of new investment units			9,418,052
Dividends of surplus			(1,922,642)
Reversal of allowance for temporary difference adjustment			－
Profit			2,271,534
Net changes of items other than unitholders' equity	(503,131)	(503,131)	(503,131)
Total changes of items during period	(503,131)	(503,131)	9,263,812
Balance at end of current period	(491,936)	(491,936)	70,854,300

V.	Note

[Notes on Assumption of Going Concern]

(For reference) Fiscal period ended October 31, 2018	Fiscal period ended April 30, 2019

Not applicable	Not applicable

[Summary of Significant Accounting Policies]

	(For reference) Fiscal period ended October 31, 2018		Fiscal period ended April 30, 2019

1. Depreciation method for non-current assets	A. Property, plant, and equipment (including trust assets) The straight-line method is used. The useful lives of property, plant and equipment are listed below.		A. Property, plant, and equipment (including trust assets) The straight-line method is used. The useful lives of property, plant and equipment are listed below.
	Buildings	2 to 65 years	Buildings	2 to 65 years
	Structures	2 to 40 years	Structures	2 to 40 years
	Tools and furniture	5 to 29 years	Tools and furniture	5 to 29 years
	fixtures	5 to 15 years	fixtures	5 to 15 years
	B. Intangible assets As for software (for internal use), the straight-line method is used with an expected useful life of 5 years. C. Long-term prepaid expenses The straight-line method is used.		B. Intangible assets As for software (for internal use), the straight-line method is used with an expected useful life of 5 years. C. Long-term prepaid expenses The straight-line method is used.

2. Accounting for deferred assets

A. Investment corporation bond issuance costs

Investment corporation bond issuance costs are amortized by the straight-line method over the period through redemption.

B. Investment unit issuance expenses

Investment unit issuance expenses are recognized at the time of cash out.

A. Investment corporation bond issuance costs

Investment corporation bond issuance costs are amortized by the straight-line method over the period through redemption.

B. Investment unit issuance expenses

Investment unit issuance expenses are recognized at the time of cash out.

3. Accounting for income and expenses

Accounting for property taxes

Property tax, city planning tax, depreciable asset tax, and the like levied on real estate assets and other properties are accounted for as expenses related to rent business at the amounts corresponding to the fiscal period.

The amount of property tax, etc. paid to the seller as part of settlement for acquisition of real estate and real estate in trust is not accounted for as expenses but included in acquisition cost of the respective real estate, etc. In the 5th Period, the property tax, etc. included in the acquisition cost of real estate was 29,552 thousand yen.

Accounting for property taxes

Property tax, city planning tax, depreciable asset tax, and the like levied on real estate assets and other properties are accounted for as expenses related to rent business at the amounts corresponding to the fiscal period.

The amount of property tax, etc. paid to the seller as part of settlement for acquisition of real estate and real estate in trust is not accounted for as expenses but included in acquisition cost of the respective real estate, etc. In the 5th Period, the property tax, etc. included in the acquisition cost of real estate was 14,476 thousand yen.

4. Hedge accounting method

A. Hedge accounting method

Deferred hedge accounting is applied.

B. Hedging method and hedging objective

Hedging method: Interest rate swap transactions

Hedged items: Interest on borrowings

C. Hedging policy

MIRAI utilizes derivative transactions to hedge the risks specified in the Articles of Incorporation of the Investment Corporation based on its risk management policy.

D. Method of assessing hedge effectiveness

Hedge effectiveness is assessed by making a comparison between the cumulative total of cash flow fluctuations attributable to hedged items and the cumulative total of cash flow fluctuations attributable to the means of hedging, and examining the ratio of these totals of fluctuations.

A. Hedge accounting method

Deferred hedge accounting is applied.

B. Hedging method and hedging objective

Hedging method: Interest rate swap transactions

Hedged items: Interest on borrowings

C. Hedging policy

MIRAI utilizes derivative transactions to hedge the risks specified in the Articles of Incorporation of the Investment Corporation based on its risk management policy.

D. Method of assessing hedge effectiveness

Hedge effectiveness is assessed by making a comparison between the cumulative total of cash flow fluctuations attributable to hedged items and the cumulative total of cash flow fluctuations attributable to the means of hedging, and examining the ratio of these totals of fluctuations.

5. Other significant basis for preparation of financial statements

A. Accounting for trust beneficiary right for real estate, etc. as trust asset

With regard to trust beneficiary right for real estate, etc. held as trust asset, all assets and liabilities as well as all revenue and expense items associated with trust assets are accounted for under the respective account items of the Balance Sheet and Statement of Income and Retained Earnings.

Of the trust assets accounted for under the respective account items, the following items with significance are separately indicated on the Balance Sheet.

(a) Cash and deposits in trust

(b) Buildings in trust, Structures in trust, Tools, furniture and fixtures in trust and Land in trust

(c) Tenant leasehold and security deposits in trust

B. Method of accounting for consumption taxes

Transactions subject to consumption taxes are recorded at amounts exclusive of consumption taxes.

Consumption taxes unqualified for deduction for tax purposes for noncurrent assets, etc. are included in acquisition cost for each asset.

A. Accounting for trust beneficiary right for real estate, etc. as trust asset

With regard to trust beneficiary right for real estate, etc. held as trust asset, all assets and liabilities as well as all revenue and expense items associated with trust assets are accounted for under the respective account items of the Balance Sheet and Statement of Income and Retained Earnings.

Of the trust assets accounted for under the respective account items, the following items with significance are separately indicated on the Balance Sheet.

(a) Cash and deposits in trust

(b) Buildings in trust, Structures in trust, Tools, furniture and fixtures in trust and Land in trust

(c) Tenant leasehold and security deposits in trust

B. Method of accounting for consumption taxes

Transactions subject to consumption taxes are recorded at amounts exclusive of consumption taxes.

Consumption taxes unqualified for deduction for tax purposes for noncurrent assets, etc. are included in acquisition cost for each asset.

[Notes to Changes in Presentation]

(For reference) Fiscal period ended October 31, 2018	Fiscal period ended April 30, 2019

(Change with the application of “Partial Amendments
to Accounting Standard for Tax Effect Accounting”)

MIRAI has applied “Partial Amendments to Accounting
Standard for Tax Effect Accounting” (ASBJ Statement
No.28 on February 16, 2018) from the beginning of the
fiscal period under review, and the deferred tax assets
are classified in the investments and other assets.

－

[Notes to Balance Sheet]

*1. The reduction entry amount of the tangible fixed assets

The reduction entry amount of the tangible fixed assets acquired by government subsidies

(Thousands of yen)

	(For reference) The 5th Period (as of October 31, 2018)	The 6th Period (as of April 30, 2019)
Buildings	150,834	175,552
Tools, furniture, and fixtures	328	328

２．Commitment line contracts

MIRAI has the commitment line contracts with the banks.

(Thousands of yen)
	The 5th Period (as of October 31, 2018)	The 6th Period (as of April 30, 2019)
Total amount specified in the commitment line contracts	3,000,000	3,000,000
Loan balance at end of period	－	－
Outstanding loan commitments at end of period	3,000,000	3,000,000

＊3．Minimum amount of net assets prescribed in Article 67, Item 4 of the Investment Trusts Act

(Thousands of yen)
The 5th Period (as of October 31, 2018)	The 6th Period (as of April 30, 2019)
50,000	50,000

＊4．Allowance for Temporary Difference Adjustment

(For reference) Fiscal Period ended October 31, 2018

1　Reason for occurrence of provision and reversal, assets identified and the allowance

(Thousands of yen)
Assets identified	Reason for occurrence of provision	Initial amount	The balance at the beginning of the 5th period	Allowance	Reversal	The balance at the ending of the 5th period	Reason for occurrence of reversal
Deferred losses on hedges	Occurrence of revaluation losses from interest rate swap	216,200	119,262	－	57,868	61,393	Changes in fair value of the derivative transactions

2　Specific approach of reversal

Deferred losses on hedges

MIRAI plans to reverse the allowance depending on the changes in fair value of the derivative transactions used for hedge purposes.

Fiscal Period ended April 30, 2019

1　Reason for occurrence of provision and reversal, assets identified and the allowance

(Thousands of yen)
Assets identified	Reason for occurrence of provision	Initial amount	The balance at the beginning of the 5th period	Allowance	Reversal	The balance at the ending of the 6th period	Reason for occurrence of reversal
Deferred losses on hedges	Occurrence of revaluation losses from interest rate swap	216,200	61,393	－	61,393	－	Changes in fair value of the derivative transactions

2　Specific approach of reversal

Deferred losses on hedges

MIRAI plans to reverse the allowance depending on the changes in fair value of the derivative transactions used for hedge purposes.

[Notes to Statement of Income and Retained Earnings]

(For reference)		Fiscal Period ended April 30, 2019
Fiscal Period ended October 31, 2018
※1 Breakdown of income from real estate leasing business	(Thousands of yen)	※1 Breakdown of income from real estate leasing business	(Thousands of yen)
Ａ． Real estate leasing business revenue		Ａ． Real estate leasing business revenue
Rent revenue-real estate		Rent revenue-real estate
Rent income	3,087,436	Rent income	3,858,561
Land rents received	3,644	Land rents received	3,644
Facility charges	165,409	Facility charges	161,396
Total	3,256,490	Total	4,023,601
Other lease business revenue		Other lease business revenue
Utilities charges	621,917	Utilities charges	558,129
Other operating income	538,890	Other operating income	377,612
Total	1,160,808	Total	935,741
Total real estate leasing business revenue	4,417,298	Total real estate leasing business revenue	4,959,342
Ｂ． Real estate leasing business expenses		Ｂ． Real estate leasing business expenses
Expenses related to rent business		Expenses related to rent business
Outsourcing service expenses	323,748	Outsourcing service expenses	332,879
Utilities expenses	523,830	Utilities expenses	453,633
Taxes and dues	319,885	Taxes and dues	337,635
Repair expenses	53,721	Repair expenses	66,847
Depreciation	452,956	Depreciation	553,261
Other expenses related to rent business	235,590	Other expenses related to rent business	255,239
Total real estate leasing business expenses	1,909,732	Total real estate leasing business expenses	1,999,495
Ｃ． Income from real estate leasing business (A－B)	2,507,566	Ｃ． Income from real estate leasing business (A－B)	2,959,847
※2 Insurance income		※2 Insurance income
The insurance claim concerning damage caused by the fire which occurred at Kawasaki Tech Center is accounted as insurance income.		The insurance claim concerning escalator damage which occurred at Mi-Nara is accounted as insurance income.
－
		※3 Breakdown of loss on reduction of non-current assets

Loss on reduction of non-current assets is the value directly deducted from the acquisition price of newly acquired tangible fixed assets as a result of receipt of subsidies and insurance claims. The breakdown are as follows:

(Thousands of yen)

		Buildings in trust	24,718
		Total	24,718

[Notes to Statement of Changes in Net Assets]

(For reference) Fiscal period ended October 31, 2018	Fiscal period ended April 30, 2019

※1　 Total number of investment units authorized and Total number of investment units issued and outstanding

Total number of investment units authorized

5,000,000　units

Total number of investment units issued and outstanding　　　　　　　　　　　　339,210 units

※1　Total number of investment units authorized and Total number of investment units issued and outstanding

Total number of investment units authorized

5,000,000　units

Total number of investment units issued and outstanding　　　　　　　　　　　　395,410 units

[Tax Effect Accounting]

(For reference)		Fiscal period ended
Fiscal period ended		April 30, 2019
October 31, 2018
1. Breakdown of major causes of deferred tax assets and deferred tax liabilities		1. Breakdown of major causes of deferred tax assets and deferred tax liabilities
	(Thousands of yen)		(Thousands of yen)
Deferred tax assets, current		Deferred tax assets, current
Enterprise tax not deductible	7	Enterprise tax not deductible	11
Deferred losses on hedges	－	Deferred losses on hedges	155,009
Subtotal deferred tax assets, current	7	Subtotal deferred tax assets, current	155,020
Valuation allowance	－	Valuation allowance	(155,009)
Total deferred tax assets, noncurrent	7	Total deferred tax assets, noncurrent	11
Deferred tax assets, net, noncurrent	7	Deferred tax assets, net, noncurrent	11
2. Breakdown by major cause of material difference between the effective statutory tax rate and the effective tax rate after applying tax effect accounting		2. Breakdown by major cause of material difference between the effective statutory tax rate and the effective tax rate after applying tax effect accounting
	(％)		(％)
Effective statutory tax rate	31.51	Effective statutory tax rate	31.51
(Adjustments)		(Adjustments)
Deductible cash distributions	(31.5)	Deductible cash distributions	(31.5)
Other	0.03	Other	0.03
Effective tax rate after applying tax effect accounting	0.04	Effective tax rate after applying tax effect accounting	0.04

[Financial Instruments]

(For reference) Fiscal Period ended October 31, 2018

1．Matters concerning the status of financial instruments

A. Policies on financial instruments

MIRAI procures funds mainly by additionally issuing investment units, borrowing funds, or issuing investment corporation bonds for the purpose of securing funds required for acquisition of assets and repair of assets, payments of dividends, and operation of MIRAI or repayment of debts.

With respect to borrowing of funds and issuance of investment corporation bonds, we consider the balance between flexibility of financing and financial stability. Specifically, we consider, among other things, the long-term ratio, fixed interest ratio, diversification of maturities, financing method (borrowings and/or investment corporation bonds) and establishment of commitment lines.

MIRAI uses derivative transactions for the purpose of hedging interest rate fluctuation risk and other risks and does not enter into derivative transactions for speculative or trading purpose.

MIRAI invests surplus funds in securities and monetary claims with a focus on safety and liquidity, and does not engage into speculative investment.

B. Description of financial instruments and associated risks, and the risk management system

Deposits are one means of investing the surplus funds of MIRAI and are exposed to credit risk such as the bankruptcy of deposit financial institutions. MIRAI works to mitigate credit risk by shortening the period of deposits and dealing with deposit financial institutions with high credit ratings.

Loans payable and investment corporation bonds are used primarily for acquisition of assets and repayments of debts, and are exposed to liquidity risk at the time of repayment/redemption. MIRAI strives to mitigate liquidity risk by diversifying lenders, repayment periods, and means of funds procurement and by securing liquidity on hand by setting commitment lines and manages liquidity risk by preparing cash flow management sheet and other methods.

As some loans are borrowed on variable interest rates, they are exposed to the risk of higher interest payment. MIRAI works to mitigate the risk of higher interest payment by maintaining a lower interest-bearing debt ratio as well as heightening the ratio of loan with long-term fixed interest rate.

Variable interest rate borrowings are exposed to the risk of interest rate fluctuations. Derivative transactions are used to hedge the risk of fluctuations in the interest rate payable for a portion of the borrowings. See “4. Hedge accounting method” above under “Summary of Significant Accounting Policies” for details about the hedging method, hedged items, hedging policy, and method of assessing hedge effectiveness, etc. in hedge accounting.

C. Description of financial instruments

Fair value of financial instruments comprises value based on market prices or rationally calculated value in the case the market prices are not available. As certain assumptions are applied in performing calculation of such value, the value may differ if different assumptions are used.

2. Matters concerning fair value, etc. of financial instruments

Amounts on the Balance Sheet, fair value and their difference as of October 31, 2018 are as follows;

(Thousands of yen)

	Amount on the balance sheet	Fair value	Difference
(i) Cash and deposits	2,958,159	2,958,159	－
(ii) Cash and deposits in trust	2,264,410	2,264,410	－
Total assets	5,222,569	5,222,569	－
(iii) Investment corporation bonds	1,000,000	990,500	(9,500)
(iv) Long-term loans payable	63,200,000	63,239,167	39,167
Total liabilities	64,200,000	64,229,667	29,667
(v) Derivative transactions*	11,195	11,195	－

(*) Net amounts are shown for credits and liabilities attributable to derivative transactions, and the total of the items that constitute net liabilities is shown in negative.

(Note 1) Matters concerning the method of calculating the market value of financial instruments and derivative transactions.

(ⅰ) Cash and deposits, (ⅱ) Cash and deposits in trust

The fair value of these is presented same as the book value, as they are settled in the short-term period and accordingly fair value is almost equal to book value.

(iii) Investment corporation bonds

The reference value disclosed by the Japan Securities Dealers Association is used as the fair value.

(iv) Long-term loans payable

Due to the short maturities and the floating interest rates, the book value of these instruments is deemed a reasonable approximation of the fair value.

(v) Derivative transactions

1. Transactions not applicable to hedge accounting：Not applicable

2. Transactions applicable to hedge accounting：The following table shows the contract amount on the closing date for derivative transactions, or the amount corresponding to the principal specified in the contract.

(Thousands of yen)
Hedge accounting method	Type of derivative transactions	Primary hedged items	Contract amount(*1)		Fair value (*2)
				Amount over one year
Deferred hedge accounting	Interest rate swap transactions Receive variable, pay fixed	Long-term borrowings	50,000,000 (*3)	50,000,000 (*3)	11.195

 (*1) Contract amount based on notional amounts

(*2) Fair value is calculated based on the price by business partner financial institutions.

(*3) Includes an interest rate swap agreement (with a contract amount of 6.5 billion yen) executed as of October 30, 2018 as a hedge against the borrowings made on November 1, 2018.

(Note 2) Financial instruments for which fair value is difficult to determine	(Thousands of yen)

Accounts	Amount on the balance sheet
Tenant leasehold and security deposits in trust (※)	4,640,654

※Tenant leasehold and security deposits that are deposited by lessees of rental properties are not subject to disclosure of fair value because discerning of the fair value is recognized to be extremely difficult as future cash flows cannot be reasonably estimated due to there being no market price and difficulty in calculation of the actual deposit period.

(Note 3) Return schedule for monetary claims after the settlement date (as of October 31, 2018)
(Thousands of yen)

Within 1 year
Cash and deposits	2,958,159
Cash and deposits in trust	2,264,410
Total	5,222,569

(Note 4) Return schedule for loans after the settlement date (as of October 31, 2018)	(Thousands of yen)

	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	After 5 years
Investment corporation bonds	－	－	－	－	－	1,000,000
Long-term loans payable	－	－	1,500,000	10,000,000	7,000,000	44,700,000
Total	－	－	1,500,000	10,000,000	7,000,000	45,700,000

Fiscal period ended April 30, 2019

1.　Matters concerning the status of financial instruments

A. Policies on financial instruments

MIRAI procures funds mainly by additionally issuing investment units, borrowing funds, or issuing investment corporation bonds for the purpose of securing funds required for acquisition of assets and repair of assets, payments of dividends, and operation of MIRAI or repayment of debts.

With respect to borrowing of funds and issuance of investment corporation bonds, we consider the balance between flexibility of financing and financial stability. Specifically, we consider, among other things, the long-term ratio, fixed interest ratio, diversification of maturities, financing method (borrowings and/or investment corporation bonds) and establishment of commitment lines.

MIRAI uses derivative transactions for the purpose of hedging interest rate fluctuation risk and other risks and does not enter into derivative transactions for speculative or trading purpose.

MIRAI invests surplus funds in securities and monetary claims with a focus on safety and liquidity, and does not engage into speculative investment.

B. Description of financial instruments and associated risks, and the risk management system

Deposits are one means of investing the surplus funds of MIRAI and are exposed to credit risk such as the bankruptcy of deposit financial institutions. MIRAI works to mitigate credit risk by shortening the period of deposits and dealing with deposit financial institutions with high credit ratings.

Loans payable and investment corporation bonds are used primarily for acquisition of assets and repayments of debts, and are exposed to liquidity risk at the time of repayment/redemption. MIRAI strives to mitigate liquidity risk by diversifying lenders, repayment periods, and means of funds procurement and by securing liquidity on hand by setting commitment lines and manages liquidity risk by preparing cash flow management sheet and other methods.

As some loans are borrowed on variable interest rates, they are exposed to the risk of higher interest payment. MIRAI works to mitigate the risk of higher interest payment by maintaining a lower interest-bearing debt ratio as well as heightening the ratio of loan with long-term fixed interest rate.

Variable interest rate borrowings are exposed to the risk of interest rate fluctuations. Derivative transactions are used to hedge the risk of fluctuations in the interest rate payable for a portion of the borrowings. See “4. Hedge accounting method” above under “Summary of Significant Accounting Policies” for details about the hedging method, hedged items, hedging policy, and method of assessing hedge effectiveness, etc. in hedge accounting.

C. Description of financial instruments

Fair value of financial instruments comprises value based on market prices or rationally calculated value in the case the market prices are not available. As certain assumptions are applied in performing calculation of such value, the value may differ if different assumptions are used.

2. Matters concerning fair value, etc. of financial instruments

Amounts on the Balance Sheet, fair value and their difference as of April 30, 2019 are as follows;

(Thousands of yen)

	Amount on the balance sheet	Fair value	Difference
(ⅰ) Cash and deposits	2,227,890	2,227,890	－
(ⅱ) Cash and deposits in trust	2,327,433	2,327,433	－
Total assets	4,555,324	4,555,324	－
(iii) Investment corporation bonds	1,000,000	996,600	(3,400)
(ⅳ) Long-term loans payable	73,700,000	73,835,436	135,436
Total liabilities	74,700,000	74,832,036	132,036
(v) Derivative transactions*	（491,936）	（491,936）	－

*Net amounts are shown for credits and liabilities attributable to derivative transactions, and the total of the items that constitute net liabilities is shown in negative.

(Note 1) Matters concerning the method of calculating the market value of financial instruments and derivative transactions.

(ⅰ) Cash and deposits, (ⅱ) Cash and deposits in trust

The fair value of these is presented same as the book value, as they are settled in the short-term period and accordingly fair value is almost equal to book value.

(iii) Investment corporation bonds

The reference value disclosed by the Japan Securities Dealers Association is used as the fair value.

(iv) Long-term loans payable

Due to the short maturities and the floating interest rates, the book value of these instruments is deemed a reasonable approximation of the fair value.

(v) Derivative transactions

1. Transactions not applicable to hedge accounting：Not applicable

2. Transactions applicable to hedge accounting：The following table shows the contract amount on the closing date for derivative transactions, or the amount corresponding to the principal specified in the contract.

(Thousands of yen)

Hedge accounting method	Type of derivative transactions	Primary hedged items	Contract amount(*1)		Fair value (*2)
				Amount over one year
Deferred hedge accounting	Interest rate swap transactions Receive variable, pay fixed	Long-term borrowings	50,000,000	50,000,000	(491,936)

(*1) Contract amount based on notional amounts

(*2) Fair value is calculated based on the price by business partner financial institutions.

(Note 2) Financial instruments for which fair value is difficult to determine	(Thousands of yen)

Accounts	Amount on the balance sheet
Tenant leasehold and security deposits in trust *	5,070,225

* Tenant leasehold and security deposits that are deposited by lessees of rental properties are not subject to disclosure of fair value because discerning of the fair value is recognized to be extremely difficult as future cash flows cannot be reasonably estimated due to there being no market price and difficulty in calculation of the actual deposit period.

(Note 3) Return schedule for monetary claims after the settlement date (as of April 30, 2019)
(Thousands of yen)

Within 1 year
Cash and deposits	2,227,890
Cash and deposits in trust	2,327,433
Total	4,555,324

(Note 4) Return schedule for Investment corporation bonds and loans after the settlement date (as of April 30, 2019)
(Thousands of yen)

	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	After
Investment corporation bonds	－	－	－	－	－	1,000,000
Long-term loans payable	－	1,500,000	11,500,000	7,000,000	18,500,000	35,200,000
Total	－	1,500,000	11,500,000	7,000,000	18,500,000	36,200,000

［Notes to Lease Properties］

(For reference)Fiscal period ended October 31, 2018

MIRAI holds offices, retails and hotels in Tokyo and other regions.

The amounts on the Balance Sheet changes during the fiscal period, and fair value of lease properties are as follows.

(Thousands of yen)

Amount on the balance sheet			Fair value at the end of the period
Balance at the beginning of the period	Changes during the period	Balance at the end of the period
111,245,042	14,442,757	125,687,800	129,805,800

(Note 1) The amount on the balance sheet is acquisition cost less accumulated depreciation.

(Note 2) Of the amount of increase (decrease) of the lease properties during the 5th period, the reason of increase is mainly attributable to acquisition of 3 real estate trust beneficiary rights (14,645,974 thousand yen) and the reason of decrease is mainly attributable to depreciation (452,956 thousand yen).

(Note 3) The fair value at the end of the fiscal period is the appraisal value provided by an outside real estate appraiser.

The income concerning lease properties, etc. for the fiscal period ended October 31, 2018 is indicated under "Notes to Statement of Income and Retained Earnings" above.

Fiscal period ended April 30, 2019

MIRAI holds offices, retails hotels and industrial real estates in Tokyo and other regions.

The amounts on the Balance Sheet changes during the fiscal period, and fair value of lease properties are as follows.

(Thousands of yen)
Amount on the balance sheet			Fair value at the end of the period
Balance at the beginning of the period	Changes during the period	Balance at the end of the period
125,687,800	21,285,848	146,973,649	153,692,000

(Note 1) The amount on the balance sheet is acquisition cost less accumulated depreciation.

(Note 2) Of the amount of increase (decrease) of the lease properties during the 6th period, the reason of increase is mainly attributable to acquisition of 5 real estate trust beneficiary rights (21,401,215 thousand yen) and the reason of decrease is mainly attributable to depreciation (553,261thousand yen).

(Note 3) The fair value at the end of the fiscal period is the appraisal value provided by an outside real estate appraiser.

The income concerning lease properties, etc. for the fiscal period ended April 30, 2019 is indicated under "Notes to Statement of Income and Retained Earnings" above.

[Transactions with Related Parties]

(For reference)Fiscal period ended October 31, 2018

Classify- cation	Name of company or individual	Business description or occupation	Voting rights holding ratio (％)	Nature of transaction	Transaction amount (Thousands of yen)	Account	Balance at end of period (Thousands of yen)
Related parties of asset management company	GK Fushimi First	Maintenance, management and purchase and sale of trust beneficiaries	－	Acquisition of real estate trust beneficiaries	8,886,000	－	－
Asset custody company	Sumitomo Mitsui Trust Bank, Limited	Banking	－	Borrowing of long-term loans payable	－	Long-term loans payable	12,000,000
				Interest expenses	34,906	Accrued expenses	190

(Note 1) Of the above amounts, the transaction amount does not include consumption taxes while the balance at the end of fiscal period does.

(Note 2) Transaction conditions are determined based on market rate.

Fiscal period ended April 30, 2019

Classify- cation	Name of company or individual	Business description or occupation	Voting rights holding ratio (％)	Nature of transaction	Transaction amount (Thousands of yen)	Account	Balance at end of period (Thousands of yen)
Related parties of asset management company	TMK Rokko Investment	Maintenance, management and purchase and sale of trust beneficiaries	－	Acquisition of real estate trust beneficiaries	8,650,000	－	－
Asset custody company	Sumitomo Mitsui Trust Bank, Limited	Banking	－	Borrowing of long-term loans payable	2,500,000	Long-term loans payable	14,500,000
				Interest expenses	41,080	Accrued expenses	1,134

(Note 1) Of the above amounts, the transaction amount does not include consumption taxes while the balance at the end of fiscal period does.

(Note 2) Transaction conditions are determined based on market rate.

[Per Unit Information]

(For reference) Fiscal period ended October 31, 2018		Fiscal period ended April 30, 2019
Net assets per unit	181,570 yen	Net assets per unit	44,797yen
Profit per unit	5,763yen	Profit per unit	1,437yen

Profit per unit was calculated by dividing profit by average number of investment units during period. Diluted profit per unit is not stated as there are no dilutive investment units.		Profit per unit was calculated by dividing profit by average number of investment units during period. Diluted profit per unit is not stated as there are no dilutive investment units.

(Note 1) MIRAI Corporation implemented a four-for-one investment unit split with May 1, 2019 as effective date. Net assets per unit in the above table shows pro forma per unit information which has been adjusted to reflect the unit split as if it had been effective at the beginning of the 6th fiscal period.

(Note 2) The calculation of profit per unit is based on the following.

(Thousands of yen)

(For reference) Fiscal period ended October 31, 2018		Fiscal period ended April 30, 2019
Profit	1,922,408	Profit	2,271,534
Amount not attributable to common unitholders	－	Amount not attributable to common unitholders	－
Profit pertaining to common investment units	1,922,408	Profit pertaining to common investment units	2,271,534
Average number of investment units during period	333,539	Average number of investment units during period	1,580,088

[Notes to Significant Subsequent Events]

(For reference) Fiscal period ended October 31, 2018

(i) Issue of new investment units

MIRAI made a resolution at a meeting of its Board of Directors held on October 16, 2018 and October 24, 2018. Payments for issue of new investment units by public offering (primary offering) and issue of new investment units through a third-party allotment were completed on November 1, 2018 and November 27, 2018, respectively and conditions of the issuance are as follows. As a result, total unitholders’ equity is 69,074,546 thousand yen and total number of investment units outstanding is 395,410 units.

Issue of new investment units (public offering)

Number of investment units to be issued	53,500 units
Issue price (offer price)	\173,452 per unit
Total amount of issue value (offer price)	\9,279,682,000
Paid-in amount	\167,581 per unit
Total paid-in amount	\8,965,583,500
Payment date	November 1 (Thursday), 2018

Issue of new investment units through a third-party allotment

Number of investment units to be issued	2,700 units
Paid-in amount	\167,581 per unit
Total paid-in amount	\452,468,700
Payment date	November 27,2018
Allottee	Nomura Securities Co., Ltd.

Use of proceeds of funds to be procured

Net proceeds from the public offering was used to fund part of the acquisition of “Smile Hotel Naha City Resort”, “Smile Hotel Hakataeki-Mae”, “Smile Hotel Nagoya-Sakae”, “Hotel WBF Yodoyabashi-Minami” and “Rokko Island DC”. Net proceeds from third-party allotment option have been retained and will be reserved to fund part of acquisition of specified assets or repayment of loans or repayment of loans in the future.

(ii) Split of investment units

MIRAI made a resolution at a meeting of its Board of Directors held on December 13, 2018.

Purpose of the split

MIRAI will implement the split for the purpose of making an environment which enables investors to invest more easily by reducing the investment unit price, which would ultimately broaden MIRAI’s investor base.

Method of the split

MIRAI will implement a four-for-one split of the investment units of MIRAI held by unitholders stated or recorded on the registry of unitholders as of the record date of April 30, 2019.

Number of investment units to be increased through the split

Number of investment units issued and outstanding before the split	395,410 units
Number of investment units to be increased through the split	1,186,230 units
Number of investment units issued and outstanding after the split	1,581,640 units
Number of investment units authorized after the split	20,000,000 units

Schedule of the split

Record date	April 30, 2019
Effective date	May 1, 2019

Effect of the split

Per-unit information assuming that the split had been in effect as of the beginning of the fiscal period is as follows:

Net assets per unit	45,392 yen
Profit per unit	1,440 yen

Fiscal period ended April 30, 2019

Split of investment units

MIRAI implemented a four-for-one investment unit split with April 30, 2019 as record date and May 1, 2019 as effective date.

Purpose of the split

MIRAI implemented the split for the purpose of making an environment which enables investors to invest more easily by reducing the investment unit price, which would ultimately broaden MIRAI’s investor base.

Method of the split

MIRAI implemented a four-for-one split of the investment units of MIRAI held by unitholders stated or recorded on the registry of unitholders as of the record date of April 30, 2019.

Number of investment units increased through the split

Number of investment units issued and outstanding before the split	395,410 units
Number of investment units to be increased through the split	1,186,230 units
Number of investment units issued and outstanding after the split	1,581,640 units
Number of investment units authorized after the split	20,000,000 units

See “[Per Unit Information]” for details about each figure per unit which has been adjusted to reflect the unit split as if it had been effective at beginning of the fiscal period ended April 30, 2019.

[Notes to Allowance for Temporary Difference Adjustment]

(For reference) Fiscal period ended October 31, 2018	Fiscal period ended April 30, 2019
The allowance for temporary difference adjustment, 61,393 thousands yen, which responds to changes in the fair value of interest rate swaps, is reversaled in distribution information.	The allowance for temporary difference adjustment, 491,890 thousands yen concerning the deferred hedge loss of interest rate swaps, is reversaled in distribution information. Such allowance for temporary difference adjustment will reversal amounts responds to changes in fair value after the 7th fiscal period.

VI.       Cash Distributions Statement

	(For reference) Fiscal period ended October 31, 2018	Fiscal period ended April 30, 2019
Ⅰ Unappropriated retained earnings (undisposed loss)	1,984,191,650	2,271,690,017
Ⅱ Distribution of excess profit distribution	－	491,890,040
Temporary difference adjustment	－	491,890,040
Ⅲ Capitalization	61,393,750	－
Reversal of allowance for temporary difference adjustment	61,393,750	－
Ⅳ Distributions	1,922,642,280	2,271,630,450
[Distributions per unit]	(5,668)	(5,745)
Distributions of earnings	1,922,642,280	1,779,740,410
[Distributions of earnings per unit]	(5,668)	(4,501)
Temporary difference adjustment	－	491,890,040
[Distributions in excess of earnings per unit (attributable to temporary difference adjustment)]	(－)	(1,244)
Ⅴ Retained earnings to be carried forward (retained loss)	155,620	491,949,607

Method of calculation of distributions	In accordance with the distribution policy set forth in Article 36 (1) of the Articles of Incorporation of MIRAI, the distribution amount is to exceed 90% of the distributable income of MIRAI as stipulated in Article 67.15 Paragraph 1 of the Act on Special Measures Concerning Taxation. Based on this policy, 1,922,642,280 yen, which is the total amount of unappropriated retained earnings after deduction of reversal of allowance for temporary difference adjustment (as stipulated in Article 2, Paragraph 2, Item 30 of the Ordinance on Accountings of Investment Corporations), excluding a fraction of one yen in distribution per investment unit, will be paid as distribution (exclusive of distributions in excess of earnings).

In accordance with the distribution policy set forth in Article 36 (1) of the Articles of Incorporation of MIRAI, the distribution amount is to exceed 90% of the distributable income of MIRAI as stipulated in Article 67.15 Paragraph 1 of the Act on Special Measures Concerning Taxation. Based on this policy, 1,779,740,410 yen, which is the total amount of earnings set forth in Article 136 (1) of Act on Investment Trusts and Investment Corporations, excluding a fraction of one yen in distribution per investment unit, will be paid as distribution (exclusive of distributions in excess of earnings).

　In addition, based on the policy of distribution of excess profit distribution set forth in Article 36 (2) of the Articles of Incorporation of MIRAI, taking into account an impact on distribution from net asset deduction items (as stipulated in Article 2, Paragraph 2, Item 30 of the Ordinance on Accountings of Investment Corporations), amounts which MIRAI decides as amounts equivalent to net asset deduction items will be paid as distribution and as amount equivalent to the deferred hedge loss, 491,936,021 yen, 491,890,040 yen calculated excluding a fraction of one yen in distribution per investment unit will be paid as distribution concerning allowance for temporary difference adjustment (as stipulated in Article 2, Paragraph 2, Item 30 of the Ordinance on Accountings of Investment Corporations) As a result, the amounts of distributions is 271,630,450 yen.

VII.       Cash Flow Statement (Reference)

			(Thousands of yen)
	Fiscal period ended October 31, 2018		Fiscal period ended April 30, 2019
Cash flows from operating activities
Profit before income taxes		1,923,183		2,272,372
Depreciation		453,276		553,581
Amortization of investment corporation bond issuance costs		406		610
Investment unit issuance expenses		44,235		18,899
Interest income		(23)		(18)
Interest expenses		168,965		196,676
Loss on reduction of non-current assets		－		24,718
Decrease (increase) in operating accounts receivable		(26,332)		(17,230)
Decrease (increase) in accounts receivable - other		151,450		－
Decrease (increase) in prepaid expenses		5,448		(23,404)
Decrease (increase) in consumption taxes refund receivable		(151,742)		(78,607)
Increase (decrease) in operating accounts payable		(41,483)		(81,336)
Increase (decrease) in accounts payable - other		10,829		24,771
Increase (decrease) in accrued consumption taxes		(140,698)		－
Increase (decrease) in advances received		62,593		75,705
Decrease (increase) in long-term prepaid expenses		7,681		4,261
Other, net		12,150		(2,450)
Subtotal		2,479,941		2,968,548
Interest income received		23		18
Interest expenses paid		(171,811)		(192,266)
Income taxes paid		(998)		(763)
Net cash provided by (used in) operating activities		2,307,154		2,775,537
Cash flows from investing activities
Purchase of property, plant and equipment in trust		(15,355,562)		(21,849,054)
Repayments of tenant leasehold and security deposits in trust		(110,066)		(204,920)
Proceeds from tenant leasehold and security deposits in trust		734,027		634,492
Payments for restricted deposits held in trust		(0)		(0)
Other payments		(31,131)		(106)
Net cash provided by (used in) investing activities		(14,762,733)		(21,419,590)
Cash flows from financing activities
Decrease in short-term loans payable		(1,000,000)		－
Proceeds from long-term loans payable		6,700,000		10,500,000
Proceeds from issuance of investment corporation bonds		987,790		－
Proceeds from issuance of investment units		7,719,923		9,399,153
Dividends paid		(1,701,790)		(1,922,346)
Net cash provided by (used in) financing activities		12,705,924		17,976,806
Net increase (decrease) in cash and cash equivalents		250,345		(667,246)
Cash and cash equivalents at beginning of period		4,790,128		5,040,473
Cash and cash equivalents at end of period	＊1	5,040,473	＊1	4,373,227

[Summary of Significant Accounting Policies] (For reference)

	Fiscal period ended October 31, 2018	Fiscal period ended April 30, 2019

5. Scope of cash and cash equivalents in the statement of cash flows	Cash and cash equivalents consist of cash on hand, cash in trust, deposits and deposits in trust withdrawable on demand, and short-term investments, which are easily convertible into cash, with low risk of price fluctuation and with a maturity of less than three months.	Cash and cash equivalents consist of cash on hand, cash in trust, deposits and deposits in trust withdrawable on demand, and short-term investments, which are easily convertible into cash, with low risk of price fluctuation and with a maturity of less than three months.

[Notes to Statement of Cash Flows] (For reference)

＊1 Relationship between cash and cash equivalents at end of period and the amount on the balance sheet

		(Thousands of yen)
	Fiscal period ended October 31, 2018	Fiscal period ended April 30, 2019
Cash and deposits	2,958,159	2,227,890
Cash and deposits in trust	2,264,410	2,327,433
Restricted deposits in trust (Note)	(182,095)	(182,096)
Cash and cash equivalents	5,040,473	4,373,227

(Note) These are deposits that are reserved for the return of security deposits from tenants.